              As filed with Securities and Exchange Commission on
                               December 12, 2000
                                                 Registration Nos. 333- _______
                                                                     811-8828

-----------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         ----------------------------
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [X]
         PRE-EFFECTIVE AMENDMENT NO.                          [ ]
         POST-EFFECTIVE AMENDMENT NO.                         [ ]
         and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
         AMENDMENT NO. 16                                     [X]
                       (CHECK APPROPRIATE BOX OR BOXES)
                            -----------------------

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                          (Exact Name of Registrant)
                      NEW ENGLAND LIFE INSURANCE COMPANY
                              (Name of Depositor)
               501 Boylston Street, Boston, Massachusetts 02117
             (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: 617-578-2000
                             ---------------------
                    NAME AND ADDRESS OF AGENT FOR SERVICE:
                            Anne M. Goggin, Esquire
                   Senior Vice President and General Counsel
                      New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02117

                                   COPY TO:
                           Stephen E. Roth, Esquire
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404
                          ---------------------------

                 Approximate date of Proposed Public Offering:
   As soon as practicable after effectiveness of the Registration Statement.

                     Title of Securities Being Registered:
Interest in a separate account under individual flexible premium deferred variable annuity contracts.

                      Declaration pursuant to Rule 24f-2
An indefinite amount of securities is being registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                          AMERICAN FORERUNNER SERIES

            Individual Flexible Premium Variable Annuity Contracts
                                   Issued By
               New England Variable Annuity Separate Account of
                      New England Life Insurance Company
                              501 Boylston Street
                          Boston, Massachusetts 02116
                                (617) 578-2000

  This prospectus offers individual variable annuity contracts (the "Contracts") for individuals and some qualified and nonqualified retirement plans. You may allocate purchase payments to one or more sub-accounts investing in these Eligible Funds of the New England Zenith Fund ("Zenith Fund") and the Metropolitan Series Fund ("Metropolitan Fund").

NEW ENGLAND ZENITH FUND                  METROPOLITAN SERIES FUND, INC.


Back Bay Advisors Money Market Series    Putnam Large Cap Growth Portfolio
Back Bay Advisors Bond Income Series     Putnam International Stock Portfolio
Salomon Brothers Strategic Bond          State Street Research Aurora Small
 Opportunities Series                    Cap Value Portfolio*
Salomon Brothers U.S. Government         Janus Mid Cap Portfolio*
 Series                                  Lehman Brothers(R) Aggregate Bond
Balanced Series                          Index Portfolio*
Alger Equity Growth Series               MetLife Stock Index Portfolio*
Davis Venture Value Series               MetLife Mid Cap Stock Index
Harris Oakmark Mid Cap Value Series      Portfolio*
Loomis Sayles Small Cap Series           Morgan Stanley EAFE(R) Index
MFS Investors Series                     Portfolio*
MFS Research Managers Series             Russell 2000(R) Index Portfolio*
Westpeak Growth and Income Series
--------
 * Subject to any necessary state insurance department approvals.

  You may also allocate purchase payments to a Fixed Account. Limits apply to transfers to and from the Fixed Account.

  When you purchase your Contract, you must select one of five Classes of the Contract, each of which has different sales charges and Asset-Based Insurance Charges. The five available Classes of the Contract are:

  . Standard Class,

  . Bonus Class,

  . C Class,

  . L Class, and

  . P Class.

  If you select the Bonus Class, we will add a bonus amount to each purchase payment received in the first Contract year. The overall expenses for the Bonus Class Contract may be higher than the expenses for a similar Contract that does not pay a bonus. Over time, the value of the bonus could be more than offset by higher expenses.

  Please read this prospectus carefully and keep it for reference. This prospectus contains information that you should know before investing.

  You can obtain a Statement of Additional Information ("SAI") about the Contracts, dated May , 2001. The SAI is filed with the Securities and Exchange Commission and is incorporated by reference in this prospectus. The

SAI Table of Contents is on page A- of the prospectus. For a free copy of the SAI, write or call New England Securities Corporation, 399 Boylston St., Boston, Massachusetts 02116, 1-800-356-5015. The Securities and Exchange Commission maintains a web site that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

  Neither the Securities and Exchange Commission nor any state securities commission has approved these contracts or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  May  , 2001

  THE ELIGIBLE FUND PROSPECTUSES ARE ATTACHED. PLEASE READ THEM AND KEEP THEM FOR REFERENCE.

  WE DO NOT GUARANTEE HOW ANY OF THE SUB-ACCOUNTS OR ELIGIBLE FUNDS WILL PERFORM. THE CONTRACTS AND THE ELIGIBLE FUNDS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                               TABLE OF CONTENTS
                                       OF
                                 THE PROSPECTUS

                                                                            PAGE
                                                                            ----
GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS..........................  A-5
HIGHLIGHTS.................................................................  A-6
FEE TABLE.................................................................. A-10
HOW THE CONTRACT WORKS..................................................... A-16
THE COMPANY................................................................ A-17
THE VARIABLE ACCOUNT....................................................... A-17
INVESTMENTS OF THE VARIABLE ACCOUNT........................................ A-17
 Investment Advice......................................................... A-20
 Substitution of Investments............................................... A-21
FIXED ACCOUNT.............................................................. A-21
THE CONTRACTS.............................................................. A-21
 Purchase Payments......................................................... A-22
 Allocation of Purchase Payments........................................... A-23
 Contract Value and Accumulation Unit Value................................ A-23
 Payment on Death Prior to Annuitization................................... A-24
 Transfer Privilege........................................................ A-28
 Dollar Cost Averaging..................................................... A-29
 Asset Rebalancing......................................................... A-30
 Withdrawals............................................................... A-30
 Systematic Withdrawals.................................................... A-31
 Loan Provision for Certain Tax Benefited Retirement Plans................. A-32
 Suspension of Payments.................................................... A-33
 Ownership Rights.......................................................... A-33
 Requests and Elections.................................................... A-34
ASSET-BASED INSURANCE CHARGES, WITHDRAWAL CHARGE AND OTHER DEDUCTIONS...... A-35
 Contract Administrative Fee............................................... A-36
 Withdrawal Charge......................................................... A-36
 Premium and Other Tax Charges............................................. A-38
 Other Expenses............................................................ A-38
ANNUITY PAYMENTS........................................................... A-39
 Election of Annuity....................................................... A-39
 Annuity Options........................................................... A-39
 Amount of Income Payments................................................. A-40
GUARANTEED MINIMUM INCOME BENEFIT.......................................... A-41
RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS............................. A-43
FEDERAL INCOME TAX STATUS.................................................. A-43
 Introduction.............................................................. A-43
 Taxation of the Company................................................... A-44
 Tax Status of the Contract................................................ A-44
 Taxation of Annuities..................................................... A-45
 Qualified Contracts....................................................... A-48
 Withholding............................................................... A-51
 Possible Changes in Taxation.............................................. A-51
 Other Tax Consequences.................................................... A-52
 General................................................................... A-52
VOTING RIGHTS.............................................................. A-52
DISTRIBUTION OF CONTRACTS.................................................. A-52
THE OPERATION OF THE FIXED ACCOUNT......................................... A-53
 Contract Value and Fixed Account Transactions............................. A-53

                                                                            PAGE
                                                                            ----
INVESTMENT PERFORMANCE INFORMATION......................................... A-54
FINANCIAL STATEMENTS....................................................... A-55
APPENDIX A: Consumer Tips.................................................. A-56
APPENDIX B: Withdrawal Charge.............................................. A-57
APPENDIX C: Premium Tax.................................................... A-58
APPENDIX D: Average Annual Total Return.................................... A-59

               GLOSSARY OF SPECIAL TERMS USED IN THIS PROSPECTUS

  We have tried to make this prospectus as understandable for you as possible. However, in explaining how the Contract works, we have had to use certain terms that have special meanings. These terms are defined below:

  ACCOUNT. A sub-account of the Variable Account or the Fixed Account.

  ACCUMULATION UNIT. An accounting device used to calculate the Contract Value before annuitization.

  ANNUITANT. The natural person on whose life Income Payments are based.

  ANNUITIZATION. Application of proceeds under the Contract to an annuity option on the Maturity Date or upon an earlier date you choose.

  ANNUITY DATE. A date on which you choose to begin receiving Income Payments which must be at least 30 days after issue. If you do not choose a date, the Annuity Date will be no later than the Maturity Date shown on the Contract Schedule.

  ANNUITY UNIT. An accounting device used to calculate the dollar amount of income payments.

  BENEFICIARY. The person designated to receive Death Proceeds under a Contract if a Contract Owner (or Annuitant, if the Contract is not owned by an individual) dies before annuitization of the Contract.

  CONTRACT YEAR. A twelve month period beginning with the date shown on your Contract and with each Contract anniversary thereafter.

  DEATH PROCEEDS (PRIOR TO ANNUITIZATION). The amount we pay, prior to annuitization, on receipt of due proof of the death of a Contract Owner (or of the Annuitant if the Contract is not owned by an individual) and election of payment.

  FIXED ACCOUNT. A part of the Company's general account to which you can allocate net purchase payments. The Fixed Account provides guarantees of principal and interest.

  MATURITY DATE. The date on which annuity payments begin, unless you apply the Contract Value to an annuity payment option before then. The Maturity Date is the later of (i) the date when the older of the Contract Owner(s) and the Annuitant at his or her nearest birthday would be age 95 (or the maximum age permitted by state law, if less), or (ii) 10 years from the issue date.

  PAYEE. Any person or entity entitled to receive payments under the Contract. The term includes (i) an Annuitant, (ii) a Beneficiary or contingent Beneficiary who becomes entitled to death proceeds, and (iii) on full withdrawals or partial withdrawals of the Contract, the Contract Owner.

  VARIABLE ACCOUNT. A separate investment account of the Company, the New England Variable Annuity Separate Account. The Variable Account is divided into sub-accounts; each invests in shares of one Eligible Fund.

  VARIABLE ANNUITY. An annuity providing for income payments varying in amount to reflect the investment experience of a separate investment account.

                                  HIGHLIGHTS

TAX DEFERRED VARIABLE ANNUITIES:

  Earnings under variable annuities are usually not taxed until paid out. This tax treatment is intended to encourage you to save for retirement.

THE CONTRACTS:

  The American Forerunner Series provides for variable annuity payments that begin at the Maturity Date, or earlier if you choose. Variable annuity payments fluctuate with the investment results of the Eligible Funds. (See "Income Payments.") We offer other variable annuities with different fees and charges, that invest in the Eligible Funds. Your registered representative has additional information.

  The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes varying levels of sales charges and Asset-Based Insurance Charges. Depending on your expectations and preferences, you can choose the Class that best meets your needs.

  Prior to issuance, you must select one of five available Classes of the
Contract:

  . Standard Class, which imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing annually over 7 years, and an Asset-Based Insurance Charge;

  . Bonus Class, which credits a bonus amount to purchase payments received in the first Contract year, imposes a higher withdrawal charge (maximum 8%) over a longer period of time (9 years), and imposes a relatively higher Asset-Based Insurance Charge during the withdrawal charge period;

  . C Class, which does not impose any withdrawal charge on withdrawals, but imposes a relatively higher Asset-Based Insurance Charge;

  . L Class, which reduces the period of time (3 years) that a withdrawal charge (maximum 7%) applies on withdrawals, but imposes a relatively higher Asset-Based Insurance Charge; and

  . P Class, which lengthens the period of time (9 years) that a withdrawal charge (maximum 8%) is imposed on withdrawals, and imposes a relatively lower Asset-Based Insurance Charge.

  Your financial representative can help you decide which Class is best for you. The following chart shows in graphic form the relative levels of the withdrawal charge and Asset-Based Insurance Charge under each Class:


         ["Relationship of Withdrawal Charges to Asset-Based Insurance
            Charges for Each Class of Contract" chart appears here]
P Class (8% declining over 9 years; 1.15%)
Standard Class (7% declining over 7 years; 1.25%)
L Class (7% over 3 years; 1.50%)
C Class (No CDSC; 1.60%)
Bonus Class (8% declining over 9 years; 1.60%)

  For actual expenses of each Class, see the Fee Table below.

PURCHASE PAYMENTS:

  Currently, the Standard Class and P Class minimum initial purchase payment is $5,000 for nonqualified plans and $2,000 for qualified plans. The minimum subsequent purchase payment for the Standard Class and P Class is $500 unless we have agreed otherwise; however, exceptions may apply. For the C Class and L Class, the minimum initial investment is $25,000 and the minimum subsequent purchase payment is $500, unless we have agreed otherwise. For the Bonus Class, the minimum initial investment is $10,000 and the minimum subsequent purchase payment is $500 dollars, unless we have agreed otherwise. We may limit the purchase payments you can make. In addition, you may not make a purchase payment (1) within the seven years before the Contract's Maturity Date for the Standard Class, nine years for the P Class, three years for the L Class, and nine years for the Bonus Class or (2) after a Contract Owner (or the annuitant, if the Contract is not owned by an individual) reaches age 91. For joint contract owners, you may not make a purchase payment after the older contract owner reaches age 86. (See "Purchase Payments.")

OWNERSHIP:

  A purchaser may be an individual, employer, trust, corporation, partnership, custodian or any entity specified in an eligible employee benefit plan. A contract may have two owners (both of whom must be individuals). Subject to state approval, certain retirement plans qualified under the Internal Revenue Code ("the Code") may purchase the Contract.

  FOR ANY TAX QUALIFIED ACCOUNT E.G. 401(K) PLAN OR IRA, THE TAX DEFERRED ACCRUAL FEATURE IS PROVIDED BY THE TAX QUALIFIED RETIREMENT PLAN. THEREFORE, THERE SHOULD BE REASONS OTHER THAN TAX DEFERRAL FOR ACQUIRING AN ANNUITY CONTRACT WITHIN A QUALIFIED PLAN.

  For contract transactions, we rely on instructions from Contract Owners, whether a trustee or custodian of an eligible retirement plan or an individual owner.

INVESTMENT OPTIONS:

  You may allocate purchase payments net of certain charges to the sub-accounts or to the Fixed Account. You can allocate your contract value to as many of the accounts as you choose including the Fixed Account at any time. You must allocate a minimum of $500 dollars to each account you select.

  You can change your purchase payment allocation. We believe that under current tax law you can transfer Contract Value between accounts without federal income tax. We reserve the right to limit transfers and charge a transfer fee. Currently, we do not charge a transfer fee or limit the number of transfers, but we do apply special limits to "market-timing." (See "Transfer Privilege.") The minimum transfer amount is currently $500, unless we have agreed otherwise. Special limits apply to transfers to and from the Fixed Account. (See "The Fixed Account.") The maximum transfer amount is $500,000 for each transaction.

CHARGES:

  We apply the following charges to your Contract:

  . premium tax charge, in some states

  . asset-based insurance charge at an annual rate ranging from 1.15% to 1.85% of the Variable Account's daily net assets depending upon the Class and death benefit option you select.

  . annual contract administrative fee of $30 if the contract value is less than $50,000 during the accumulation phase or at annuitization.

  . except for Class C, withdrawal charge (maximum of 8% of each purchase payment made), on certain full and partial withdrawals and certain annuitization transactions that varies by Class.

  . for Contracts with a Guaranteed Minimum Income Benefit Rider, a fee of
    0.35% imposed on the Income Base annually in arrears on each Contract Anniversary prior to annuitization.

  . for Contracts with an Earnings Preservation Benefit Rider, a fee of 0.25% deducted daily from sub-account assets prior to annuitization.

  Certain waivers or reductions may apply. (See "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions.")

  We do not deduct a sales charge from purchase payments.

TEN DAY RIGHT TO REVIEW:

  After you receive the Contract, you have ten days (more in some states) to return it to us or our agent for cancellation. We will return the Contract Value (or, in certain states, your purchase payments.)

PAYMENT ON DEATH:

  If a Contract Owner (or the Annuitant, if the Contract is not owned by an individual) dies before annuitization, the Beneficiary receives a death benefit.

  You will receive the Standard Death Benefit unless you chose to receive one of two enhanced death benefits--the Annual Step-Up Death Benefit or the Greater of Annual Step-Up or 5% Annual Increase Death Benefit. Each of these enhanced death benefits will increase the Asset-Based Insurance Charge applicable to your Contract. You may also elect to purchase, for an additional charge, the Earnings Preservation Benefit Rider, which provides an additional death benefit to assist with covering income taxes payable at death, and a Guaranteed Minimum Income Benefit Rider ("GMIB"), which provides an additional "floor" on annuity payments.

  The Standard Death Benefit equals the greater of the current Contract Value or total purchase payments less a pro rata reduction for partial withdrawals. The Annual Step-Up Death Benefit equals the greater of current Contract Value or the greatest Contract Value on any prior anniversary plus subsequent purchase payments, less a pro rata reduction for subsequent withdrawals. The Greater of Annual Step-Up or 5% Annual Increase Rider equals the greatest of: current Contract Value; purchase payments (less prior withdrawals) accumulated at an annual rate of 5%; or the greatest Contract Value on any prior anniversary plus subsequent purchase payments, less a pro rata reduction for subsequent withdrawals.

  Death Proceeds are taxable and generally are included in the income of the recipient as follows:

  . If received under an annuity payment option, they are taxed in the same manner as annuity payments.

  . If distributed in a lump sum, they are taxed in the same manner as a full withdrawal.

WITHDRAWALS:

  Before annuitization you can send us a written request to withdraw all or part of your Contract Value. After a partial withdrawal, the remaining Contract Value must be at least $2,000. Currently, a partial withdrawal must be at least $500. (Special rules apply if the Contract has a loan.) Federal tax laws penalize and may prohibit certain premature distributions from the Contract. (See "Federal Income Tax Status.")

  A Withdrawal Charge will apply to certain full and partial withdrawals and certain annuitization transactions for Standard, Bonus, L and P Class Contracts. On full withdrawals on Contracts with Contract Value of less than $50,000, the annual contract administrative fee will be deducted. No Withdrawal Charge applies to C Class Contracts. In some states, a premium tax charge will be deducted on full and partial withdrawals.

  On a Standard, Bonus, L, or P Class Contract in any Contract Year you can make a withdrawal of a portion of your purchase payments free from any Withdrawal Charge (the "free withdrawal amount"). In the first Contract Year, no free withdrawal amount is available unless it is part of a monthly systematic withdrawal program in which the monthly withdrawal amount does not exceed 1/12 of 10% of total purchase payments. After the first Contract Year, the annual free withdrawal amount is equal to 10% of total purchase payments, less the total free withdrawal amount previously withdrawn in the same Contract Year.

                                   FEE TABLE

  The purpose of the Fee Table is to help you understand the various costs and expenses that you will pay directly and indirectly by purchasing a Contract. The Fee Table shows the current expenses for each Class of Contract as well as the actual charges and expenses for each portfolio for the fiscal year ended December 31, 2000.

CONTRACT OWNER TRANSAC-
 TION EXPENSES
    Sales Charge Imposed on Purchase Payments.............................   None
    Withdrawal charge (as a percentage of each purchase payment)

IF WITHDRAWN DURING YEAR                STANDARD CLASS BONUS CLASS L CLASS P CLASS
------------------------                -------------- ----------- ------- -------
    1..................................        7%            8%        7%      8%
    2..................................        6%            8%        6%      8%
    3..................................        6%            8%        6%      8%
    4..................................        5%            7%        0%      7%
    5..................................        4%            6%        0%      6%
    6..................................        3%            5%        0%      5%
    7..................................        2%            4%        0%      4%
    8..................................        0%            3%        0%      3%
    9..................................        0%            2%        0%      2%
    Thereafter.........................        0%            0%        0%      0%

    Transfer Fee(1).......................................................   None

SEPARATE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET
ASSETS IN THE SUB-ACCOUNTS)
    Asset-Based Insur-
     ance Charge*(2)

                         STANDARD CLASS BONUS CLASS**    C CLASS   L CLASS P CLASS
                         -------------- -------------- ----------- ------- -------
    Standard Death
     Benefit............     1.25%          1.60%         1.60%     1.50%   1.15%
    Annual Step-Up Death
     Benefit............     1.35%          1.70%         1.70%     1.60%   1.25%
    Greater of Annual
     Step-Up or 5%
     Annual Increase
     Death Benefit......     1.50%          1.85%         1.85%     1.75%   1.40%

* We reserve the right to impose an increased Asset-Based Insurance Charge on sub-accounts that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such sub-accounts.
** The Asset-Based Insurance Charge will be reduced on the Bonus Class by
   0.35% after the expiration of the
   9-year withdrawal charge period.

    Earnings Enhancement Benefit Rider(3).................................  0.25%

OTHER CONTRACT FEES
    Annual Contract Administrative Fee(4).................................    $30
    Guaranteed Minimum Income Benefit(5)..................................  0.35%

NOTES:
(1) We reserve the right to limit the number and dollar amount of transfers and impose a transfer fee of up to $25. We will not restrict transfers to less than 12 per Contract Year.
(2) After annuitization, the amount of the Asset-Based Insurance Charge for each Class will be the charge that would apply for the standard death benefit. For the P Class, the Asset-Based Insurance Charge will increase by 0.15% after annuitization.
(3) The charge for the Earnings Preservation Benefit Rider will not be assessed after annuitization.
(4) We will also deduct this fee on annuitization and on full withdrawal. We waive this fee during the accumulation period, on full withdrawals, and on annuitization for Contracts with a Contract Value of $50,000 or more. We reserve the right to deduct this fee during the Income Period, pro rata from each income payment.
(5) The Guaranteed Minimum Income Benefit Rider charge is imposed on the Income Base annually in arrears on each Contract Anniversary. The Income Base is based on the greater of premiums accumulated with interest and the greatest anniversary value for the Contract, subject to certain limitations. The charge for the Guaranteed Minimum Income Benefit will not be assessed after annuitization.

                            NEW ENGLAND ZENITH FUND

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999     [TO BE UPDATED BY
 (AS A PERCENTAGE OF AVERAGE NET ASSETS)                       AMENDMENT]


                                         OTHER         TOTAL         OTHER         TOTAL
                                       EXPENSES      EXPENSES      EXPENSES      EXPENSES
                          MANAGEMENT    BEFORE        BEFORE         AFTER         AFTER
                            FEES*    REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
                          ---------- ------------- ------------- ------------- -------------
Back Bay Advisors Money
 Market Series..........     .35%         .05%          .40%         .05%           .40%
Back Bay Advisors Bond
 Income Series..........     .40%         .08%          .48%         .08%           .48%
Salomon Brothers
 Strategic Bond
 Opportunities Series...     .65%         .16%          .81%         .16%           .81%
Salomon Brothers U.S.
 Government Series(1)...     .55%         .17%          .72%         .15%           .70%
Balanced Series.........     .70%         .07%          .77%         .07%           .77%
Alger Equity Growth
 Series.................     .75%         .05%          .80%         .05%           .80%
Davis Venture Value
 Series.................     .75%         .06%          .81%         .06%           .81%
Harris Oakmark Mid Cap
 Value
 Series(1)..............     .75%         .13%          .88%         .13%           .88%
Loomis Sayles Small Cap
 Series(1)(2)...........     .90%         .20%         1.10%         .10%          1.00%
MFS Investors Series(1).     .75%        1.28%         2.03%         .15%           .90%
MFS Research Managers
 Series(1)..............     .75%        1.28%         2.03%         .15%           .90%
Westpeak Growth and
 Income Series..........     .68%         .06%          .74%         .06%           .74%

--------
* Our affiliate, New England Investment Management, Inc., is the investment adviser for the Series of the Zenith Fund.

                        METROPOLITAN SERIES FUND, INC.

OPERATING EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999     [TO BE UPDATED BY
 (AS A PERCENTAGE OF NET ASSETS)                               AMENDMENT]


                                                      OTHER         TOTAL         OTHER         TOTAL
                                        12B-1       EXPENSES      EXPENSES      EXPENSES      EXPENSES
                          MANAGEMENT DISTRIBUTION    BEFORE        BEFORE         AFTER         AFTER
                            FEES*        FEE      REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT REIMBURSEMENT
                          ---------- ------------ ------------- ------------- ------------- -------------
Putnam Large Cap Growth
 Portfolio(3)...........     .80%         N/A          .59%         1.39%         .20%          1.00%
Putnam International
 Stock Portfolio........     .90%         N/A          .22%         1.12%         .22%          1.12%
State Street Research
 Aurora Small Cap Value
 Portfolio(3)...........     .85%         N/A          .23%         1.08%         .20%          1.05%
Janus Mid Cap
 Portfolio(3)(4)........     .67%        .25%          .04%          .96%         .04%           .96%
Lehman Brothers
 Aggregate Bond Index
 Portfolio(3)(4)........     .25%        .25%          .15%          .65%         .15%           .65%
MetLife Stock Index
 Portfolio(4)...........     .25%        .25%          .04%          .54%         .04%           .54%
MetLife Mid Cap Stock
 Index Portfolio(3)(4)..     .25%        .25%          .65%         1.15%         .20%           .70%
Morgan Stanley EAFE
 Index Portfolio(3)(4)..     .30%        .25%         1.47%         2.02%         .40%           .95%
Russell 2000 Index
 Portfolio(3)(4)........     .25%        .25%          .64%         1.14%         .30%           .80%

--------
* Metropolitan Life Insurance Company ("MetLife") is the investment adviser for the Portfolios of the Metropolitan Fund.

EXAMPLES

  The purpose of the following Examples is to assist you in understanding the expenses that you would pay over time. The Examples (i) are based on the actual charges and expenses for the Variable Account and for each portfolio for the fiscal year ended December 31, 2000, as stated in the Fee Table(5); and (ii) assume that the Contract Owner has selected the Greater of Annual Step-Up or 5% Annual Increase Death Benefit and the Guaranteed Minimum Income Benefit Rider. Examples do not reflect the Earnings Preservation Benefit Rider.

  EXAMPLE 1. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Standard Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                [INSERT CHART]

  EXAMPLE 2. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Standard Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(6)).

                                [INSERT CHART]

  EXAMPLE 3. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Bonus Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                [INSERT CHART]

  EXAMPLE 4. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the Bonus Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(6)).

                                [INSERT CHART]

  EXAMPLE 5. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the C Class;

  . the underlying portfolio earns a 5% annual return; and

  . you surrender your Contract, do not surrender your Contract, elect to annuitize, or do not elect to annuitize (no withdrawal charges apply to the C Class(6)).

                                [INSERT CHART]

  EXAMPLE 6. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the L Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                [INSERT CHART]

  EXAMPLE 7. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the L Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(6)).

                                [INSERT CHART]

  EXAMPLE 8. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the P Class;

  . the underlying portfolio earns a 5% annual return; and

  . you fully surrender your Contract or elect to annuitize under a period certain option for a specified period of less than 15 years, with applicable withdrawal charges deducted.

                                [INSERT CHART]

  EXAMPLE 9. This example shows the dollar amount of expenses that you would bear directly or indirectly on a $1,000 purchase payment assuming:

  . you select the P Class;

  . the underlying portfolio earns a 5% annual return; and

  . you do not surrender your Contract or elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 15 years (no withdrawal charges would be deducted(6)).

                                [INSERT CHART]

  PLEASE REMEMBER THAT THE EXAMPLES ARE SIMPLY ILLUSTRATIONS AND DO NOT REPRESENT PAST OR FUTURE EXPENSES. Your actual expenses may be higher or lower than those reflected in the examples depending on the features you choose. Similarly your rate of return may be more or less than the 5% assumed in the examples.

--------
* Availability of these portfolios is subject to any necessary state insurance department approval.
--------
NOTES:
(1) New England Investment Management voluntarily limits the expenses (other than brokerage costs, interest, taxes or extraordinary expenses) of certain series with either an expense cap or expense deferral arrangement. Under the expense cap, New England Investment Management bears expenses of the Loomis Sayles Small Cap Series that exceed 1.00% of average daily net assets. Under the expense deferral agreement, New England Investment Management bears expenses which exceed a certain limit in the year the series incurs them and charges those expenses to the series in a future year if actual expenses of the series are below the limit. The limit on expenses for these series are: .90% of average daily net assets for the Harris Oakmark Mid Cap Value, MFS Investors and MFS Research Managers Series; and .70% of average daily net assets for the Salomon Brothers U.S. Government Series. New England Investment Management may end these expense limits at any time.
(2)  In 1999, the management fee for the Loomis Sayles Small Cap Series was
     1.00%
(3) MetLife voluntarily pays expenses (other than the management fee, brokerage commissions, amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940, taxes, interest and other loan costs, and any unusual one-time expenses) of certain Portfolios in excess of a certain percentage of net assets until the earlier of either total net assets of the Portfolio reaching $100 million or a certain date as follows:

                                                  SUBSIDIZED EXPENSES
   PORTFOLIO                                         IN EXCESS OF      DATE
   ---------                                      ------------------- -------
   Putnam Large Cap Growth......................         0.20%         7/1/02
   State Street Research Aurora Small Cap Value.         0.20%         7/1/02
   MetLife Mid Cap Stock Index..................         0.20%         7/1/02

  --------
     Prior to 11/8/00, MetLife paid all Expenses in excess of .25% of the average net assets for the Morgan Stanley EAFE Index Portfolio until the Portfolio's total assets reached $100 million or November 8, 2000, whichever came first. Beginning on 11/8/00, MetLife will pay all expenses in excess of .40% of the average net assets of the Morgan Stanley EAFE Index Portfolio until the Portfolio's assets reach $200 million, or until May 1, 2001, whichever comes first.
     MetLife also paid all Expenses that exceeded .20% of the average net assets, for the Russell 2000 Index Portfolio until December 3, 1999 and for the Lehman Brothers Aggregate Bond Index Portfolio until July 13, 1999. Beginning on February 22, 2000, MetLife will pay all expenses in excess of 0.30% of the average net assets for the Russell 2000 Index Portfolio until the Portfolio's assets reach $200 million, or until
     April 30, 2001, whichever comes first. These subsidies and other prior expense reimbursement arrangements can increase the performance of the Portfolios. MetLife can terminate this arrangement at anytime upon notice to the Board of Directors and to Fund Shareholders.
(4) The Metropolitan Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Under the Distribution Plan the Portfolios pay to compensate certain other parties for an annual fee promoting, selling and servicing the shares of the Portfolio. These other parties may include the Insurance Companies (or their affiliates) and other broker-dealers and financial intermediaries involved in the offer and sale of the contracts. The Distribution Plan is described in more detail in the Fund's prospectus.
(5) In these examples, the average Contract Administrative Fee of .07% has been used. (See (4), on p. A-10.)
(6) If you subsequently withdraw the commuted value of amounts placed under any of these options, we will deduct from the amount you receive a portion of the Withdrawal Charge amount that would have been deducted when you originally applied the Contract proceeds to the option. (See "Withdrawal Charge" and "Annuity Options" for more information.)
-------------------------------------------------------------------------------
Condensed financial information containing the Accumulation Unit Value history appears at the end of this prospectus (p. ).

                             HOW THE CONTRACT WORKS

               [CHART TO BE INSERTED IN PRE-EFFECTIVE AMENDMENT]

                                  THE COMPANY

  We were organized as a stock life insurance company in Delaware in 1980 and are authorized to operate in all states, the District of Columbia and Puerto Rico. Formerly, we were a wholly-owned subsidiary of New England Mutual Life Insurance Company ("New England Mutual"). On August 30, 1996, New England Mutual merged into MetLife, an insurance company whose principle office is One Madison Avenue, New York, NY 10010. MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife then became the parent of New England Variable Life Insurance Company which changed its name to "New England Life Insurance Company," (the "Company") and changed its domicile from the State of Delaware to the Commonwealth of Massachusetts. Our Home Office is at 501 Boylston Street, Boston, Massachusetts 02116.

  We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

                             THE VARIABLE ACCOUNT

  We established a separate investment account, New England Variable Annuity Separate Account (the "Variable Account"), under Delaware law on July 1, 1994, to hold the assets backing the Contracts. When the Company changed its domicile to Massachusetts on August 30, 1996 the Variable Account became subject to Massachusetts law. The Variable Account is registered as a unit investment trust under the Investment Company Act of 1940. The Variable Account may be used to support other variable annuity contracts besides the Contracts. The other contracts may have different charges, and provide different benefits.

  The assets of the Variable Account equal to its reserves and other contract liabilities are not available to meet the claims of the Company's general creditors. The income and realized and unrealized capital gains or losses of the Variable Account are credited to or charged against the Variable Account and not to other income, gains or losses of the Company. All obligations arising under the Contracts are, however, general corporate obligations of the Company.

  We allocate your purchase payments to the sub-accounts that you elect. If you allocate purchase payments to the Variable Account, the value of Accumulation Units credited to your Contract and the amount of the variable annuity payments depend on the investment experience of the Eligible Fund (a mutual fund) in which your selected sub-accounts invests. We do not guarantee the investment performance of the Variable Account. You bear the full investment risk for all amounts allocated to the Variable Account.

                      INVESTMENTS OF THE VARIABLE ACCOUNT

  We will allocate your purchase payments to the sub-accounts investing in one or more of the Eligible Funds you chose, which we list below. No sales charge will apply at the time you make your payment. You may change your selection of Eligible Funds for future purchase payments at any time free of charge. (See "Requests and Elections.") You can transfer to or from any Eligible Fund, subject to certain conditions. (See "Transfer Privilege.") You may allocate your Contract Value among as many accounts (including the Fixed Account) as you choose at any one time. You must allocate a minimum of $500 to each account you select unless the Company consents to lower amounts. We reserve the right to add or remove Eligible Funds from time to time. See "Substitution of Investments."

  Certain Eligible Funds have investment objectives and policies similar to other funds that may be managed by the same subadviser. The performance of the Eligible Funds, however, may be higher or lower than the other funds. We make no representation that the investment results of any of the Eligible Funds will be comparable to the investment results of any other fund, even if the other fund has the same subadviser.

  BACK BAY ADVISORS MONEY MARKET SERIES

  The Back Bay Advisors Money Market Series investment objective is the highest possible level of current income consistent with preservation of capital. An investment in the Money Market Series is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Series seeks to maintain a net asset value of $100 per share, it is possible to lose money by investing in the Money Market Series.

  BACK BAY ADVISORS BOND INCOME SERIES

  The Back Bay Advisors Bond Income Series investment objective is a high level of current income consistent with protection of capital.

  SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

  The Salomon Brothers Strategic Bond Opportunities Series investment objective is a high level of total return consistent with preservation of capital.

  SALOMON BROTHERS U.S. GOVERNMENT SERIES

  The Salomon Brothers U.S. Government Series investment objective is a high level of current income consistent with preservation of capital and maintenance of liquidity.

  BALANCED SERIES (FORMERLY THE LOOMIS SAYLES BALANCED SERIES)

  The Balanced Series investment objective is long-term total return from a combination of capital appreciation and current income.

  ALGER EQUITY GROWTH SERIES

  The Alger Equity Growth Series investment objective is long-term capital appreciation.

  DAVIS VENTURE VALUE SERIES

  The Davis Venture Value Series investment objective is growth of capital.

  HARRIS OAKMARK MID CAP VALUE SERIES (FORMERLY THE GOLDMAN SACHS MIDCAP VALUE SERIES)

  The Harris Oakmark Mid Cap Value Series investment objective is long-term capital appreciation.

  LOOMIS SAYLES SMALL CAP SERIES

  The Loomis Sayles Small Cap Series investment objective is long-term capital growth from investments in common stocks or their equivalents.

  MFS INVESTORS SERIES

  The MFS Investors Series investment objective is reasonable current income and long-term growth of capital and income.

  MFS RESEARCH MANAGERS SERIES

  The MFS Research Managers Series investment objective is long-term growth of capital.

  WESTPEAK GROWTH AND INCOME SERIES

  The Westpeak Growth and Income Series investment objective is long-term total return through investment in equity securities.

  PUTNAM LARGE CAP GROWTH PORTFOLIO

  The Putnam Large Cap Growth Portfolio's investment objective is capital appreciation.

  PUTNAM INTERNATIONAL STOCK PORTFOLIO

  The Putnam International Stock Portfolio's investment objective is long-term growth of capital.

  STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO

  The State Street Research Aurora Small Cap Value Portfolio's investment objective is high total return, consisting principally of capital appreciation.

  JANUS MID CAP PORTFOLIO

  The Janus Mid Cap Portfolio's investment objective is long-term growth of capital.

  LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

  The Lehman Brothers Aggregate Bond Index Portfolio's investment objective is to equal the performance of the Lehman Brothers Aggregate Bond Index.

  METLIFE STOCK INDEX PORTFOLIO

  The MetLife Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").

  METLIFE MID CAP STOCK INDEX PORTFOLIO

  The MetLife Mid Cap Stock Index Portfolio's investment objective is to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Index ("S&P MidCap 400 Index").

  MORGAN STANLEY EAFE INDEX PORTFOLIO

  The Morgan Stanley EAFE Index Portfolio's investment objective is to equal the performance of Morgan Stanley Capital International Europe Australasia Far East Index ("MSCI EAFE Index").

  RUSSELL 2000 INDEX PORTFOLIO

  The Russell 2000 Index Portfolio's investment objective is to equal the return of the Russell 2000 Index.
--------
   * Availability of these Portfolios is subject to any necessary state insurance department approvals.

INVESTMENT ADVICE

  New England Investment Management, Inc., an indirect, wholly-owned subsidiary of the Company, serves as investment adviser for each Series of the New England Zenith Fund (the "Zenith Fund"). Each Series also has a subadviser, shown in the chart below, each of which is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

SERIES                                  SUB-ADVISER
------                                  -----------
Back Bay Advisors Money Market Series.  Back Bay Advisors, L.P.
Back Bay Advisors Bond Income Series..  Back Bay Advisors, L.P.
Salomon Brothers Strategic Bond
 Opportunities**......................  Salomon Brothers Asset Management Inc.
Salomon Brothers U.S. Government
 Series...............................  Salomon Brothers Asset Management Inc.
Balanced Series.......................  Wellington Management Company, LLP.
Alger Equity Growth Series............  Fred Alger Management, Inc.
Davis Venture Value Series............  Davis Selected Advisers, L.P.*
Harris Oakmark Mid Cap Value Series...  Harris Associates L.P.
Loomis Sayles Small Cap Series........  Loomis Sayles & Company, L.P.
MFS Investors Series..................  Massachusetts Financial Services Company
MFS Research Managers Series..........  Massachusetts Financial Services Company
Westpeak Growth and Income Series.....  Westpeak Investment Advisors, L.P.

--------
  * Davis Selected Advisers may delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary of Davis Selected.
 ** The Salomon Brothers Strategic Bond Opportunities Series also receives certain investment subadvisory services from Salomon Brothers Asset Management Limited, a London based affiliate of Salomon Brothers Asset Management Inc.

  In the case of the Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series, Westpeak Growth and Income Series, Harris Oakmark Mid Cap Value Series and Loomis Sayles Small Cap Series, New England Investment Management became the adviser on May 1, 1995. The Harris Oakmark Mid Cap Value Series' subadviser was Loomis, Sayles until May 1, 1998 when Goldman Sachs Asset Management, a separate operating division of Goldman Sachs & Co., became the subadviser. Harris Associates became the subadviser on May 1, 2000.
The Balanced Series' subadviser was Loomis, Sayles until May 1, 2000, when Wellington Management Company became the subadviser.

  The attached Zenith Fund prospectus contains more complete information on each Series. You should read that prospectus carefully before investing. The Zenith Fund's Statement of Additional Information also contains more information on each Series. You may obtain the Statement of Additional Information free of charge by writing to New England Securities, 399 Boylston St., Boston, Massachusetts, 02116 or telephoning 1-800-356-5015.

  MetLife is the investment adviser for the Metropolitan Series Fund Portfolios. Putnam Investment Management, Inc. is the sub-investment manager of the Putnam Large Cap Growth Portfolio and the Putnam International Stock Portfolio. State Street Research & Management Company is the sub-investment manager for the State Street Research Aurora Small Cap Value Portfolio. Janus Capital Corporation is the sub-investment manager for the Janus Mid Cap Portfolio. For more information regarding the investment adviser and the sub-investment manager of the Metropolitan Series Fund Portfolios, see the Metropolitan Series Fund prospectus attached at the end of this prospectus and its Statement of Additional Information.

  You can also get information about the Zenith Fund or Metropolitan Fund (including a copy of the SAI) by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

  An investment adviser or affiliates thereof may compensate NELICO and/or certain affiliates for administrative, distribution, or other services relating to the Eligible Funds. We (or our affiliates) may also be compensated with

12b-1 fees from Eligible Funds. This compensation is based on assets of the Eligible Funds attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. Some advisers, affiliates and/or Eligible Funds may pay us more than others.

SUBSTITUTION OF INVESTMENTS

  If investment in the Eligible Funds or a particular Series is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Eligible Fund or Funds without your consent. The substituted fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close sub-accounts to allocation of purchase payments or Contract Value, or both, at any time in our sole discretion.

                                 FIXED ACCOUNT

  You may allocate purchase payments to the Fixed Account. The Fixed Account is a part of our general account and offers a guaranteed interest rate. (See "The Operation of the Fixed Account" for more information.)

                                 THE CONTRACTS

  We will issue the Standard Class, C Class, L Class and P Class Contracts to an individual through the age of 90 in all states except New York. In New York, we will issue the Standard Class to an individual through the age of 82; the L Class through the age of 86; the C Class through the age of 89; and the P Class through the age of 80. We will issue the Standard Class, C Class, L Class and P Class Contracts to joint contract owners through the age of 85 (based on the older contract owner) in all states except New York. In New York, we will issue the Standard Class to joint contract owners through the age of 82; the L Class and C Class through the age of 85; the P Class through the age of 80. The maximum issue age for the Bonus Class (for an individual or joint contract owners) is age 80 in all states. Unless otherwise noted, information provided in each section is applicable to all contract classes.

  The Contract allows you to select one of several different charge structures, each referred to as a Class, based on your specific situation. Each Class imposes varying levels of sales charges and Asset-Based Insurance Charges. Depending on your expectations and preferences, you can choose the Class that best meets your needs. Prior to issuance, you must select one of the following five available Classes of the Contract:

STANDARD CLASS

  If you do not select a Class, your Contract will be issued as a Standard Class Contract. The Standard Class imposes a withdrawal charge on withdrawals equal to a maximum of 7% of each purchase payment, reducing over 7 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.25% to 1.50% during the accumulation period, depending on the death benefit that you select.

BONUS CLASS

  If you select this Class, we will add a bonus amount to your policy value every time you make a purchase payment within the first Contract year (with certain exceptions). The amount of the bonus is currently 4%. The purchase payment bonus will be allocated among the sub-accounts and the Fixed Account in the same manner as your purchase payments.

  The Bonus Class imposes a withdrawal charge on withdrawals equal to a maximum of 8% of each purchase payment, reducing over 9 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.60% to 1.85% during the withdrawal charge period, depending on the death benefit that you select. This charge is reduced by 0.35% after the expiration of the withdrawal charge period.

  Generally, an annuity with a purchase payment bonus may have higher charges and expenses than a similar annuity without a purchase payment bonus. Or, it may have less advantageous benefits and other features, or some combination of different charges and benefits. Alternatively, the charges and features could be the same, but we could make less profit or pay lower commissions to sales agents, or both. Accordingly, you should always consider the expenses along with the benefits and other features to be sure any annuity or class of annuity meets your financial needs and goals. Additionally, the annuity purchase rates for the Bonus Class Contract are different than for other Classes (see "Amount of Income Payments").

  Under certain limited circumstances, we may take back the bonus (i.e., we may recapture it). If you cancel the contract by returning it during the Free Look Period, we will deduct any bonus amounts from the refund amount. We will take back the premium credit as if it had never been applied if we recapture a purchase payment bonus. However, the amount returned to you will not be decreased by any investment loss and you will retain any investment gain attributable to the bonus.

C CLASS

  The C Class does not impose any withdrawal charge on withdrawals, but imposes a higher Asset-Based Insurance Charge than the Standard Class. This Asset-Based Insurance Charge ranges from 1.60% to 1.85% during the accumulation period, depending on the death benefit that you select.

L CLASS

  The L Class reduces the period of time that a withdrawal charge applies on withdrawals, but imposes a higher Asset-Backed Insurance Charge than the Standard Class. Specifically, the L Class imposes a withdrawal charge on withdrawals for three years equal to a maximum of 7% of each purchase payment (reducing to 6% in the second and third years). It also imposes an Asset-Based Insurance Charge that ranges from 1.50% to 1.75% during the accumulation period, depending on the death benefit that you select.

P CLASS

  The P Class lengthens the period of time that a withdrawal charge is imposed on withdrawals, and imposes a lower Asset-Based Insurance Charge than the Standard Class. Specifically, the P Class imposes a withdrawal charge on withdrawals equal to a maximum of 8% of each purchase payment, reducing over 9 years. It also imposes an Asset-Based Insurance Charge that ranges from 1.15% to 1.40% during the accumulation period, depending on the death benefit that you select. The Asset-Based Insurance Charge will increase by 0.15% after annuitization (see "Asset-Based Insurance Charge").

PURCHASE PAYMENTS

  Currently, the Standard Class and P Class minimum initial purchase payment is $5,000 for non-qualified plans and $2,000 for qualified plans. The minimum subsequent purchase payment for non-qualified or qualified plans is $500 unless we agree otherwise. For the C Class and L Class, the minimum initial investment is $25,000 and the minimum subsequent purchase payment is $500, unless we agree otherwise. For the Bonus Class, the minimum initial investment is $10,000 and the minimum subsequent purchase payment is $500, unless we agree otherwise; however, the following exceptions may apply.

  . When the Contract is bought as part of an individual retirement account under Section 408(a) of the Code or individual retirement annuity under
    Section 408(b) of the Code (both referred to as "IRAs"), and a Roth IRA under Section 408A of the Code ("Roth IRA") the minimum initial purchase payment we will accept is $2,000, or if you choose to have monthly purchase payments withdrawn from your financial institution account we will accept a minimum of $100.

  . For Contracts bought as part of other types of retirement plans qualifying for tax-benefited treatment under the Code, we may accept lower monthly purchase payments as low as $50 per month if payments are made through a group billing arrangement (also known as a "list bill" arrangement).

  . For all other Contracts, we may accept lower monthly purchase payments as low as $100 per month if they are made through MSA. If you would like to exchange a New England Variable contract for a Contract, we may waive the minimum initial and subsequent purchase payment amounts to correspond with the old contract.

  We may limit purchase payments made under a Contract. Currently, we may refuse any purchase payment in excess of a maximum of $1,000,000. We may limit purchase payments under a flexible purchase payment contract to three times the amount shown in the application for any given Contract year.

  NO PURCHASE PAYMENTS MAY BE MADE (1) WITHIN SEVEN YEARS PRIOR TO THE CONTRACT'S MATURITY DATE FOR THE STANDARD CLASS; NINE YEARS FOR THE P CLASS; THREE YEARS FOR THE L CLASS; AND NINE YEARS FOR THE BONUS CLASS OR (2) AFTER A CONTRACT OWNER (OR THE ANNUITANT, IF THE CONTRACT IS NOT OWNED BY AN INDIVIDUAL) REACHES AGE 91. FOR JOINT CONTRACT OWNERS, YOU MAY NOT MAKE A PURCHASE PAYMENT AFTER THE OLDER CONTRACT OWNER REACHES AGE 86.

  When we receive your completed application (information) and initial purchase payment, within two business days we will issue your Contract. The Contract Date is the date shown on your Contract. We will contact you if the application is incomplete and we need additional information. We will return initial purchase payments if this process is not completed within five business days unless you agree otherwise. We reserve the right to reject any application.

TEN DAY RIGHT TO REVIEW

  Within 10 days (or more where required by applicable state insurance law) after you receive your Contract you may return it to us or our agent for cancellation. Upon cancellation of the Contract, we will return to you the Contract Value. If required by the insurance law or regulations of the state in which your Contract is issued, however, we will refund all purchase payments made. If you have selected the Bonus Class and you return your Contract during this period, we will recapture the bonus credit amount. The amount returned to you will not be decreased by any investment loss and you will retain any investment gain attributable to the bonus.

ALLOCATION OF PURCHASE PAYMENTS

  You may allocate your purchase payments to as many accounts as you select including the Fixed Account. You must allocate a minimum of $500 dollars to each account you select. We convert your purchase payments, allocated to the Eligible Funds, to a unit of interest known as an Accumulation Unit. The number of Accumulation Units credited to the Contract is determined by dividing the purchase payment by the Accumulation Unit Value for the selected sub-accounts at the end of the valuation day we receive your purchase payment at our Home Office.

CONTRACT VALUE AND ACCUMULATION UNIT VALUE

  We determine the value of your Contract by multiplying the number of Accumulation Units credited to your Contract by the appropriate Accumulation Unit Values. The Accumulation Unit Value of each sub-account depends on the net investment experience of its corresponding Eligible Fund and reflects the deduction of all fees and expenses.

  The Accumulation Unit Value of each sub-account was initially set at $1.00. We determine the Accumulation Unit Value by multiplying the most recent Accumulation Unit Value by the net investment factor for that day. The net investment factor for any sub-account reflects the change in net asset value per share of the corresponding Eligible Fund as of the close of regular trading on the New York Stock Exchange from the net asset value most recently determined, the amount of dividends or other distributions made by that Eligible Fund since the last determination of net asset value per share, and daily deductions from the average daily net asset value of the subaccount for the Separate Account annual expenses which vary depending upon the Class, death benefit, and subaccounts you choose. (See "Asset-Based Insurance Charge, Withdrawal Charge and Other Sales Deductions.") The net investment factor may be greater or less than one. We describe the formula for determining the net investment factor under the caption "Net Investment Factor" in the Statement of Additional Information.

  If you select the Fixed Account option, the total Contract Value includes the amount of Contract Value held in the Fixed Account. (See "The Fixed Account.") If you have a loan under your Contract, the Contract Value also includes the amount of Contract Value transferred to our general account (but outside of the Fixed Account) due to the loan and any interest credited on that amount. We will credit interest earned on the amount held in the general account due to the loan at least annually to the sub-accounts you selected on the application. (See "Loan Provision for Certain Tax Benefited Retirement Plans.")

PAYMENT ON DEATH PRIOR TO ANNUITIZATION

  Prior to annuitization, your Contract's Death Proceeds will be determined as of the end of the business day that we receive both due proof of the death of:
(1) you as Contract Owner; (2) the first Contract Owner to die, if your Contract has joint owners; or (3) the Annuitant, if your Contract is not owned in an individual capacity and an acceptable election for the payment method. (If there is no named Beneficiary under a joint Contract, the Death Proceeds will be paid to the surviving Contract Owner.)

  You will receive the Standard Death Benefit unless you chose to receive one of two enhanced death benefits--the Annual Step-Up Death Benefit or the Greater of Annual Step-Up or 5% Annual Increase Death Benefit. Each of these enhanced death benefits will increase the Asset-Based Insurance Charge applicable to your Contract. You may also elect to purchase, for an additional charge, the Earnings Preservation Benefit Rider, which provides an additional death benefit to assist with covering taxes payable at death, and/or the Guaranteed Minimum Income Benefit Rider, which provides a "floor" on annuity payments. After annuitization, the charge for the Earnings Preservation Benefit Rider and the Guaranteed Minimum Income Benefit Rider will not be assessed.

STANDARD DEATH BENEFIT

  The Standard Death Benefit at any time will be the greater of:

    (1) the Contract Value; or

    (2) total Purchase Payments, reduced proportionately by the percentage reduction in Contract Value attributable to each partial withdrawal (including any applicable Withdrawal Charge).

  If you are a natural person and change the Contract Owner to someone other than your spouse during the accumulation period, the Standard Death Benefit payable when the new Contract Owner dies will be the greater of:

    (1) the Contract Value; or

    (2) the Contract Value as of the effective date of the change of Contract Owner, increased by any purchase payments made and reduced proportionately by the percentage reduction in Contract Value attributable to any partial withdrawals (including any applicable Withdrawal Charge) taken after that date.

ANNUAL STEP-UP DEATH BENEFIT

  If you elect the Annual Step-Up Death Benefit, the death benefit will be the greater of:

    (1) the Contract Value; or

    (2) the Highest Anniversary Value as defined below.

  On the issue date, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value as recalculated will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Contract Value attributable to each subsequent partial withdrawal. On each Contract Anniversary prior to the Contract Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Contract Value on the date of the recalculation.

  If you are a natural person and change the Contract Owner to someone other than your spouse, the death benefit is equal to the greatest of:

    (a) (1) above or

    (b) the Contract Value as of the effective date of the change of Contract Owner, increased by purchase payments received after that date and reduced proportionately by the percentage reduction in Contract Value attributable to each partial withdrawal (including any applicable Withdrawal Charge) made after that date; or

    (c) the Highest Anniversary Value, except that the Highest Anniversary Value will be recalculated to equal the Contract Value as of the effective date of the Contract Owner change.

  If a non-natural person owns the Contract, then Annuitant shall be deemed to be Contract Owner in determining the death benefit. If Joint Owners are named, the age of the oldest will be used to determine the death benefit amount.

GREATER OF ANNUAL STEP-UP OR 5% ANNUAL INCREASE DEATH BENEFIT

  If you elect the Greater of Annual Step-Up or 5% Annual Increase Death Benefit, the death benefit will be the greater of:

    (1) the Contract Value; or

    (2) the Enhanced Death Benefit.

  The Enhanced Death Benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value (AS DEFINED ABOVE FOR THE ANNUAL STEP-UP DEATH BENEFIT).

    (b) Annual Increase Amount: ON THE ISSUE DATE, THE ANNUAL INCREASE AMOUNT IS EQUAL TO YOUR INITIAL PURCHASE PAYMENT. THEREAFTER, THE ANNUAL INCREASE AMOUNT IS EQUAL TO (I) LESS (II)

      (i) is purchase payments accumulated at the Annual Increase Rate. The Annual Increase Rate is 5% per year through the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, and 0% per year thereafter; and

      (ii) Withdrawal Adjustments accumulated at the Annual Increase Rate. A Withdrawal Adjustment is equal to the value of the Annual Increase Amount immediately prior to a withdrawal multiplied by the percentage reduction in Contract Value attributable to that partial withdrawal (including any applicable Withdrawal Charge).

  If you are a natural person and change the Contract Owner to someone other than your spouse, the death benefit is equal to the greater of the Contract Value or the Enhanced Death Benefit; however, for purposes of calculating the Enhanced Death Benefit:

    (a) the Highest Anniversary Value equals your Contract Value as of the date the Contract Owner is changed; and

    (b) the current Annual Increase Amount equals your Contract Value as of the date the Contract Owner is changed. After that date, the Contract Value on the date the Contract Owner is changed will be treated as the initial purchase payment, and purchase payments received and partial withdrawals taken (including any applicable Withdrawal Charge) prior to the changes of Contract Owner will not be taken into account.

  If a non-natural person owns the Contract, then the Annuitant will be treated as the Contract Owner in determining the death benefit. If Joint Owners are named, the age of the oldest will be used to determine the death benefit amount.

EARNINGS PRESERVATION BENEFIT RIDER

  The Earnings Preservation Benefit Rider is an optional rider that provides an enhanced death benefit to assist with covering income taxes payable upon death. The death benefit amount will be calculated upon the death of the first owner or joint owner. If the spouse is the beneficiary, he or she may elect to continue this rider along with the base Contract and other riders. This benefit must be paid on the second death of a spouse. The rider terminates, and the rider fee is removed, upon payment of the death benefit.

  Before the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, the Earnings Preservation Benefit is equal to the applicable Benefit Percentage from the table below times the amount calculated by (a)-(b) below:

    (a) is the death benefit under your Contract; and

    (b) total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals (including any applicable Withdrawal Charge) are first applied against earnings in the Contract and then against purchase payments.

  On or after the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, the Earnings Preservation Benefit is equal to the applicable Benefit Percentage times the amount calculated by (a)-(b) below:

    (a) the death benefit amount on the Contract Anniversary immediately prior to the Contract Owner's 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Contract Value attributable to each subsequent partial withdrawal (including any applicable Withdrawal Charge); and

    (b) total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals (including any applicable Withdrawal Charge) are first applied against earnings in the Contract, and then against purchase payments.

                              BENEFIT PERCENTAGE

                 ISSUE AGE                                          PERCENTAGE
                 ---------                                          ----------
             Ages 69 or younger                                        40%
             Ages 70-79                                                25%
             Ages 80 and above                                          0%

  If a non-natural person owns the Contract, then the Annuitant will be treated as Contract Owner in determining the Earnings Preservation Benefit. If Joint Owners are named, the age of the oldest Contract Owner will be used to determine the Earnings Preservation Benefit.

  AN ANNUAL EXPENSE OF 0.25% WILL BE DEDUCTED DAILY FROM SUB-ACCOUNT ASSETS FOR THIS BENEFIT. THIS CHARGE WILL NOT APPLY AFTER ANNUITIZATION.

  THIS BENEFIT IS NOT CURRENTLY AVAILABLE FOR QUALIFIED PLANS.

  Options for Death Proceeds. For non-tax qualified plans, the Code requires that if the Contract Owner (or, if applicable, Annuitant) dies prior to annuitization, we must pay Death Proceeds within 5 years from the date of death or apply the Death Proceeds to a payment option to begin within one year, but not to exceed the life expectancy of the beneficiary. We will pay the Death Proceeds, reduced by the amount of any outstanding loan plus accrued interest and by any applicable premium tax charge, in a lump sum or apply them to provide one or more of the fixed or variable methods of payment available (see "Annuity Options"). (Certain annuity payment options are not available for the Death Proceeds.) You may elect the form of payment during your lifetime (or during the Annuitant's lifetime, if the Contract is not owned by an individual). This election, particularly for Contracts issued in connection with retirement plans qualifying for tax benefited treatment, is subject to any applicable requirements of Federal tax law. For Death Proceeds to be paid other than immediately in lump sum, any portion in the Variable Account remains in the Variable Account until distribution begins. From the time the Death Proceeds are determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk. The beneficiary bears such investment risk.

  If you have not elected a form of payment, your Beneficiary has 90 days after we receive due proof of death to make an election. If you make no election, your contract will be continued if permitted under our rules then in effect. Whether and when such an election is made could affect when the Death Proceeds are deemed to be received under the tax laws.

  The Beneficiary may: (1) receive payment in a single sum; (2) receive payment in the form of certain annuity payment options that begin within one year of the date of death; or (3) if eligible, continue the Contract under the Beneficiary Continuation provision or the Spousal Continuation provision, as further described below. IF THE BENEFICIARY DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH, AND THE BENEFICIARY IS ELIGIBLE FOR EITHER THE BENEFICIARY CONTINUATION OR THE SPOUSAL CONTINUATION PROVISION, WE WILL CONTINUE THE CONTRACT UNDER THE APPLICABLE PROVISION.

  There are comparable rules for distributions on the death of the Annuitant under tax qualified plans. However, if the Beneficiary under a tax qualified Contract is the Annuitant's spouse, tax law generally allows distributions to begin by the year in which the Annuitant would have reached age 70 1/2 (which may be more or less than five years after the Annuitant's death). See "Qualified Contracts--Distributions from the Contract."

  If you (or, if applicable, the Annuitant) die on or after annuitization, the remaining interest in the Contract will be distributed as quickly as under the method of distribution in effect on the date of death.

  --BENEFICIARY CONTINUATION

  Since tax law requires that Death Proceeds be distributed within five years after the death of a Contract Owner (or, if applicable, the Annuitant), the Beneficiary Continuation provision permits a Beneficiary to keep the Death Proceeds in the Contract and to continue the Contract for a period ending five years after the date of death. The Death Proceeds must meet our published minimum (currently $5,000 for non-tax qualified Contracts and $2,000 for tax qualified Contracts) in order for the Contract to be continued by any Beneficiary.

  IF THE BENEFICIARY DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH, WE WILL CONTINUE THE CONTRACT UNDER THE BENEFICIARY CONTINUATION PROVISION FOR A PERIOD ENDING FIVE YEARS AFTER THE DATE OF DEATH. IF BENEFICIARY CONTINUATION IS NOT AVAILABLE BECAUSE THE BENEFICIARY'S SHARE OF THE DEATH PROCEEDS DOES NOT MEET OUR PUBLISHED MINIMUM, HOWEVER, WE WILL PAY THE DEATH PROCEEDS IN A SINGLE SUM UNLESS THE BENEFICIARY ELECTS AN ANNUITY PAYMENT OPTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH.

  The Death Proceeds become the Contract Value on the date of the continuation and are allocated among the accounts in the same proportion as they had been prior to the continuation. In addition, the Beneficiary will have the right to make transfers and fully or partially withdraw his or her portion of the Contract Value, but may not make further purchase payments, take loans, or exercise the dollar cost averaging feature. No minimum guaranteed death benefit amount or Withdrawal Charge will apply. Five years from the date of death of the Contract Owner (or, if applicable, the Annuitant), we will pay the Beneficiary's Contract Value to the Beneficiary. If the Beneficiary dies during that five year period, the Beneficiary's death benefit is the Contract Value on the date when we receive due proof of death.

  --SPECIAL OPTIONS FOR SPOUSES

  Under the Spousal Continuation provision, the Contract may be continued after your death prior to annuitization in certain situations: if a Contract has spousal joint owners who are also the only Beneficiaries under the Contract, or if only one spouse is the Contract Owner (or, if applicable, the Annuitant) and the other spouse is the primary Beneficiary. In either of these situations, the surviving spouse may elect, within 90 days after we receive due proof of your death:

    (1) to receive the Death Proceeds either in one sum or under a permitted payment option;

    (2) to continue the Contract under the Beneficiary Continuation provision; or

    (3) to continue the Contract under the Spousal Continuation provision with the surviving spouse as the Contract Owner (or, if applicable, the Annuitant).

  IF THE SURVIVING SPOUSE DOES NOT MAKE AN ELECTION WITHIN 90 DAYS AFTER WE RECEIVE DUE PROOF OF DEATH, WE WILL AUTOMATICALLY CONTINUE THE CONTRACT UNDER THE SPOUSAL CONTINUATION PROVISION IF OUR RULES PERMIT, AND THE SURVIVING SPOUSE WILL NOT BE ABLE TO RECEIVE THE DEATH PROCEEDS AT THAT TIME. The terms and conditions of the Contract that applied prior to the death will continue to apply, with certain Exceptions described in the Contract.

  If a loan exists at the time the Contract Owner (or, if applicable, Annuitant) dies, and the Contract is continued under the Spousal Continuation provision, the amount of the outstanding loan plus accrued interest will be treated as a taxable distribution from the Contract to the deceased Contract Owner, and we will reduce the Contract Value accordingly.

TRANSFER PRIVILEGE

  Currently, you may transfer your Contract Value among sub-accounts and/or the Fixed Account without incurring federal income tax consequences. It is not clear, however, whether the Internal Revenue Service will limit the number of transfers between sub-accounts and/or the Fixed Account. See "Tax Status of the Contract--Diversification."

  We currently do not charge a transfer fee or limit the number of transfers. We reserve the right to limit transfers and to charge a transfer fee of up to $25. We will not restrict transfers to less than 12. If we do change our policy, we will notify you in advance. Currently we allow a maximum of $500,000 and a minimum of $500 for each transfer unless otherwise agreed. (If a sub-account contains less than [$500], that full amount may be transferred to a sub-account in which you already invested, or you may transfer this amount in combination with Contract Value from another sub-account so that the total transferred to the new sub-account is at least [$500].)

  During the Income Period, you may not make any transfers to the Fixed Account if you are receiving payments under a variable payment option. No transfers are allowed if you are receiving payments under a fixed payment option.

  We will treat as one transfer all transfers requested by you on the same day for all Contracts you own. For multiple transfers requested on the same day, which exceed the $500,000 maximum, we will not execute any amount of the transfer. We will make transfers at the Accumulation Unit Values next determined after we receive your request.

  Your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more Contract Owners with interests in the sub-account is, or would be, to the disadvantage of other Contract Owners, including certain "market timing" activities. We may apply any such limitations or modifications to transfers to or from one or more of the sub-accounts. These limitations or modifications may include (but are not limited to) any of the following:

  . the requirement of a minimum time period between each transfer;

  . not accepting a transfer request from a third party acting under authorization on behalf of more than one Contract Owner;

  . limiting the dollar amount that may be transferred between the sub-accounts by an Contract Owner at any one time; and

  . requiring that a written transfer request be provided to us, signed by an Contract Owner.

  To the extent permitted by applicable law, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Eligible Funds available through the Variable Account. In addition, in accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time.

  The above limitations on transfers that we determine to be based on market-timing do not apply to Contracts issued in New York. In New York as in all other states, however, transfers can be made under Powers of Attorney only with our consent.

  The Metropolitan Fund may restrict or refuse purchases or redemptions of shares in their Portfolios as a result of certain market timing activities. You should read the prospectuses of these Eligible Funds for more details.

  We reserve the right to limit the number of transfers during the accumulation and/or income periods. We also reserve the right to refuse transfers to the Fixed Account if we are paying an interest rate on the Fixed Account equivalent to our guaranteed minimum interest rate of 3%. We will notify you, in advance, if we change the above transfer provisions.

  See "Requests and Elections" for information regarding transfers made by written request and by telephone.

  For special rules regarding transfers involving the Fixed Account, see "The Operation of Fixed Account." We limit transfers out of the Fixed Account as to amount. Special limits may apply on purchase payments and amounts transferred into the Fixed Account. See the Statement of Additional Information.

  We may distribute your Contract Value among as many subaccounts as you choose (including the Fixed Account) at any time. You must allocate a minimum of $500 dollars per account. We will not process transfer requests not complying with this rule.

DOLLAR COST AVERAGING

  We offer an automated transfer privilege called dollar cost averaging. Under this feature you may request that we transfer an amount of your Contract Value on the same day each month, prior to annuitization, from any one account of your choice to one or more of the other accounts (including the Fixed Account, subject to the limitations on transfers into the Fixed Account). We currently restrict the amount of Contract Value which you may transfer from the Fixed Account. We allow one dollar cost averaging program to be active at a time. Currently, you must transfer a minimum of $500 to each account that you select under this feature. If we impose a transfer fee, we may count transfers made under the dollar cost averaging program against the number of transfers per year allowed free of charge. You may cancel your use of the dollar cost averaging program at any time prior to the monthly transfer date. You may not participate in a dollar cost averaging program while you are participating in the asset rebalancing program. (See Appendix A for more information about Dollar Cost Averaging and the Statement of Additional Information for more information on Dollar Cost Averaging and the Fixed Account.)

  Guaranteed Account. To the extent allowed by state law, we may credit an interest rate different from the current Fixed Account rate, to eligible payments that you allocate to a Guaranteed Account we establish for the purpose of enhanced dollar cost averaging (an "enhanced dollar cost averaging option"). The Guaranteed Account is part of our general account. Enhanced dollar cost averaging is available for Standard Class, P Class and L Class Contracts, but is not available for Bonus Class and C Class Contracts. Only one dollar cost averaging program may be in effect at one time. Amounts in a Guaranteed Account are subject to the following limitations:


  . Certain rules and limitations may apply to the purchase payments you can allocate.

  . These amounts cannot be used as collateral for a loan.

  . At the end of the Guarantee Period (currently anticipated to be three, six or twelve months), any amounts remaining will be transferred to other accounts, based on the allocation in effect for future net purchase payments.


  Under enhanced dollar cost averaging, you currently may select a duration of three, six, or twelve months. The first transfer will be made on the date amounts are allocated to the enhanced dollar cost averaging option. Subsequent transfers will be made on the same day in subsequent months. If amounts are received on the 29th, 30th, or 31st of the month, the subsequent dollar cost averaging transactions will be made on the 1st day of the following month. If the selected day is not a business day, the dollar cost averaging transaction will occur on the next business day.

  The transfer amount will be equal to the amount allocated to the enhanced dollar cost averaging option divided by the selected duration in months. For example, a $12,000 allocation to a six-month enhanced dollar cost averaging option will consist of a $2,000 transfer each month for six months, and a final transfer of any remaining amounts, including the interest credited, separately as a seventh transfer.

  If a subsequent premium is allocated to an enhanced rate dollar cost averaging option while dollar cost averaging transfers are currently active, the subsequent payment will be allocated to the active enhanced dollar cost averaging option (3, 6 or 12 months) generally at the then current rate. The dollar cost averaging transfer amount will be increased by the subsequent investment amount divided by the number of months in the selected duration period for the program. Using our example above, a subsequent $6,000 allocation to a 6 month dollar cost averaging will increase the dollar cost averaging transfer amount from $2,000 to $3,000 ($12,000/6 + $6,000/6). Dollar cost averaging transfers will be made on a first-in first-out basis. If a subsequent premium is allocated to an enhanced rate dollar cost averaging option, the program will end when the assets are exhausted (which may be sooner or later than the selected period).

ASSET REBALANCING

  We offer an asset rebalancing program for Contract Value. Contract Value allocated to the sub-accounts can be expected to increase or decrease at different rates due to market fluctuations. An asset rebalancing program automatically reallocates your Contract Value among the sub-accounts periodically (either annually, semi-annually or quarterly) to return the allocation to the allocation percentages you specify. Asset rebalancing is intended to transfer Contract Value from those sub-accounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Asset rebalancing does not guarantee profits, nor does it assure that you will not have losses.

  You may select an asset rebalancing program when you apply for the contract or at a later date by contacting our Home Office. You specify the percentage allocations to which your contract value will be reallocated among the sub-accounts (excluding the Fixed Account). You may not participate in the asset rebalancing program while you are participating in the dollar cost averaging program. On the last day of each period on which the New York Stock Exchange is open, we will transfer Contract Value among the sub-accounts to the extent necessary to return the allocation to your specifications. Asset rebalancing will continue until you notify us in writing or by telephone at our Home Office. Asset rebalancing cannot continue beyond the Maturity Date. Currently, we don't count transfers made under an asset rebalancing program for purposes of the transfer rules described above.

WITHDRAWALS

  Before annuitization, you may withdraw all or part of your Contract Value. You may receive the proceeds in cash or apply them to a payment option. The proceeds you receive will be the Contract Value reduced by the following amounts:

  . any applicable Withdrawal Charge;

  . the Administration Contract Charge (on a full withdrawal only of a Contract with Contract Value less than $50,000);

  . a premium tax charge (in certain states only); and

  . any outstanding loan plus accrued interest (on a full withdrawal only).

See "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions" and "Loan Provision for Certain Tax Benefited Retirement Plans" for a description of these charges and when they apply.

  Restrictions. Federal tax laws, laws relating to employee benefit plans, or the terms of benefit plans for which the Contracts may be purchased may restrict your right to withdraw the Contract.

  . The Optional Retirement Program of the University of Texas System does not permit withdrawals prior to the plan participant's death, retirement, or termination of employment in all Texas public institutions of higher education.

  . Federal tax laws impose penalties on certain premature distributions from the Contracts. Full and partial withdrawals and systematic withdrawals prior to age 59 1/2 may be subject to a 10% penalty tax (and 25% in the case of a withdrawal from a SIMPLE IRA within the first two years). (See "Federal Income Tax Status.")

  Because a withdrawal may result in adverse tax consequences, you should consult a qualified tax advisor before making the withdrawal. (See "Federal Income Tax Status--Qualified Contracts.")

  How to withdraw all or part of your Contract Value.

  . You must submit a request to our Home Office. (See "Requests and Elections.")

  . You must provide satisfactory evidence of terminal illness, confinement to a nursing home or permanent and total disability if you would like to have the Withdrawal Charge waived. (See "Administration Charges, Withdrawal Charge and Other Deductions.")

  . You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

  . We have to receive your withdrawal request in our Home Office prior to the Maturity Date or Contract Owner's death.

  We will normally pay withdrawal proceeds within seven days after receipt of a request at the Home Office, but we may delay payment, by law, under certain circumstances. (See "Suspension of Payments.")

  Amount of Withdrawal. We will base the amount of the withdrawal proceeds on the Accumulation Unit Values that are next computed after we receive the completed withdrawal request at our Home Office. However, if you choose to apply the withdrawal proceeds to a payment option, we will base the withdrawal proceeds on Accumulation Unit Values calculated on a later date if you so specify in your request. The amount of a partial withdrawal is a minimum of $500 unless we consent otherwise. After a partial withdrawal, your remaining Contract Value must be at least $2,000, unless we consent to a lower amount. If your Contract is subject to an outstanding loan, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial withdrawal or $2,000, whichever is greater (unless we consent to a lesser amount). Otherwise, at your option, either we will reduce the amount of the partial withdrawal or we will treat the transaction as a full withdrawal that is subject to the full amount of any applicable Withdrawal Charge. A partial withdrawal will reduce your Contract Value in the sub-accounts and Fixed Account in proportion to the amount of your Contract Value in each, unless you request otherwise.

SYSTEMATIC WITHDRAWALS

  Under the Systematic Withdrawal feature you may withdraw a portion of your Contract Value automatically on a monthly, quarterly, semi-annual or annual basis prior to annuitization. For all Classes other than the C Class, only monthly withdrawals may be made during the 1st contract year. For each selected period, either a fixed dollar amount (which you can change periodically) or the investment gain in the Contract may be withdrawn. If a fixed dollar amount is elected, the annualized amount to be withdrawn cannot exceed 10% of total purchase payments, unless we agree otherwise. If you elect to withdraw the investment gain only, we will not permit loans. Conversely, if you have a loan, you will not be able to elect the investment gain only option under the Systematic Withdrawal feature. Currently a withdrawal must be a minimum of $500 (unless we consent otherwise). If you choose to have the investment gain withdrawn and it is less than $500 (or an otherwise agreed upon amount) for a month, no withdrawal will be made that month. We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on the day when the withdrawal is to be made, we will process the withdrawal on the next business day. The Withdrawal Charge will apply to amounts you receive under the Systematic Withdrawal program in the same manner as it applies to other partial withdrawals and withdrawals of Contract Value. (See "Withdrawal Charge.")

  If you make a partial withdrawal or a purchase payment at the same time that you are having the investment gain withdrawn under the Systematic Withdrawal feature, we will cancel the Systematic Withdrawal effective as of the next monthly withdrawal date. However, at your option, we will resume Systematic Withdrawals the following month. We will adjust the amount of the Systematic Withdrawals to reflect the purchase payment or partial withdrawal.

  If you continue to make purchase payments under the Contract while you are making Systematic Withdrawals you could incur any applicable Withdrawal Charge on the withdrawals at the same time that you are making the new purchase payments. However, no Withdrawal Charge will apply if you are having the investment gain (rather than a fixed dollar amount) withdrawn.

  The Federal tax laws may include systematic withdrawals in your gross income in the year in which you receive the withdrawal amount and will impose a penalty tax of 10% on certain systematic withdrawals which are premature distributions. The application for the systematic withdrawal program sets forth additional terms and conditions.

LOAN PROVISION FOR CERTAIN TAX BENEFITED RETIREMENT PLANS

  Contract loans are available to participants under tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") that are not subject to ERISA and to trustees of Qualified Plans (including those subject to ERISA). Availability of Contract loans is subject to state insurance department approval. The minimum loan amount is currently $1,000.

  For more information on tax and ERISA rules relating to loans, please see "Federal Income Tax Status" in this prospectus. We strongly encourage you to discuss the tax and ERISA implications of loans with a qualified tax advisor.

  We will not permit more than one loan at a time on any Contract except where state regulators require otherwise. Additional limits apply to qualified loans. Please see your plan administrator and/or refer to your contract for details.

  When you take out a loan we will transfer a portion of your Contract Value equal to the amount of the loan to our general account. This portion of Contract Value will earn interest (which is credited to your Contract), currently at the effective rate of 4 1/2% per year. We will credit this earned interest to your Contract's sub-accounts (and to the Fixed Account) annually in accordance with your previous allocation instructions.

  Under current rules, interest charged on the loan will be 6 1/2% per year. Depending on our interpretation of applicable law and on our administrative procedures, the interest rates charged and earned on loaned amounts may be changed (for example, to provide for a variable interest rate) with respect to new loans made. Because the amount moved to the general account as a result of the loan does not participate in the Variable Account's investment experience, a Contract loan can have a permanent effect on your Contract Value and Death Proceeds.

  You must repay loans within 5 years except for certain loans used for the purchase of a principal residence, (which must be repaid within 20 years). We will require repayment of the principal amount and interest on the loan in equal monthly installments under our repayment procedures. Contract loans are subject to applicable retirement program laws and their taxation is determined under the Code.

  Under current practice, if a Contract loan installment repayment is not made, we may (unless restricted by law) make a full or partial withdrawal of the Contract in the amount of the unpaid installment repayment on the Contract loan. If there is a default on the Contract loan, we may make a full or partial withdrawal in an amount equal to the outstanding loan balance (plus any applicable Withdrawal Charge and Administration Contract Fee in each case). For more information, please refer to "Tax Treatment of Loans" in this prospectus.

  If you have a loan you may not be able to make any partial withdrawals. After any partial withdrawal, the remaining unloaned Contract Value must be at least 10% of the total Contract Value after the partial withdrawal or $2,000, whichever is greater (unless we consent to a lesser amount). If a partial withdrawal by us to enforce the loan repayment schedule would reduce the unloaned Contract Value below this amount, we reserve the right to withdraw your entire Contract and apply the Contract Value to the Withdrawal Charge, the Administration Contract Fee and the amount owed to us under the loan. If at any time an excess Contract loan exists (that is, the Contract loan balance exceeds the Contract Value), we have the right to terminate your Contract.

  Unless you request otherwise, Contract loans will reduce the amount of the Contract Value in the accounts in proportion to the Contract Value in each account. If any portion of the Contract loan was attributable to Contract Value in the Fixed Account, then you will have to allocate an equal portion of each loan repayment to the Fixed Account. (For example, if 50% of the loan was attributable to your Fixed Account Contract Value, then 50% of each loan repayment will be allocated to the Fixed Account). Unless you request otherwise, we will allocate a repayment to the sub-accounts in the same proportions to which the loan was attributable to the sub-accounts.

  We will reduce the amount of your death proceeds, the amount payable upon withdrawal of your Contract and the amount applied on the Maturity Date to provide annuity payments by the amount of any outstanding Contract loan plus accrued interest. In these circumstances, the amount of the outstanding Contract loan plus accrued interest generally will be taxed as a taxable distribution.

  We will provide further information regarding loans upon request.

SUSPENSION OF PAYMENTS

  We reserve the right to suspend or postpone the payment of any amounts due under the Contract or transfers of Contract Values between sub-accounts or to the Fixed Account when permitted under applicable Federal laws, rules and regulations. Current Federal law permits such suspension or postponement if:
(a) the New York Stock Exchange is closed (other than for customary weekend and holiday closings); (b) trading on the Exchange is restricted; (c) an emergency exists so that it is not practical to dispose of securities held in the Variable Account or to determine the value of its assets; or (d) the Securities and Exchange Commission by order so permits for the protection of securities holders.

INACTIVE CONTRACTS

  We may terminate this Contract by paying you the Contract Value in a lump sum if, prior to the date you choose to annuitize, you make no purchase payments for two consecutive Contract Years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000, and the Contract Value on or after the end of such two year period is less than $2,000.

OWNERSHIP RIGHTS

  During the Annuitant's lifetime, all rights under the Contract belong solely to you as the Contract Owner unless otherwise provided.

  These rights include the right to:

  . change the Beneficiary

  . change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules)

  . assign the Contract (subject to limitations)

  . change the payment option

  . exercise all other rights, benefits, options and privileges allowed by the Contract or us.

  If you use a Contract to fund an IRA or TSA Plan, the Contract Owner must be the Annuitant, and we will not allow a Contingent Annuitant. If you transfer ownership of the Contract under an ERISA "Pension Plan" to a non-spousal beneficiary, you may need spousal consent.

  Qualified Plans and certain TSA Plans with sufficient employer involvement are deemed to be "Pension Plans" under ERISA and may, therefore, be subject to rules under the Retirement Equity Act of 1984. These rules require that benefits from annuity contracts purchased by a Pension Plan and distributed to or owned by a participant be provided in accordance with certain spousal consent, present value and other requirements which are not enumerated in your Contract. You should consider carefully the tax consequences of the purchase of the Contracts by Pension Plans.

  Contracts offered by the prospectus which we designed to qualify for the favorable tax treatment described below under "Federal Income Tax Status" contain restrictions on transfer or assignment, reflecting requirements of the Code which must be satisfied in order to assure continued eligibility for such tax treatment. In accordance with such requirements, ownership of such a Contract may not be changed and the Contract may not be sold, assigned or pledged as collateral for a loan or for any other purpose except under some limited circumstances. A Contract Owner contemplating a sale, assignment or pledge of the Contract should carefully review its provisions and consult a qualified tax advisor.

  If your Contract is used in connection with deferred compensation plans or retirement plans not qualifying for favorable Federal tax treatment, such plans may also restrict the exercise of your rights. You should review the provisions of any such plan.

REQUESTS AND ELECTIONS

  Requests for sub-account transfers or reallocation of future purchase payments may be made:

  . By Telephone (1-800-435-4117), between the hours of 9:00 a.m. and 4:00 p.m. Eastern Time

  . Through your Registered Representative

  . In writing to our Home Office, or

  . By fax (617-578-5412)

   We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone or fax are genuine. Any telephone or fax instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or fax are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Home Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or election.

CONFIRMING TRANSACTIONS

  We will send out written statements confirming that a transaction was recently completed. Certain transactions may be confirmed quarterly. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

                        ASSET-BASED INSURANCE CHARGES,
                    WITHDRAWAL CHARGE AND OTHER DEDUCTIONS

  We deduct various charges from your Contract Value for the services provided, expenses incurred and risks assumed in connection with your Contract. The charges are:

  . Asset-Based Insurance Charge

  . Contract Administration Fee

  . Withdrawal Charge

  . Account Distribution Fees, if any

  . For Contract with an Earnings Preservation Benefit Rider, an Extra Fee

  . Premium Tax Charge and Other Expenses

  We describe these charges below. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular Contract. For example, the Withdrawal Charge may not fully cover all of the sales and distribution expenses actually incurred by us, and proceeds from other charges, including the mortality and expense risk charge, may be used in part to cover such expenses. Eligible Fund operating expenses are shown on page A-7.

ASSET-BASED INSURANCE CHARGE

  We impose an annual Asset-Based Insurance Charge on the Contract Value. The amount of the charge depends upon the Class of Contract you select, the features you choose for your Contract, and the sub-accounts you select. We deduct this charge daily from the assets in each sub-account.

  This amount compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the Contract. These guarantees include making annuity payments that won't change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the Contract. The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making and maintaining subaccounts available under the Contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers and Dollar Cost Averaging.

  If the Asset-Based Insurance Charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses.

  The chart below lists the amount of the Asset-Based Insurance Charge (as an annual percentage of the daily net assets of each sub-account)* for each Class and for each death benefit option prior to annuitization.

                                         STANDARD  BONUS    C
                                          CLASS   CLASS** CLASS L CLASS P CLASS
                                         -------- ------- ----- ------- -------
Standard Death Benefit..................  1.25%    1.60%  1.60%  1.50%   1.15%
Annual Step-Up Death Benefit............  1.35%    1.70%  1.70%  1.60%   1.25%
Greater of Annual Step-Up or 5% Annual
 Increase Death Benefit.................  1.50%    1.85%  1.85%  1.75%   1.40%

 * We reserve the right to impose an increased Asset-Based Insurance Charge on sub-accounts that we add to the Contract in the future. The increase will not exceed the annual rate of 0.25% of average daily net assets in any such sub-accounts.
** The Asset-Based Insurance Charge will be reduced on the Bonus Class by
   0.35% after the expiration of the 9-year withdrawal charge period.

  We continue to assess an Asset-Based Insurance Charge after annuitization. If you elect an enhanced death benefit, the amount of the Asset-Based Insurance Charge after annuitization will equal the level of the charge that would apply if you had not elected an enhanced death benefit. For the P Class, the Asset-Based Insurance Charge will increase by 0.15% after annuitization.

CONTRACT ADMINISTRATIVE FEE

  The annual Contract Administrative Fee is $30 if your Contract Value is less than $50,000. This fee (along with a portion of the Asset-Based Insurance Charge) is for such expenses as issuing Contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the Contracts.

  We deduct the fee from your Contract Value on each Contract anniversary for the prior Contract Year from each sub-account in the ratio of your interest in each to your total Contract Value. We will deduct it at annuitization or at the time of a full withdrawal if it is not on a Contract anniversary if your Contract Value is less than $50,000. We reserve the right to deduct this fee during the Income Period, pro rata from each income payment. If we issue two Contracts to permit the funding of a spousal IRA, we will impose the Contract Administrative Fee only on the Contract to which you have allocated the larger purchase payments in your Contract application. We deduct the charge entirely from the Contract Value in the Variable Account, and not from the Contract Value in the Fixed Account or our general account as the result of a loan.

WITHDRAWAL CHARGE

  We do not deduct or charge for sales expenses from your purchase payments when they are made. This charge does not apply to the C Class. However, a Withdrawal Charge may apply on certain events ("withdrawal events"). Withdrawal events are: (a) a full or partial withdrawal of your Contract (including withdrawals where you apply the proceeds to certain payment options); (b) in some circumstances, a withdrawal of the commuted value of amounts that you applied to an annuity payment option; or (c) under Contracts issued in New York, the Annuity Date if at that date a purchase payment has been invested for less than seven years.

  When you make a full withdrawal of your Contract, we take into account the Withdrawal Charge in calculating the proceeds you will receive. On a partial withdrawal, we deduct the Withdrawal Charge from the Contract Value remaining after deduction of the amount you requested. We take the Withdrawal Charge from the Contract Value in the sub-accounts and the Fixed Account in the same proportion as the Contract Value withdrawal.

  The Charge equals a percentage of each purchase payment. Each purchase payment is subject to the charge for seven years (12 month periods) from the date we receive it, as follows:

                                       STANDARD
            IF WITHDRAWN DURING YEAR    CLASS   BONUS CLASS L CLASS P CLASS
            ------------------------   -------- ----------- ------- -------
              1............               7%         8%        7%      8%
              2............               6%         8%        6%       %
              3............               6%         8%        6%       %
              4............               5%         7%        0%       %
              5............               4%         6%        0%       %
              6............               3%         5%        0%       %
              7............               2%         4%        0%       %
              8............               0%         3%        0%       %
              9............               0%         2%        0%       %
            Thereafter.....               0%         0%        0%      0%

  On a Standard, Bonus, L, or P Class Contract in any Contract Year you may withdraw the free withdrawal amount without incurring the Withdrawal Charge.

  In the first Contract Year, no free withdrawal amount is available unless it is part of a monthly systematic withdrawal program in which the monthly withdrawal amount does not exceed 1/12 of 10% of total purchase payments. After the first Contract Year, the annual free withdrawal amount is equal to 10% of total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year.

  We will attribute a withdrawal first to earnings then to the free withdrawal amount. If you withdraw an amount greater than the free withdrawal amount, we will attribute the excess to purchase payments on a "first-in, first-out" basis. That is, we will withdraw your purchase payments in the order you made them.

  Free withdrawal amounts do not reduce the total purchase payments that are potentially subject to the Withdrawal Charge under your Contract.

  If your Contract Value is less than your total purchase payments due to a free withdrawal, negative investment performance or deduction of the Administration Contract Fee, the following rules apply for calculating the Withdrawal Charge: the deficiency will be attributed to your most recent purchase payment first, and subsequent earnings will be credited to that deficiency (and not treated as earnings) until Contract Value exceeds purchase payments.

  Waiver of the Withdrawal Charge. No Withdrawal Charge will apply to the Standard, L, P and Bonus Class:

  . On the Maturity Date or payment of the Death Proceeds.

  . If you apply the proceeds to a variable or fixed payment option involving a life contingency (described under "Annuity Options"), or, for a minimum specified period of 15 years, to either the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option (if elected prior to age 85), or a comparable fixed option. However, if you later withdraw the commuted value of amounts placed under any of those options, we will deduct from the amount you receive a portion of the Withdrawal Charge amount that we would have deducted when you originally applied the Contract proceeds to the option. We will take into account the lapse of time from annuitization to withdrawal. We will base the portion of the Withdrawal Charge which applies on the ratio of
    (1) the number of whole months remaining, on the date of the withdrawal, until the date when the Withdrawal Charge would expire, to (2) the number of whole months that were remaining, when you applied the proceeds to the option, until the date when the Withdrawal Charge would expire. (See example in Appendix B.)

  . On full or partial withdrawals if you, a joint owner, or Annuitant if the contract is not owned by an individual, become terminally ill (as defined in the Contract), have been confined to a nursing home for more than 90 continuous days, or are permanently and totally disabled or diagnosed with a terminal illness with a life expectancy of less than 12 months, (as defined in the Contract). This benefit is only available if you were not over 65 when we issued the Contract, and may not be available in every state. These waivers are only applicable for the Standard, Bonus, L and P Class Contracts.

  . On minimum distributions required by tax law. We currently waive the Withdrawal Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract was the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous withdrawals were made during the Contract Year. (See "Federal Income Tax Status--Qualified Contracts.")

  We may also waive the Withdrawal Charge if you surrender a Contract in order to purchase a group variable annuity issued by us or an affiliate.

  We may sell the Contracts directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of the Company and its affiliated companies, and certain family members of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contracts or any bank affiliated with such a broker-dealer and of any sub-adviser to the Eligible Funds, and certain family members of the foregoing.

  If consistent with applicable state insurance law, we may sell the Contracts, without compensation, to us or MetLife for use with deferred compensation plans for agents, employees, officers, directors, and trustees of the Company and its affiliated companies, subject to any restrictions imposed by the terms of such plans, or to persons who obtain their Contracts through a bank, adviser or consultant to whom they pay a fee for investment or planning advice. If sold under these circumstances, we may credit the Contracts with an additional percentage of premium to reflect in part or in whole any cost savings associated with the direct sale, but only if such credit will not be unfairly discriminatory to any person. We will not credit any additional premium to Contracts purchased by persons described above in exchange for another variable annuity Contract issued by us or our affiliated companies.

EARNINGS PRESERVATION BENEFIT RIDER

  If you have selected the Earnings Preservation Benefit Rider, we impose a daily fee at the annual rate of 0.25% of average daily net assets in the sub-accounts prior to annuitization.

PREMIUM AND OTHER TAX CHARGES

  We reserve the right to deduct from the purchase payments or Contract Value any taxes paid by us to any governmental entity relating to this Contract (including without limitation: premium taxes, federal, state and local withholding of income, estate, inheritance and other taxes required by law, and any new or increased state income taxes enacted). We will, at our sole discretion, determine when taxes relate to the Contract, including for example when they have resulted from: the investment experience of the Variable Account; receipt by us of purchase payments; commencement of annuity benefits; payment of death benefits; or partial and full withdrawals; and any new or increased taxes which become effective that are imposed on us and which relate to purchase payments, earnings, gains, losses, fees, and charges under the Contract. We may, at our sole discretion, pay taxes when due and make a deduction for such taxes from the Contract Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

  Currently, South Dakota imposes a premium tax on annuity purchase payments received by insurance companies. We pay this tax when incurred, and recover this tax by imposing a premium tax charge on affected Contracts. We deduct the premium tax charge at the earliest of: a full or partial withdrawal of the Contract, the date when annuity benefits commence, or payment of the Death Proceeds (including application of the Death Proceeds to the Beneficiary Continuation provision). Other states impose a premium tax liability on the date when annuity benefits commence. In those states, we deduct the premium tax charge from the Contract Value on that date. To determine whether and when a premium tax charge will be imposed on a Contract, we will look to the state of residence of the Annuitant when a withdrawal is made, annuity benefits commence or Death Proceeds are paid.

  Deductions for state premium tax charges currently range from 1/2% to 1.00% of the Contract Value (or, if applicable, purchase payments or Death Proceeds) for Contracts used with retirement plans qualifying for tax benefited treatment under the Code and from 1% to 3.5% of the Contract Value (or, if applicable, Death Proceeds) for all other Contracts. See Appendix C for a list of premium tax rates.

OTHER EXPENSES

  An investment advisory fee is deducted from, and certain other expenses are paid out of, the assets of each Eligible Fund. (See "Expense Table.") The prospectus and Statement of Additional Information of the Eligible Funds describe these deductions and expenses.

                               ANNUITY PAYMENTS

ELECTION OF ANNUITY

  The annuity period begins at the Maturity Date or at any earlier date you choose to annuitize and provides for payments to be made to the Payee. You may apply your contract value to one of the payment options listed below (or a comparable fixed option).

  We base the Maturity Date of your Contract on the older of the Contract Owner(s) and the Annuitant. The Maturity Date is the later of (i) the date when that person, at his or her nearest birthday, would be age 95 (or the maximum age allowed by state law) or (ii) 10 years from the date of issue. If your Contract is acquired pursuant to an exchange from an old contract (see "The Contracts--Purchase Payments"), the Maturity Date of the Contract would be set at age 95 (or the maximum allowed by state law) regardless of what the maturity date may have been for the old Contract.

  If you and the Annuitant are not the same and the Annuitant dies prior to annuitization, the Contract will continue for the benefit of the Contingent Annuitant. We will reset the Maturity Date if necessary, based on the age of the older Contract Owner.

  You may not change the ownership of your Contract without our consent. If you change ownership, we may require a change in the Maturity Date, based on the new Contract Owner's age. We will base the new Maturity Date on the older of the new Contract Owner and the Annuitant. The new Maturity Date will be the date when that person, at his or her nearest birthday, would be age 95 (or the maximum age allowed by state law).

  Unless you elect another option, variable annuity payments will begin at the Maturity Date for the life of the Payee, but for at least ten years. You can change this annuity payment option at any time prior to annuitization. You may elect to have annuity payments under a Contract made on a variable basis or on a fixed basis, or you may designate a portion to be paid on a variable basis and a portion on a fixed basis. If you select payments on a fixed basis, we will transfer the amount of your Contract Value applied to the fixed payment option (net of any applicable charges described under "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions") to our general account. We will fix the annuity payments in amount and duration by the annuity payment option selected, the age of the Payee and, for Contracts issued in New York or Oregon for use in situations not involving an employer-sponsored plan, by the sex of the Payee. (See "Amount of Variable Annuity Payments.")

  Contracts used in connection with retirement plans qualifying for tax benefited treatment may have various requirements for the time by which benefit payments must commence, the period over which such payments may be made, the annuity payment options that may be selected, and the minimum annual amounts of such payments. Penalty taxes or other adverse tax consequences may occur upon failure to meet such requirements.

ANNUITY OPTIONS

  There are several annuity payment options. You may select one of the payment options prior to the Annuity Date, at full or partial withdrawal, or when death proceeds are payable (some options are not available for death proceeds).

  You select an annuity payment option by written request to us and subject to any applicable Federal tax law restrictions.

  The Contract offers the variable annuity payment options listed below.

    Variable Income for a Specified Number of Years. We will make variable monthly payments for the number of years elected, which may not be more than 30 except with our consent.

    Variable Life Income. We will make variable monthly payments which will continue: while the Payee is living*; while the Payee is living but for at least ten years; or while the Payee is living but for at least twenty years. (The latter two alternatives are referred to as Variable Life Income with Period Certain Option.)

    Variable Income Payments to Age 100 ("American Income Advantage"). We will make variable monthly payments for the number of whole years until the Payee is age 100. THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

    Variable Life Income for Two Lives. We will make variable monthly payments which will continue: while either of two Payees is living (Joint and Survivor Variable Life Income)*, while either of two Payees is living but for at least 10 years (Joint and Survivor Variable Life Income, 10 Years Certain); while two Payees are living, and, after the death of one while the other is still living, two-thirds to the survivor (Joint and 2/3 to Survivor Variable Life Income).* THIS OPTION CANNOT BE SELECTED FOR DEATH PROCEEDS.

  Other annuity payment options (including other periods certain) may be available from time to time, and you should ask us about their availability. If you do not elect an annuity payment option by the Maturity Date, we will make variable payments under the Contract while the Payee is living but for at least ten years. (This is the Variable Life Income with Period Certain Option.) If your purchase payments would be less than our published minimum, then you will need our consent to apply the Contract proceeds to an annuity payment option.

  The Payee under the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option may withdraw the commuted value of the remaining payments. The Payee (or Payees) under the Variable Life Income with Period Certain Option or the Joint and Survivor Variable Life Income, 10 Years Certain Option may withdraw the commuted value of the remaining period certain portion of the payment option. We calculate the commuted value of such payments based on the assumed interest rate under your Contract. The life income portion of the payment option cannot be commuted, and variable annuity payments based on that portion will resume at the expiration of the period certain if the Annuitant is alive at that time. (See "Amount of Variable Annuity Payments.") Amounts applied to a fixed payment option may not be withdrawn.

  See the section entitled "Asset-Based Insurance Charges, Withdrawal and Other Deductions" to find out whether a Withdrawal Charge applies when you annuitize or withdraw the commuted value of any payments certain.

  If you are receiving payments under the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option you may convert to an option involving a life contingency.

  The availability of certain annuity payment options may be restricted on account of Company policy and Federal tax law, which among other things, may restrict payment to the life expectancy of the payee.

  We continue to assess an Asset-Based Insurance Charge after annuitization. If you elect an enhanced death benefit, the amount of the Asset-Based Insurance Charge after annuitization will equal the level of the charge that would apply if you had not elected an enhanced death benefit. FOR THE P CLASS, THE ASSET-BASED INSURANCE CHARGE WILL INCREASE BY 0.15% AFTER ANNUITIZATION. Charges for the Guaranteed Minimum Income Benefit and the Earnings Preservation Benefit Rider will not be assessed after annuitization.

AMOUNT OF INCOME PAYMENTS

  At the Annuity Date (or any other application of proceeds to a payment option), your Contract Value (reduced by applicable premium tax, Contract Administrative Fee, and withdrawal charges and by any outstanding loan plus accrued interest) is applied toward the purchase of monthly annuity payments. We determine the amount of monthly variable annuity payments on the basis of
(i) annuity purchase rates not lower than the rates set forth in
--------
* It is possible under this option to receive only one variable annuity payment if the Payee dies (or Payees die) before the due date of the second payment or to receive only two variable annuity payments if the Payee dies (or Payees die) before the due date of the third payment, and so on.

the Life Income Tables contained in the Contract that reflect the Payee's age,
(ii) the assumed interest rate selected, (iii) the type of payment option selected, and (iv) the investment performance of the Eligible Funds selected. (The Fixed Account is not available under variable payment options.) Current annuity purchase rates may be changed by us periodically, and we will apply them prospectively on a non-discriminatory basis. If you own a Bonus Class Contract and choose to annuitize under a fixed and variable payment option during the 9-year withdrawal charge period, your annuity payments will be based on a different set of current annuity purchase rates than our other Classes. Additionally, our guaranteed rates for fixed and variable annuity income payments will be different for Bonus Class Contracts than for other Classes. The effect of these different rates would lower your income payments.

  For more information regarding annuity payment options, you should refer to the Statement of Additional Information and also to the Contract, which contains detailed information about the various forms of annuity payment options available, and other important matters.

                       GUARANTEED MINIMUM INCOME BENEFIT

  You may also elect a Guaranteed Minimum Income Benefit ("GMIB"). The Guaranteed Minimum Income Benefit Rider provides a minimum guaranteed lifetime fixed income benefit in the form of a fixed monthly annuity payment. The GMIB may be exercised after a 10 year waiting period, up to age 85, within 30 days following a Contract Anniversary. It is only available for annuitants up to age 75, and you must elect the GMIB on your Contract application. This election is irrevocable. If you purchase the GMIB, we will deduct an additional charge of 0.35% of Income Base (see below) each year in arrears.

  The Income Base is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the Issue Date, the Highest Anniversary Value is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in Contract Value attributable to each subsequent partial withdrawal (including any applicable Withdrawal Charge). On each Contract Anniversary prior to the Contract Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Contract Value on the date of the recalculation.

    (b) Annual Increase Amount: On the Issue Date, the Annual Increase Amount is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

      (i) is purchased payments accumulated at the Annual Increase Rate. The Annual Increase Rate is 6% per year through the Contract
    Anniversary immediately prior to the Contract Owner's 81st birthday, and 0% per year thereafter; and

      (ii) is Withdrawal Adjustments accumulated at the Annual Increase Rate. Withdrawal Adjustments in a Contract Year are determined according to (1) or (2) as defined below:

        (1) The Withdrawal Adjustment for each partial withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Contract Value attributable to that partial withdrawal (including any applicable Withdrawal Charge); or

        (2) If total partial withdrawals in a Contract Year are 6% or less of the Annual Increase Amount on the previous Contract Anniversary, the total Withdrawal Adjustments for that Contract Year will be set equal to the dollar amount of total partial withdrawals (including any applicable Withdrawal Charge) in that Contract Year. These Withdrawal Adjustments will replace the Withdrawal Adjustments defined in (1) above and be treated as though the corresponding partial withdrawals occurred at the end of that Contract Year.

  The Income Base does not change on or after the Contract Owner's 81st birthday, except that the Income Base on that date is increased for Purchase Payments made after that birthday, and decreased for partial withdrawals (including any applicable Withdrawal Charge) taken after that birthday.

  THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE RIDER CHARGE.

OWNERSHIP

  While the GMIB Rider is in effect, the Contract Owner (or Joint Owners) and Annuitant (or Joint Annuitants) must be the same. If a non-natural person owns the Contract, then Annuitant shall mean Contract Owner in determining the Income Base and GMIB Payment. If Joint Owners are named, the age of the oldest will be used to determine the Income Base.

GMIB ANNUITY TABLE

  The GMIB Annuity Table is calculated based on the Annuity 2000 Mortality Table with a 7-year age setback with interest of 2.5% per year. The rate applied will depend upon the Annuity Option elected and the Attained Age and sex of the Annuitant and Joint Annuitant, if applicable.

EXERCISING THE GMIB RIDER

  If you exercise the GMIB Rider, you must elect to receive annuity payments under one of the following Fixed Annuity Options:

    (1) Life Annuity with 10 Years of Annuity Payments Guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:

             AGE AT ANNUITIZATION     GUARANTEE PERIOD
             --------------------     ----------------
               80....................         9
               81....................         8
               82....................         7
               83....................         6
               84 and 85.............         5

    (2) Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed

  These Options are set forth in the Contract. Life Annuity with 10 Years of Annuity Payments Guaranteed will be applied if no election is made under this Rider.

  Partial annuitizations are not permitted under the GMIB Rider. Also, you may only elect an Annuity Date that is within 30 days following any Contract Anniversary and after the expiration of the Waiting Period. The Waiting Period is ten (10) Contract Years from the Issue Date. Applicable Withdrawal Charges on the date that you exercise the Rider will be deducted from the Income Base. We also reserve the right to reduce the Income Base for any Premium and Other Taxes that may apply. If you choose not to receive Annuity Payments as guaranteed under the Rider, you may elect any of the Annuity Options available under the Contract.

RIDER CHARGE

  Rider charges are 0.35% of the Income Base at the time the charge is assessed. The charge is assessed at the first Contract Anniversary, and then at each subsequent Contract Anniversary up to and including the anniversary on or immediately preceding the date the Rider is exercised. Upon full withdrawal or annuitization, a pro rata portion of the Rider charge will be assessed.

  The Rider charge will result in the cancellation of Accumulation Units from each applicable sub-account of the Variable Account and/or a reduction in the Account Value allocated to the Fixed Account in the ratio the Account Value in a sub-account and/or the Fixed Account bears to the total Account Value.

TERMINATION PROVISIONS

  The GMIB Rider will terminate upon the earliest of:

    (a) The date you elect to receive Annuity Payments either under the GMIB Rider or the Contract;

    (b) The 30th day following the Contract Anniversary immediately after your 85th birthday;

    (c) The date you make a complete withdrawal of your Account Value;

    (d) Death of the Contract Owner, or death of the Annuitant if a non-natural person owns the Contract; or

    (e) Change of the Contract Owner, for any reason.

                RETIREMENT PLANS OFFERING FEDERAL TAX BENEFITS

  The Federal tax laws provide for a variety of retirement plans offering tax benefits. These plans, which may be funded through the purchase of the individual variable annuity contracts offered in this prospectus, include:

    1. Plans qualified under Section 401(a) or 403(a) of the Code ("Qualified Plans");

    2. Annuity purchase plans adopted by public school systems and certain tax-exempt organizations pursuant to Section 403(b) of the Code ("TSA Plans") which are funded solely by salary reduction contributions and which are not otherwise subject to ERISA;

    3. Individual retirement accounts adopted by or on behalf of individuals pursuant to Section 408(a) of the Code and individual retirement annuities purchased pursuant to Section 408(b) of the Code (both of which may be referred to as "IRAs"), including simplified employee pension plans and salary reduction simplified employee pension plans, which are specialized IRAs that meet the requirements of Section 408(k) of the Code ("SEPs" and "SARSEPs"), Simple Retirement Accounts under Section 408(p) of the Code ("SIMPLE IRAs") and Roth Individual Retirement Accounts under Section 408A of the Code ("Roth IRAs"). SARSEPs are only allowed if the Plan was established prior to January 1, 1997; and

    4. Governmental plans (within the meaning of Section 414(d) of the Code) for governmental employees, including Federal employees ("Governmental Plans").

  An investor should consult a qualified tax or other advisor as to the suitability of a Contract as a funding vehicle for retirement plans qualifying for tax benefited treatment, as to the rules underlying such plans and as to the state and Federal tax aspects of such plans. In particular, the Contract is not intended for use with TSA Plans that are subject to ERISA. The Company will not provide all the administrative support appropriate for such plans. Accordingly, the Contract should NOT BE PURCHASED FOR USE WITH SUCH PLANS. THE COMPANY MAY MAKE THE CONTRACT AVAILABLE FOR USE WITH SECTION 401(K) PLANS.

  A summary of the Federal tax laws regarding contributions to, and distributions from, the above tax benefited retirement plans may be found below under "Federal Income Tax Status--Qualified Contracts." It should be understood that should a tax benefited retirement plan lose its qualification for tax-exempt status, employees will lose some of the tax benefits described herein.

  In the case of certain TSA Plans, IRAs and Roth IRAs, the individual variable annuity contracts offered in this prospectus comprise the retirement "plan" itself. These Contracts will be endorsed, if necessary, to comply with Federal and state legislation governing such plans, and such endorsements may alter certain Contract provisions described in this prospectus. Refer to the Contracts and any endorsements for more complete information.

                           FEDERAL INCOME TAX STATUS

INTRODUCTION

  The following discussion is a general discussion of federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax advisor before initiating any transaction. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

  The Contract may be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased and used in connection with certain plans entitled to special income tax treatment ("Qualified Contracts") under the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this prospectus, Qualified Contracts are Contracts that fund Qualified Plans, TSA Plans, IRAs, SEPs and SARSEPs, SIMPLE IRAs, Roth IRAs, Section 457 Plans, and Governmental Plans. Purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.

TAXATION OF THE COMPANY

  We are taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from us, and its operations form a part of us, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains arising from the operation of the Variable Account are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, we believe that the Variable Account's investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

  Accordingly, we do not anticipate that it will incur any federal income tax liability attributable to the Variable Account and, therefore, we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in our being taxed on income or gains attributable to the Variable Account, then we may impose a charge against the Variable Account (with respect to some or all Contracts) in order to set aside amounts to pay such taxes.

TAX STATUS OF THE CONTRACT

  We believe that the Contract will be subject to tax as an annuity contract under the Code, which generally means that any increase in a Contract's Account Value will not be taxable until amounts are received from the Contract, either in the form of Annuity payments or in some other form. In order to be subject to annuity contract treatment for tax purposes, the Contract must meet the following Code requirements:

  Diversification. Section 817(h) of the Code requires that with respect to Non-Qualified Contracts, the investments of the Funds must be "adequately diversified" in accordance with Treasury regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Variable Account, through the Eligible Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affect how the Eligible Funds' assets may be invested.

  Owner Control. In some circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

  The ownership rights under the Contract are similar to, but also different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Contract Owner has additional flexibility in allocating premium payments and account values. These differences could result in a Contract Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

  Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires Non-Qualified Contracts to provide that (a) if any Owner dies on or after the annuity date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any Owner dies prior to the annuity date, the entire interest in the Contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The "designated beneficiary" refers to a natural person designated by the owner as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of a deceased owner, the contract may be continued with the surviving spouse as the new owner.

  The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions when they are issued and modify the contracts in question if necessary to assure that they comply with the requirements of Code Section 72(s). Other rules may apply to Qualified Contracts.

  The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

TAXATION OF ANNUITIES

  In General. Section 72 of the Code governs taxation of annuities in general. We believe that a Contract Owner who is a natural person generally is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the Contract Value (e.g., withdrawals or annuity payments under the Annuity Option elected). For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Contract Value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

  The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the Contract Value over the "investment in the contract" (discussed below) during the taxable year. There are some exceptions to this rule and prospective Contract Owners that are not natural persons may wish to discuss these with a competent tax advisor.

  The following discussion generally applies to a Contract owned by a natural person.

  Investment in the Contract. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. For a Contract issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from a Qualified Contract.

  Withdrawals. In the case of a withdrawal under a Qualified Contract, including Systematic Withdrawals, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total accrued benefit under the retirement plan.

  With respect to Non-Qualified Contracts, partial withdrawals, including Systematic Withdrawals, are generally treated as taxable income to the extent that the Contract Value immediately before the withdrawal exceeds the "investment in the contract" at that time. Full withdrawals are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

  Annuity Payments. Although the tax consequences may vary depending on the annuity payment elected under the Contract, in general, only the portion of the annuity payment that represents the amount by which the Contract Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract". For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is taxable. If annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax adviser regarding deductibility of the unrecovered amount.

  Penalty Tax. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2; (2) made as a result of death or disability of an owner;
(3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the owner and a "designated beneficiary". Other tax penalties may apply to certain distributions pursuant to a Qualified Contract.

  Taxation of Death Benefit Proceeds. Amounts may be distributed from the Contract because of the death of a Contract Owner (or Annuitant if the Contract Owner is not an individual). Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal as described above, or
(2) if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above. For these purposes, the investment in the Contract is not affected by the Owner's (or Annuitant's) death. That is, the investment in the Contract remains the amount of any purchase payments paid which were not excluded from gross income.

  Transfers, Assignments, Exchanges and Maturity Dates. A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also an Owner, the selection of certain Maturity Dates, the exchange of a Contract, or the receipt of a Contract in an exchange may result in certain tax consequences that are not discussed herein. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

  Multiple Contracts. All deferred non-qualified annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise.

  Tax Treatment of Loans. The tax and ERISA rules relating to participant loans under tax benefited retirement plans are complex and in some cases unclear, and they may vary depending on the individual circumstances of each loan. We strongly recommend that you, your employer and your plan fiduciary consult a qualified tax advisor regarding the currently applicable tax and ERISA rules before taking any action with respect to loans.

  Contract loans are available to participants under TSA Plans (not subject to ERISA) and to trustees of Qualified Plans. See "Loan Provisions for Certain Tax Benefited Retirement Plans". We require repayment of the principal amount and interest on the loan in equal monthly installments under our repayment procedures. Contract loans are subject to applicable retirement program laws and their taxation is determined under the Code.

  Under current practice, if a Contract loan installment repayment is not made, we may (unless restricted by law) make a full or partial withdrawal of the Contract in the amount of the unpaid installment repayment on the Contract loan. If there is a default on the Contract loan, we may make a full or partial withdrawal in an amount equal to the outstanding loan balance (plus any applicable Withdrawal Charge and Administration Contract Fee in each case). (The loan application defines a default on the loan and includes, among other things, nonpayment of three consecutive or a total of five installment repayments, or withdrawal of the Contract.) For TSA Plans that are not subject to ERISA, the current actual distribution will be limited to pre-1989 money unless you are age 59 1/2 or otherwise comply with the legal requirements for permitted distributions under the TSA contract. If these limitations do not apply (i.e. you are under the age of 59 1/2 or no pre-1989 money is in your contract) we will report the amount of the unpaid installment repayment or default as a deemed distribution for tax purposes, but will postpone an actual distribution from the Contract until the earliest distribution date permitted under the law. We will not accept an installment repayment of less than the amount billed. A full or partial withdrawal of the Contract to repay all or part of the loan may result in serious adverse tax consequences for the plan participant (including penalty taxes) and may adversely affect the qualification of the plan or Contract. The trustee of a Qualified Plan subject to ERISA will be responsible for reporting to the IRS and advising the participant of any tax consequences resulting from the reduction in the Contract Value caused by the withdrawal and for determining whether the withdrawal adversely affects the qualification of the plan. In the case of a TSA Plan not subject to ERISA, we will report the default to the IRS as a taxable distribution under the Contract.

  The Internal Revenue Service issued proposed regulations, which, if finalized in their present form, would require that if the repayment terms of a loan are not satisfied after the loan has been made due to a failure to make a loan repayment as scheduled, including any applicable grace period, the balance of the loan would be deemed to be distributed. If the loan is treated as a distribution under Code Section 72(p), the proposed regulations state that the amount so distributed is to be treated as a taxable distribution subject to the normal rules of Code Section 72, if the participant's interest in the plan includes after-tax contributions (or other tax basis). A deemed distribution would also be a distribution for purposes of the 10 percent tax in Code Section 72(t). However, a deemed distribution under Section 72(p) would not be treated as an actual distribution for purposes of Code Section 401, the rollover and income averaging provisions of Section 402 and the distribution restrictions of Section 403(b).

  The Department of Labor has issued regulations (the "ERISA regulations") governing plan participant loans under retirement plans subject to ERISA. Generally, the ERISA regulations will apply to retirement plans that qualify under Section 401(a) and certain other employer-sponsored qualified plans. YOU AND YOUR EMPLOYER ARE RESPONSIBLE FOR DETERMINING WHETHER YOUR PLAN IS SUBJECT TO AND COMPLIES WITH THE ERISA REGULATIONS ON PARTICIPANT PLAN LOANS.

  It is the responsibility of the trustee of a Qualified Plan subject to ERISA to ensure that the proceeds of a Contract loan are made available to a participant under a separate plan loan agreement. The terms of this agreement must comply with all the plan qualification requirements including the requirements of the ERISA regulations on plan loans. The plan loan agreement may differ from your Contract loan provisions and, if you are a participant in a Qualified Plan subject to ERISA, you should consult with the fiduciary administering the plan loan program to determine your rights and obligations with respect to plan loans.

  The ERISA regulations have requirements for plan loans relating to their maximum amount, availability, and other matters. Among the rules are the requirements that the loan bear a reasonable rate of interest, be adequately secured, provide a reasonable repayment schedule, and be made available on a basis that does not discriminate in favor of employees who are officers or shareholders or who are highly compensated. These regulations may change from time to time. Failure to comply with these requirements may result in penalties under the Code and under ERISA.

  One of the current requirements of the ERISA regulations is that the plan must charge a "commercially reasonable" rate of interest for plan loans. The Contract loan interest rate may not be considered "commercially reasonable" within the meaning of the ERISA regulations. It is the responsibility of the plan fiduciary to charge the participant any additional interest under the plan loan agreement which may be necessary to make the overall rate charged comply with the regulation. The ERISA regulations also currently require that a loan be adequately secured, but provide that not more than 50% of the participant's vested account balance under the plan may be used as security for the loan. A Contract loan is secured by a portion of the Contract Value which is held in the Company's general account. The plan fiduciary must ensure that the Contract Value held as security under the Contract, plus any additional portion of the participant's vested account balance which is used as security under the plan loan agreement, does not exceed 50% of the participant's total vested account balance under the plan.

QUALIFIED CONTRACTS

  The Contract is designed for use with certain retirement plans that qualify for Federal tax benefits. The tax rules applicable to participants and beneficiaries in these retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances.

  We make no attempt to provide more than general information about use of the Contracts with the various types of retirement plans. Contract Owners and participants under retirement plans as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under these Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection with such a plan. Some retirement plans are subject to distribution and other requirements that are not incorporated in the administration of the Contracts. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Contract Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contracts satisfy applicable law. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the Contract under applicable federal and state tax laws and ERISA.

  The sale of a Contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase. A Contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

  The Contract includes enhanced death benefits that in some cases may exceed the greater of the purchase payment or the Contract Value. An enhanced death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan, or any tax-sheltered annuity under section 403(b). Because an enhanced death benefit may exceed these limitations, employers using the Contract in connection with such plans should consult their tax adviser.

  The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit provisions in the Contract comports with IRA qualification requirements.

(i) Plan Contribution Limits

  Statutory limitations on contributions to retirement plans that qualify for federal tax benefits may limit the amount of money that may be contributed to the Contract in any Contract Year. Any purchase payments attributable to such contributions may be tax deductible to the employer and are not currently taxable to the Annuitants for whom the Contracts are purchased. The contributions to the Contract and any increase in Contract Value attributable to such contributions are not subject to taxation until payments from the Contract are made to the Annuitant or his/her Beneficiaries.

  TSA PLANS

  Purchase payments attributable to TSA Plans are not includible within the Annuitant's income to the extent such purchase payments do not exceed certain statutory limitations, including the "exclusion allowance." The exclusion allowance is a calculation which takes into consideration the Annuitant's includible compensation, number of years of service, and prior years of contributions. For more information about all the applicable limitations, the Annuitant should obtain a copy of IRS Publication 571 on TSA Programs for Employees of Public Schools and Certain Tax Exempt Organizations. Any purchase payments attributable to permissible contributions under Code Section 403(b) (and earnings thereon) are not taxable to the Annuitant until amounts are distributed from the Contract. However, these payments may be subject to FICA (Social Security) and Medicare taxes.

  The Contract includes a Death benefit that in some cases may exceed the greater of the Purchase Payments or the Contract Value. The Death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the Death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

  IRAS, SEPS, SARSEPS, SIMPLE IRAS AND ROTH IRAS

  The maximum tax deductible purchase payment which may be contributed each year to an IRA is the lesser of $2,000 or 100 percent of includible compensation if the taxpayer is not covered under an employer plan. A spousal IRA is available if the taxpayer and spouse file a joint return and the spouse is not yet age 70 1/2. The maximum tax deductible purchase payment which a taxpayer may make to a spousal IRA is $2,000. If covered under an employer plan, taxpayers are permitted to make deductible purchase payments; however, for 2000 the deductions are phased out and eventually eliminated, on a pro rata basis, for adjusted gross income between $32,000 and $42,000 for an individual, between $52,000 and $62,000 for the covered spouse of a married couple filing jointly, between $150,000 and $160,000 for the non-covered spouse of a married couple filing jointly, and between $0 and $10,000 for a married person filing separately. A taxpayer may also make nondeductible purchase payments. However, the total of deductible and nondeductible purchase payments may not exceed the limits described above for deductible payments. An IRA is also the vehicle that receives contributions to SEPs, SARSEPs and SIMPLE IRAs. Maximum contributions (including elective deferrals) to SEPs and SARSEPs are currently limited to the lesser of 15% of compensation (generally up to $170,000 for 2000) or $30,000. The maximum salary reduction contribution currently permitted to a SIMPLE IRA is $6,000. In addition, an employer may make a matching contribution to a SIMPLE IRA, typically of 2% or 3% of the compensation (as limited by the Code) of the employee. For more information concerning the contributions to IRAs, SEPs, SARSEPs, and SIMPLE IRAs you should obtain a copy of IRS Publication 590 on Individual Retirement Accounts. In addition to the above, an individual may make a "rollover" contribution into an IRA with the proceeds of a "lump sum" distribution (as defined in the Code) from a Qualified Plan.

  ROTH IRAS

  Eligible individuals can contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. The maximum purchase payment which may be contributed each year to a Roth IRA is the lesser of $2,000 or 100 percent of includible compensation. A spousal Roth IRA is available if the taxpayer and spouse file a joint return. The maximum purchase payment that a taxpayer may make to a spousal Roth IRA is $2,000. Except in the case of a rollover or a transfer, no more than $2,000 can be contributed in aggregate to all IRAs and Roth IRAs of either spouse during any tax year. The Roth IRA contribution may be limited to less than $2,000 depending on the taxpayer's modified adjusted gross income ("AGI"). The maximum contribution begins to phase out if the taxpayer is single and the taxpayer's AGI is more than $95,000 or if the taxpayer is married and files a joint tax return and the taxpayer's AGI is more than $150,000. The taxpayer may not contribute to a Roth IRA if the taxpayer's AGI is over $110,000 (if the taxpayer is single), $160,000 (if the taxpayer is married and files a joint tax return), or $10,000 (if the taxpayer is married and files separate tax returns).You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

  QUALIFIED PLANS

  Code section 401(a) permits employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish retirement plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments.

  The Contract includes a Death benefit that in some cases may exceed the greater of the Purchase Payments or the Contract Value. The Death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the Death benefit may exceed this limitation, employers using the Contract in connection with such plans should consult their tax adviser.

(ii) Distributions from the Contract

  MANDATORY WITHHOLDING ON CERTAIN DISTRIBUTIONS

  Distributions called "eligible rollover distributions" from Qualified Plans and from many TSA Plans are subject to mandatory withholding by the plan or payor at the rate of 20%. An eligible rollover distribution is the taxable portion of any distribution from a Qualified Plan or a TSA Plan, except for certain distributions such as distributions required by the Code or in a specified annuity form. After December 31, 1998 permissible hardship withdrawals from TSA and 401(k) plans are no longer treated as an "eligible rollover distribution." Withholding can be avoided by arranging a direct transfer of the eligible rollover distribution to a Qualified Plan, TSA or IRA.

  QUALIFIED PLANS, TSA PLANS, IRAS, SEPS, SARSEPS, SIMPLE IRAS, ROTH IRAS AND GOVERNMENTAL PLANS

  Payments made from the Contracts held under a Qualified Plan, TSA Plan, IRA, SEP, SARSEP, SIMPLE IRA or Governmental Plan are taxable under Section 72 of the Code as ordinary income, in the year of receipt. Any amount received in withdrawal of all or part of the Contract Value prior to annuitization will, subject to restrictions and penalties discussed below, also be included in income in the year of receipt. If there is any "investment in the Contract," a portion of each amount received is excluded from gross income as a return of such investment. Distributions or withdrawals prior to age 59 1/2 may be subject to a penalty tax of 10% of the amount includible in income. This penalty tax does not apply: (i) to distributions of excess contributions or deferrals; (ii) to distributions made on account of the Annuitant's death, retirement, disability or early retirement at or after age 55; (iii) when distribution from the Contract is in the form of an annuity over the life or life expectancy of the Annuitant (or joint lives or life expectancies of the Annuitant and his or her Beneficiary); or (iv) when distribution is made pursuant to a divorce (in the case of IRAs) or a qualified domestic relations order. In the case of IRAs, SEPs, SARSEPs and SIMPLE IRAs, the exceptions for distributions on account of early retirement at or after age 55 or made pursuant to a qualified domestic relations order do not apply. A tax-free rollover may be made once each year among individual retirement arrangements subject to the conditions and limitations described in the Code.

  Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age

59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

  Except under a Roth IRA, if the Annuitant dies before distributions begin, distributions must be completed within five years after death, unless payments begin within one year after death and are made over a period not extending beyond the life (or life expectancy) of the Beneficiary. If the Annuitant's spouse is the Beneficiary, distributions need not begin until the Annuitant would have reached age 70 1/2. If the Annuitant dies after annuity payments have begun, payments must continue to be made at least as rapidly as payments made before death.

  For TSA Plans, elective contributions to the Contract made after December 31, 1988 and any increases in Contract Value after that date may not be distributed prior to attaining age 59 1/2, termination of employment, death or disability. Contributions (but not earnings) made after December 31, 1988 may also be distributed by reason of financial hardship. These restrictions on withdrawal will not apply to the Contract Value as of December 31, 1988. These restrictions are not expected to change the circumstances under which transfers to other investments which qualify for tax free treatment under
Section 403(b) of the Code may be made.

  For a SIMPLE IRA, the 10% penalty tax described above is increased to 25% with respect to withdrawals made during the first two years of participation. For Roth IRAs, distributions representing amounts attributable to contributions to a Roth IRA which has been established for five years or more are generally not taxed.

  Except under a Roth IRA, annuity payments, periodic payments or annual distributions generally must commence by April 1 of the calendar year following the year in which the Annuitant attains age 70 1/2. In the case of a Qualified Plan or a Governmental Plan, if the Annuitant is not a "five-percent owner" as defined in the Code, these distributions must begin by the later of the date determined by the preceding sentence or the year in which the Annuitant retires. Each annual distribution must equal or exceed a "minimum distribution amount" which is determined by minimum distribution rules under the plan. We currently waive the Withdrawal Charge on distributions that are intended to satisfy required minimum distributions, calculated as if this Contract were the participant's only retirement plan asset. This waiver only applies if the required minimum distribution exceeds the free withdrawal amount and no previous withdrawals were made during the Contract Year. Rules regarding required minimum distributions apply to IRAs (including SEP, SARSEPs and SIMPLEs), Qualified Plans, TSA Plans and Governmental Plans. Roth IRAs under Section 408A do not require distributions at any time prior to the Contract Owner's death. A penalty tax of up to 50% of the amount which should have been distributed may be imposed by the IRS for failure to distribute the required minimum distribution amount.

  Other restrictions with respect to the election, commencement, or distribution of benefits may apply under the Contracts or under the terms of the Qualified Plans in respect of which the Contracts are issued.

WITHHOLDING

  Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions. We are required to withhold taxes from certain distributions under certain qualified contracts.

POSSIBLE CHANGES IN TAXATION

  Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective prior to the date of the change). A tax adviser should be consulted with respect to legislative developments and their effect on the Contract.

OTHER TAX CONSEQUENCES

  As noted above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of the current law and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Contract Owner or recipient of a distribution. A competent tax advisor should be consulted for further information.

GENERAL

  At the time the initial purchase payment is paid, a prospective purchaser must specify whether he or she is purchasing a Non-Qualified Contract or a Qualified Contract. If the initial premium is derived from an exchange or withdrawal of another annuity contract, we may require that the prospective purchaser provide information with regard to the federal income tax status of the previous annuity contract. We will require that persons purchase separate Contracts if they desire to invest monies qualifying for different annuity tax treatment under the Code. Each such separate Contract would require the minimum initial purchase payment stated above. Additional purchase payments under a Contract must qualify for the same federal income tax treatment as the initial purchase payment under the Contract; we will not accept an additional purchase payment under a Contract if the federal income tax treatment of such purchase payment would be different from that of the initial purchase payment.

                                 VOTING RIGHTS

  We are the legal owner of the Eligible Fund shares held in the Variable Account and have the right to vote those shares at meetings of the Eligible Fund shareholders. However, to the extent required by Federal securities law, we will give you, as Contract Owner, the right to instruct us how to vote the shares that are attributable to your Contract.

  Prior to annuitization, we determine the number of votes on which you have a right to instruct us, on the basis of your percentage interest in a sub-account and the total number of votes attributable to the sub-account. After annuitization, the number of votes attributable to your Contract is determined on the basis of the reserve for your future annuity payments and the total number of votes attributable to the sub-account. After annuitization the votes attributable to your Contract decrease as reserves underlying your Contract decrease.

  We will determine, as of the record date, if you are entitled to give voting instructions and the number of shares as to which you have a right of instruction. If we do not receive timely instructions from you, we will vote your shares for, against, or withheld from voting on any proposition in the same proportion as the shares held in that sub-account for all policies or contracts for which we have received voting instructions.

  We will vote for Eligible Fund shares held in our general investment account (or any unregistered separate account for which voting privileges are not given) in the same proportion as the aggregate of (i) the shares for which we received voting instructions and (ii) the shares that we vote in proportion to such voting instructions.

                           DISTRIBUTION OF CONTRACTS

  New England Securities Corporation, the principal distributor of the Contracts and a wholly-owned subsidiary of NELICO, is a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. New England Securities may enter into selling agreements with other broker-dealers registered under the 1934 Act to sell the contracts. We pay commissions to broker-dealers who sell the contracts an amount which generally does not exceed 8% of purchase payments. We may pay lower commissions on purchase payments allocated to the Fixed Account than we do for purchase payments allocated to the Variable Account. We may pay such compensation either as a percentage of purchase payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or in some combination of both.

                      THE OPERATION OF THE FIXED ACCOUNT

  The contract has a Fixed Account option. You may allocate net purchase payments and may transfer Contract Value in the Variable Account to the Fixed Account, which is part of our general account. The Fixed Account offers diversification to a Variable Account contract, allowing you to protect principal and earn a guaranteed rate of interest.

  Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and neither the Fixed Account nor the general account has been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the general account, the Fixed Account nor any interests therein are generally subject to the provisions of these Acts, and we have been advised that the staff of the Securities and Exchange Commission does not review disclosures relating to the general account. Disclosures regarding the Fixed Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  Our general account consists of all assets owned by us other than those in the Variable Account and the Company's other separate accounts. We have sole discretion over the investment of assets in the general account, including those in the Fixed Account. You do not share in the actual investment experience of the assets in the Fixed Account. Instead, we guarantee that we will credit Contract Values in the Fixed Account with interest at an effective annual rate of at least 3%. (Special rules apply to loan repayments. See the Statement of Additional Information.) We are not obligated to credit interest at a rate higher than 3%, although we have sole discretion to do so. We will credit Contract Values in the Fixed Account with interest daily. We also reserve the right to refuse transfers to the Fixed Account if we are paying an interest rate on the Fixed Account equivalent to our guaranteed minimum interest rate of 3%.

  Currently, any purchase payment or portion of Contract Value you allocate to the Fixed Account will earn interest at an annual rate we determine for that deposit for a 12 month period. At the end of each succeeding 12 month period, we will determine the interest rate that will apply to that deposit plus the accrued interest for the next 12 months. This renewal rate may differ from the interest rate that is applied to new deposits on that same day.

CONTRACT VALUE AND FIXED ACCOUNT TRANSACTIONS

  A Contract's total Contract Value will include its Contract Value in the Variable Account, in the Fixed Account, and, for Contracts under which Contract loans are available, any of its Contract Value held in the Company's general account (but outside the Fixed Account) which is the result of a Contract loan.

  Amounts you surrender from the Fixed Account will be on a "first-in, first-out" basis. Amounts you withdraw from the Fixed Account due to a Contract loan will be on a "last-in, first-out" basis. The amounts you allocate to the Fixed Account are subject to the same rights and limitations as are in the Variable Account regarding withdrawals and partial withdrawals. Special limits, however, apply to transfers involving the Fixed Account (see below).

  Unless you request otherwise, any partial withdrawal you make will reduce the Contract Value in the sub-accounts of the Variable Account and the Fixed Account, proportionately. In addition, if any portion of your Contract loan comes from Contract Value in the Fixed Account, then you must allocate an equal portion of each loan repayment to the Fixed Account.

  We limit the amount of Contract Value which you may transfer from the Fixed Account to the greater of (i) 25% of Contract Value in the Fixed Account at the end of the first day of the Contract Year, or (ii) the amount of Contract Value that you transferred from the Fixed Account in the prior Contract Year, except with our consent. However, these limits do not apply to new deposits to the Fixed Account for which the dollar cost averaging program has been elected within 30 days from the date of deposit. See the Statement of Additional Information.

Amounts you transfer to the sub-accounts from the Fixed Account will be on a "last-in, first-out" basis; that is, they will be made in the reverse order in which you made deposits into the Fixed Account. No transfers to the Fixed Account are allowed for 180 days after the date of a transfer out of the Fixed Account and we reserve the right to restrict purchase payments to the Fixed Account during this period.

  We will deduct the annual Administration Contract Fee entirely from the Contract Value in the Variable Account, and not from the Contract Value in the Fixed Account or our general account as the result of a loan.

  For more information on the Fixed Account please refer to the Statement of Additional Information.

                      INVESTMENT PERFORMANCE INFORMATION

  We may advertise or include in sales literature (i) total returns for the sub-accounts, (ii) non-standard returns for the sub-accounts and (iii) historical and hypothetical illustrations of the growth and value of a purchase payment or payments invested in the sub-accounts for a specified period. Total returns for the sub-accounts are based on the investment performance of the corresponding Eligible Funds. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. We may also advertise or include in sales literature a sub-account's performance compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison. See Appendix E of this prospectus. We may reflect bonus amounts in performance relating to the Bonus Class.

STANDARD RETURN

  The total return of a sub-account refers to return quotations assuming an investment under a Contract has been held in the sub-account for the stated times. Average annual total return of a sub-account tells you the return you would have experienced if you allocated a $1,000 purchase payment to a sub-account for the specified period. Standardized average annual total return reflects all historical investment results, less all charges and deductions applied against the sub-account, including any Withdrawal Charge that would apply if you terminated a Contract at the end of each period indicated, but excluding any deductions for premium taxes. Standardized total return may be quoted for various periods including 1 year, 5 years, and 10 years, or from inception of the sub-account if any of those periods are not available. See Appendix E of this prospectus.

NON-STANDARD RETURN

  "Non-Standard" average annual total return information may be presented, computed on the same basis as described above, except that deductions will not include the Withdrawal Charge. In addition, we may from time to time disclose average annual total return for non-standard periods and cumulative total return for a sub-account. Non-standard performance will be accompanied by standard performance. See Appendix E of this prospectus.

  We may also illustrate what would have been the growth and value of a specified purchase payment or payments if it or they had been invested in each of the Eligible Funds on the first day or the first month after those Eligible Funds had commenced operations. This illustration will show Contract Value and withdrawal value, calculated in the same manner as average annual total return, as of the end of each year, ending with the date of the illustration. Withdrawal value reflects the deduction of any Withdrawal Charge that may apply, but does not reflect the deduction of any premium tax charge. We may also show annual percentage changes in Contract Value and withdrawal value, cumulative returns, and annual effective rates of return. We determine the annual percentage change in Contract Value by taking the difference between the Contract Value or withdrawal value at the beginning and at the end of each year and dividing it by the beginning Contract Value or withdrawal value. We determine cumulative return by taking the difference between the investment at the beginning of the period and the ending Contract Value or withdrawal value and dividing it by the investment at the beginning of the period. We calculate the annual effective rate of return in the same manner as average annual total return.

  We may also illustrate growth and value of a specified purchase payment or payments in the same manner as described above based on hypothetical returns.

OTHER PERFORMANCE

  In advertising and sales literature, we may compare the performance of each sub-account to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the sub-accounts. Advertising and sales literature may also show the performance rankings of the sub-accounts assigned by independent services, such as Variable Annuity Research Data Services ("VARDS") or may compare to the performance of a sub-account to that of a widely used index, such as Standard & Poor's Index of 500 Common Stocks. We may also use other independent ranking services and indexes as a source of performance comparison.

                             FINANCIAL STATEMENTS

  You may find the financial statements of the Company and the Variable Account in the Statement of Additional Information.

                                  APPENDIX A

                                 CONSUMER TIPS

DOLLAR COST AVERAGING

  Dollar cost averaging allows you to take advantage of long-term stock market results. It does not guarantee a profit or protect against a loss. If you follow a program of dollar cost averaging on a long-term basis and the stock fund selected performs at least as well as the S&P 500 has historically, it is likely although not guaranteed that the price at which shares are withdrawn will be higher than the average cost per share.

  Under dollar cost averaging you invest the same amount of money in the same professionally managed fund at regular intervals over a long period of time. Dollar cost averaging keeps you from investing too much when the price of shares is high and too little when the price is low. When the price of shares is low, the money invested buys more shares. When it is high, the money invested buys fewer shares. If you have the ability and desire to maintain this program over a long period of time (for example, 20 years), and the stock fund chosen follows the historical upward market trends, the price at which the shares are sold should be higher than their average cost. The price could be lower, however, if the fund chosen does not follow these historical trends.

  If you are contemplating the use of dollar cost averaging, you should consider your ability to continue the on-going purchases in order to take advantage of periods of low price levels.

DIVERSIFICATION

  Diversifying investment choices can enhance returns, by providing a wider opportunity for safe returns, and reduce risks, by spreading the chance of loss. Holding a single investment requires a safe return because a loss may risk the entire investment. By diversifying, on the other hand, you can more safely take a chance that some investments will under-perform and that others will over-perform. Thus you can potentially earn a better-than-average rate of return on a diversified portfolio than on a single safe investment. This is because, although some of a diversified investment may be totally lost, some of the investment may perform at above-average rates that more than compensate for the loss.

MISCELLANEOUS

  Toll-free telephone service:
                        --A recording of daily unit values is available by
                         calling 1-800-333-2501.

                        --Fund transfers and changes of future purchase
                         payment allocations can be made by calling 1-800-435-4117.

  Written Communications:
                        --All communications and inquiries regarding address
                         changes, premium payments, billing, fund transfers, withdrawals, maturities and any other processing matters relating to your Contract should be directed to:

                           New England Annuities
                           P.O. Box 642
                           Boston, Mass 02116

                                  APPENDIX B

                               WITHDRAWAL CHARGE

  The following example illustrates how the Withdrawal Charge would apply if the commuted value of amounts that have been placed under certain payment options is later withdrawn. As described in the prospectus in the section "Withdrawal Charge," no Withdrawal Charge will apply if at any time more than 30 days from the time we issued your Contract you apply the proceeds to a variable or fixed payment option involving a life contingency or, for a minimum specified period of 15 years, to either the Variable Income for a Specified Number of Years Option or the Variable Income Payments to Age 100 Option, or a comparable fixed option. However, if you later withdraw the commuted value of amounts placed under the variable payment options, we will deduct from the amount you receive a portion of the Withdrawal Charge that was waived. Amounts applied to a fixed payment option may not be commuted. We base the waiver on the ratio of: (1) the number of whole months remaining on the date of withdrawal until the date when the Withdrawal Charge would expire, to
(2) the number of whole months that were remaining when you applied the proceeds to the option, until the date when the Withdrawal Charge would expire.

                                  APPENDIX C

                                  PREMIUM TAX

  Premium tax rates are subject to change. At present we pay premium taxes in the following jurisdictions at the rates shown.

               CONTRACTS USED WITH TAX
JURISDICTION   QUALIFIED RETIREMENT PLANS ALL OTHER CONTRACTS
------------   -------------------------- -------------------
California                0.50%                  2.35%
Maine                       --                   2.00%
Nevada                      --                   3.50%
Puerto Rico               1.00%                  1.00%
South Dakota                --                   1.25%
West Virginia             1.00%                  1.00%
Wyoming                     --                   1.00%

See "Premium Tax Charges" in the prospectus for more information about how premium taxes affect your Contract.

                                  APPENDIX D

                          AVERAGE ANNUAL TOTAL RETURN
                  [TO BE REVISED BY PRE-EFFECTIVE AMENDMENT]

  The tables below illustrate hypothetical average annual total returns for each sub-account for the periods shown, based on the actual investment experience of the sub-accounts, the Zenith Fund and the Metropolitan Fund during those periods. The tables do not represent what may happen in the future.

  The Variable Account was not established until July, 1994. The Contracts
were not available before       2001. The Back Bay Advisors Bond Income and
Back Bay Advisors Money Market Series commenced operations on August 26, 1983. The Westpeak Growth and Income and Harris Oakmark Mid Cap Value Series (formerly the Goldman Sachs Midcap Value Series) commenced operations on April 30, 1993. The Small Cap Series commenced operations on May 2, 1994. The MFS Investors and MFS Research Managers Series commenced operations on April 30, 1999 and became available to American Growth Series Contractholders on July 1, 1999. The six other series of the Zenith Fund commenced operations on October 31, 1994. The Putnam International Stock Portfolio commenced operations on May 1, 1991 and became available to Contractholders on May 1, 2000. The Putnam Large Cap Growth Portfolio commenced operations and became available to Contractholders on May 1, 2000. The remaining Portfolios of the Metropolitan Fund became available to contractholders on December 1, 2000 and commenced operations as follows: State Street Research Aurora Small Cap Value and the MetLife Mid Cap Stock Index Portfolio, July 5, 2000; Janus Mid Cap Portfolio, March 3, 1997; Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index, and Russell 2000 Index Portfolios, November 9, 1998; and MetLife Stock Index Portfolio, May 1, 1990.

  We base calculations of average annual total return on the assumption that a single investment of $1,000 was made at the beginning of each period shown. The figures do not reflect the effect of any premium tax charge, which applies in certain states, and which would reduce the results shown.

  The average annual total return is related to withdrawal value and is calculated as follows. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each sub-account at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The number of Accumulation Units is reduced on each Contract anniversary to reflect deduction of the annual $30 Contract Administrative Fee from the Contract Value. For purposes of this calculation, the maximum Contract Administrative Fee of $30 is deducted. Each such $30 deduction reduces the number of units held under the Contract by an amount equal to $30 divided by the Accumulation Unit Value on the date of the deduction. The total number of units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value on December 31, 2000 to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Withdrawal Charge and the portion of the $30 Contract Administrative Fee which would be deducted upon withdrawal on December 31, 2000 to arrive at the withdrawal value. The average annual total return is the annual compounded rate of return which would produce the withdrawal value on December 31, 2000. In other words, the average annual total return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the withdrawal value at the end of the period. The average annual total returns assume that no premium tax charge has been deducted.

  Sub-account average annual total return, which is calculated in accordance with the SEC standardized formula, uses the inception date of the sub-account through which the Eligible Fund shown is available. Fund total return adjusted for Contract charges, which is non-standard performance, uses the inception date of the Eligible Fund shown, and therefore may reflect periods prior to the availability of the corresponding sub-account under the Contract. THIS INFORMATION DOES NOT INDICATE OR REPRESENT FUTURE PERFORMANCE.

                    SUB-ACCOUNT AVERAGE ANNUAL TOTAL RETURN
                   [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

  For purchase payment allocated to the Back Bay Advisors Money Market Sub-
Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Back Bay Advisors Bond Income Sub-
Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Salomon Brothers U.S. Government Sub-
Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Balanced Sub-Account*

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Alger Equity Growth Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Davis Venture Value Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Sub-
Account**

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Loomis Sayles Small Cap Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the MFS Investors Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the MFS Research Managers Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Westpeak Growth and Income Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  For purchase payment allocated to the Putnam International Stock Sub-
Account***
  (previously the Morgan Stanley International Magnum Equity Sub-Account)

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception of the Sub-Account....................................

  Janus Mid Cap Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

  Lehman Brothers Aggregate Bond Index Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

  MetLife Stock Index Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Year................................................................
      Since Inception.......................................................

  Morgan Stanley EAFE Index Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

  Russell 2000 Index Sub-Account

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

--------
* The Balanced Series' subadviser was Loomis Sayles & Company, L.P. until May 1, 2000 when Wellington Management Company, LLP became the subadviser.
** Harris Associates L.P. became the subadviser on May 1, 2000. Prior to that time, other entities served as subadviser.
***On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

                FUND TOTAL RETURN ADJUSTED FOR CONTRACT CHARGES
                                 (Non-Standard)

                   [TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

  For purchase payment allocated to the Back Bay Advisors Money Market Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      10 years..............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Back Bay Advisors Bond Income Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      10 years..............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Salomon Brothers Strategic Bond
Opportunities Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Salomon Brothers U.S. Government Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Balanced Series*

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Alger Equity Growth Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Davis Venture Value Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

--------
 * The Balanced Series' subadviser was Loomis Sayles & Company, L.P. until May 1, 2000 when Wellington Management Company, LLP became the subadviser.

  For purchase payment allocated to the Harris Oakmark Mid Cap Value Series*

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Loomis Sayles Small Cap Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the MFS Investors Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      Since Inception of the Fund...........................................

  For purchase payment allocated to the MFS Research Managers Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Westpeak Growth and Income Series

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Morgan Stanley International Magnum
Equity Series***

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Putnam International Stock Portfolio***

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception of the Fund...........................................

  For purchase payment allocated to the Janus Mid Cap Portfolio

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

--------
***On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

  For purchase payment allocated to the Lehman Brothers Aggregate Bond Index Portfolio

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

  For purchase payment allocated to the MetLife Stock Index Portfolio

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      5 Years...............................................................
      Since Inception.......................................................

  For purchase payment allocated to the Morgan Stanley EAFE Index Portfolio

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

  For purchase payment allocated to the Russell 2000 Index Portfolio

                           PERIOD ENDING DECEMBER 31, 1999
                           -------------------------------
      1 Year................................................................
      Since Inception.......................................................

--------
* Harris Associates L.P. became the subadviser on May 1, 2000. Prior to that time, other entities served as subadviser.

  Information is available illustrating the impact of fund performance on annuity payouts. For examples, see "Hypothetical Illustrations of Annuity Income Payments" and "Historical Illustrations of Annuity Income Payments" in the Statement of Additional Information.

                               TABLE OF CONTENTS
                                      OF
                      STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
                                                                           -----
THE COMPANY...............................................................  II-3
SERVICES RELATING TO THE VARIABLE ACCOUNT.................................  II-3
PERFORMANCE COMPARISONS...................................................  II-3
CALCULATION OF PERFORMANCE DATA...........................................  II-4
NET INVESTMENT FACTOR..................................................... II-20
ANNUITY PAYMENTS.......................................................... II-20
HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS...................... II-22
HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS........................ II-26
THE FIXED ACCOUNT......................................................... II-29
EXPERTS................................................................... II-30
LEGAL MATTERS............................................................. II-30
APPENDIX A................................................................ II-31
FINANCIAL STATEMENTS......................................................   F-1

  If you would like a copy of the Statement of Additional Information, please complete the request form below and mail to:

  New England Securities Corporation
  399 Boylston Street
  Boston, Massachusetts 02116

             Please send a copy of the Statement of Additional
           Information for New England Variable Annuity Separate
           Account (American Growth Series) to:

           --------------------------------------------------------
           Name

           --------------------------------------------------------
           Street

           --------------------------------------------------------
           City                      State                       Zip

                 NEW ENGLAND VARIABLE ANNUITY SEPARATE ACCOUNT
                          AMERICAN FORERUNNER SERIES
                     INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                 ISSUED BY NEW ENGLAND LIFE INSURANCE COMPANY
                      STATEMENT OF ADDITIONAL INFORMATION
                                   (PART B)
                                      , 2001

  This Statement of Additional Information is not a prospectus. This Statement
of Additional Information relates to the Prospectus dated    , 2001 and should
be read in conjunction therewith. A copy of the Prospectus may be obtained by writing to New England Securities Corporation ("New England Securities") 399 Boylston Street, Boston, Massachusetts 02116.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           -----
The Company...............................................................  II-3
Services Relating to the Variable Account.................................  II-3
Performance Comparisons...................................................  II-3
Calculation of Performance Data...........................................  II-4
Net Investment Factor..................................................... II-20
Annuity Payments.......................................................... II-20
Hypothetical Illustrations of Annuity Income Payouts...................... II-22
Historical Illustrations of Annuity Income Payouts........................ II-26
The Fixed Account......................................................... II-29
Experts................................................................... II-30
Legal Matters............................................................. II-30
Appendix A................................................................ II-31
Financial Statements......................................................   F-1

                                  THE COMPANY

  New England Life Insurance Company ("The Company") is an indirect, wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"). MetLife is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company.

                   SERVICES RELATING TO THE VARIABLE ACCOUNT

  The Company maintains the books and records of the Variable Account and provides issuance and other administrative services for the Contracts.

  Auditors. Deloitte & Touche LLP, located at 200 Berkeley Street, Boston, Massachusetts 02110, conducts an annual audit of the Variable Account's Financial Statements.

  Principal Underwriter. New England Securities Corporation ("New England Securities"), an indirect subsidiary of the company, serves as principal underwriter for the Variable Account pursuant to a distribution agreement with the Company. The contracts are offered continuously and may be sold by registered representatives of broker-dealers that have selling agreements with New England Securities as well as by the Company's life insurance agents and insurance brokers who are registered representatives of New England Securities. The Company pays commissions, none of which are retained by New England Securities, in connection with sales of the Contracts.

                            PERFORMANCE COMPARISONS

  Articles and releases, developed by the Company, the Eligible Funds (as defined in the Prospectus) and other parties, about the Account or the Eligible Funds regarding performance, rankings, statistics and analyses of the Account's, the individual Eligible Funds' and fund groups' asset levels and sales volumes, statistics and analyses of industry sales volumes and asset levels, and other characteristics may appear in publications, including, but not limited to, those publications listed in Appendix A to this Statement of Additional Information. In particular, some or all of these publications may publish their own rankings or performance reviews including the Account or the Eligible Funds. References to or reprints of such articles may be used in promotional literature. Such literature may refer to personnel of the advisers and/or subadvisers who have portfolio management responsibility, and their investment style. The references may allude to or include excerpts from articles appearing in the media.

  The advertising and sales literature for the Contracts and the Account may refer to historical, current and prospective economic trends and may include historical and current performance and total returns of investment alternatives.

  In addition, sales literature may be published concerning topics of general investor interest for the benefit of registered representatives and prospective Contractholders. These materials may include, but are not limited to, discussions of college planning, retirement planning, reasons for investing and historical examples of the investment performance of various classes of securities, securities markets and indices.

                        CALCULATION OF PERFORMANCE DATA
                  [TO BE REVISED BY PRE-EFFECTIVE AMENDMENT]

  The tables below illustrate hypothetical average annual total returns for each sub-account for the periods shown, based on the actual investment experience of the sub-accounts, the New England Zenith Fund (the "Zenith Fund") and Metropolitan Series Fund ("Metropolitan Fund") during those periods. The tables do not represent what may happen in the future.

  The Variable Account was not established until July, 1994. The Contracts
were not available until    , 2001. The Back Bay Advisors Bond Income and Back
Bay Advisors Money Market Series commenced operations on August 26, 1983. The Westpeak Growth and Income and Harris Oakmark Mid Cap Value Series (formerly the Goldman Sachs Midcap Value Series) commenced operations on April 30, 1993. The Small Cap Series commenced operations on May 2, 1994. The MFS Investors and MFS Research Managers Series commenced operations on April 30, 1999 and became available to American Growth Series Contractholders on July 1, 1999. The five other series of the Zenith Fund commenced operations on October 31, 1994. The Putnam International Stock Portfolio commenced operations on October 31, 1994. On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series. October 31, 1994 is the date Morgan Stanley International Magnum Equity Series commenced operations. Performance figures for dates on or before 12/1/00 reflect the performance of the Morgan Stanley International Magnum Equity Series. The Putnam Large Cap Growth Portfolio commenced operations on May 1, 2000. The State Street Research Aurora Small Cap Value and the MetLife Mid Cap Stock Index Portfolios commenced operations on July 5, 2000. The Janus Mid Cap Portfolio commenced operations on March 3, 1997. The Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index, and Russell 2000 Index Portfolios commenced operations on November 9, 1998. The MetLife Stock Index Portfolio commenced operations on May 1, 1990.

  Calculations of average annual total return are based on the assumption that a single investment of $1,000 was made at the beginning of each period shown. The figures do not reflect the effect of any premium tax charge, which applies in certain states, and which would reduce the results shown.

  The average annual total return is related to surrender value and is calculated as follows. The amount of the assumed $1,000 purchase payment for a Contract issued at the beginning of the period is divided by the Accumulation Unit Value of each sub-account at the beginning of the period shown to arrive at the number of Accumulation Units purchased. The number of Accumulation Units is reduced on each Contract anniversary to reflect deduction of the annual $30 Contract Administrative Fee from the Contract Value. For purposes of this calculation, the Contract Administrative Fee of $30 is deducted. Each such $30 deduction reduces the number of units held under the Contract by an amount equal to $30 divided by the Accumulation Unit Value on the date of the deduction. The total number of units held under the Contract at the beginning of the last Contract Year covered by the period shown is multiplied by the Accumulation Unit Value on December 31, 1999 to arrive at the Contract Value on that date. This Contract Value is then reduced by the applicable Withdrawal Charge and the portion of the $30 Contract Administrative Fee which would be deducted upon withdrawal on December 31, 1999 to arrive at the withdrawal value. The average annual total return is the annual compounded rate of return which would produce the withdrawal value on December 31, 1999. In other words, the average annual total return is the rate which, when added to 1, raised to a power reflecting the number of years in the period shown, and multiplied by the initial $1,000 investment, yields the withdrawal value at the end of the period. The average annual total returns assume that no premium tax charge has been deducted. See Appendix E of the prospectus for Sub-account average annual total return and Fund total return adjusted for contract charges.

  The following chart illustrates how the average annual total return was determined for the five year period ending December 31, 1999 for the sub-account investing in the Back Bay Advisors Bond Income Series based on the assumptions used above. The units column below shows the number of accumulation units hypothetically purchased by the $1000 investment in the Series in the first year. The units are reduced on each Contract anniversary to reflect the deduction of the $30 Contract Administrative Fee. The illustration assumes no premium tax charge is deducted.

  The unit values of the sub-accounts reflect the change in the net asset value of the underlying Eligible Funds plus the reinvestment of dividends from net investment income and of distributions from net realized gains, if any. The unit values also reflect the deduction of the Asset-Based Insurance Charge.

                                                                      AVERAGE
                                           UNIT  CONTRACT SURRENDER ANNUAL TOTAL
   DATE                              UNITS VALUE  VALUE     VALUE      RETURN
   ----                              ----- ----- -------- --------- ------------
   December 31, 1994................
   December 31, 1995................
   December 31, 1996................
   December 31, 1997................
   December 31, 1998................
   December 31, 1999................

  The following charts illustrate what would have been the growth and value of a $10,000 purchase payment if it had been invested in each of the Eligible Funds on the first day of the first month after those Eligible Funds became available: September 1, 1983 for the Back Bay Advisors Money Market and Back Bay Advisors Bond Income Series; May 1, 1993 for the Westpeak Growth and Income and Harris Oakmark Mid Cap Value Series; May 2, 1994 for the Loomis Sayles Small Cap Series; May 1, 1999 for the MFS Investors and MFS Research Managers Series; November 1, 1994 for the other series of the Zenith Fund, November 1, 1994 for the Putnam International Stock Portfolio March 3, 1997 for the Janus Mid Cap Portfolio, May 1, 1990, for the MetLife Stock Index Portfolio, and December 1, 1998 for the Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios. The figures shown do not reflect the deduction of any premium tax charge on surrender. During the period when the Withdrawal Charge applies, the percentage return on surrender value from year to year (after the 1st year) will be greater than the percentage return on Contract Value for the same years. This is because the percentage return on surrender value reflects not only investment experience but also the annual reduction in the applicable Withdrawal Charge. In the first chart, the Contract Value and withdrawal value on each date shown are calculated in the manner described in the preceding illustrations of average annual total return, assuming that no premium tax charge is deducted on withdrawal.

  In the second and third charts, the difference between the Contract Value or withdrawal value at the beginning and at the end of each year is divided by the beginning Contract Value or withdrawal value to arrive at the annual percentage change. The cumulative return information set forth in these charts is determined by taking the difference between the $10,000 investment and the ending Contract Value or withdrawal value and dividing it by $10,000. The annual effective rate of return in this illustration is calculated in the same manner as the average annual total return described in the preceding illustration, assuming that no premium tax charge is deducted on withdrawal.

                   $10,000 SINGLE PURCHASE PAYMENT CONTRACT
                              INVESTMENT RESULTS

                               CONTRACT VALUE(1)

                                              SALOMON
                         BACK BAY BACK BAY   BROTHERS     SALOMON                               HARRIS  LOOMIS
                         ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER   DAVIS  OAKMARK  SAYLES
                          MONEY     BOND       BOND         U.S.                EQUITY VENTURE MID CAP  SMALL
                          MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH  VALUE  VALUE(3)  CAP
                         -------- -------- ------------- ---------- ----------- ------ ------- -------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................
 1994...................
 1995...................
 1996...................
 1997...................
 1998...................
 1999...................

                                                                          LEHMAN
                                            WESTPEAK                     BROTHERS          MORGAN
                                     MFS     GROWTH     PUTNAM     JANUS AGGREGATE METLIFE STANLEY RUSSELL
                            MFS    RESEARCH   AND    INTERNATIONAL  MID    BOND     STOCK   EAFE    2000
                         INVESTORS MANAGERS  INCOME    STOCK(4)     CAP    INDEX    INDEX   INDEX   INDEX
                         --------- -------- -------- ------------- ----- --------- ------- ------- -------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................
 1994...................
 1995...................
 1996...................
 1997...................
 1998...................
 1999...................

                              WITHDRAWAL VALUE(1)

                                               SALOMON
                         BACK BAY  BACK BAY   BROTHERS       SALOMON                                   HARRIS  LOOMIS
                         ADVISORS  ADVISORS   STRATEGIC     BROTHERS                  ALGER    DAVIS  OAKMARK  SAYLES
                           MONEY     BOND       BOND          U.S.                   EQUITY   VENTURE MID CAP   SMALL
                          MARKET    INCOME  OPPORTUNITIES  GOVERNMENT   BALANCED(2)  GROWTH    VALUE  VALUE(3)   CAP
                         --------- -------- ------------- ------------- ----------- --------- ------- -------- -------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................
 1994...................
 1995...................
 1996...................
 1997...................
 1998...................
 1999...................
                                                                                     LEHMAN
                                              WESTPEAK                              BROTHERS           MORGAN
                                     MFS       GROWTH        PUTNAM        JANUS    AGGREGATE METLIFE STANLEY  RUSSELL
                            MFS    RESEARCH      AND      INTERNATIONAL     MID       BOND     STOCK    EAFE    2000
                         INVESTORS MANAGERS    INCOME       STOCK(4)        CAP       INDEX    INDEX   INDEX    INDEX
                         --------- -------- ------------- ------------- ----------- --------- ------- -------- -------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................
 1994...................
 1995...................
 1996...................
 1997...................
 1998...................
 1999...................

                 ANNUAL PERCENTAGE CHANGE IN CONTRACT VALUE(1)

                                               SALOMON
                          BACK BAY BACK BAY   BROTHERS     SALOMON                               HARRIS  LOOMIS
                          ADVISORS ADVISORS   STRATEGIC    BROTHERS              ALGER   DAVIS  OAKMARK  SAYLES
                           MONEY     BOND       BOND         U.S.                EQUITY VENTURE MID CAP  SMALL
                           MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH  VALUE  VALUE(3)  CAP
                          -------- -------- ------------- ---------- ----------- ------ ------- -------- ------
As of December 31:
 1983...................
 1984...................
 1985...................
 1986...................
 1987...................
 1988...................
 1989...................
 1990...................
 1991...................
 1992...................
 1993...................
 1994...................
 1995...................
 1996...................
 1997...................
 1998...................
 1999...................
Cumulative Return.......
Annual Effective Rate of
 Return.................

                                                                   LEHMAN
                                     WESTPEAK                     BROTHERS          MORGAN
                              MFS     GROWTH     PUTNAM     JANUS AGGREGATE METLIFE STANLEY RUSSELL DOW JONES  S&P 500
                     MFS    RESEARCH   AND    INTERNATIONAL  MID    BOND     STOCK   EAFE    2000   INDUSTRIAL  STOCK
                  INVESTORS MANAGERS  INCOME    STOCK(4)     CAP    INDEX    INDEX   INDEX   INDEX  AVERAGE(5) INDEX(6)
                  --------- -------- -------- ------------- ----- --------- ------- ------- ------- ---------- --------
As of December
 31:
 1983............                                                                                        5.11%     1.79%
 1984............                                                                                        1.35      6.27
 1985............                                                                                       33.62     31.73
 1986............                                                                                       27.25     18.66
 1987............                                                                                        5.55      5.25
 1988............                                                                                       16.21     16.61
 1989............                                                                                       32.24     31.69
 1990............                                                                                       -0.54     -3.10
 1991............                                                                                       24.25     30.47
 1992............                                                                                        7.40      7.62
 1993............                                                                                       16.97     10.08
 1994............                                                                                        5.02      1.32
 1995............                                                                                       36.94     37.58
 1996............                                                                                       28.91     22.96
 1997............                                                                                       24.91     33.36
 1998............                                                                                       18.14     28.52
 1999............                                                                                       27.21     21.04
Cumulative Re-
 turn............                                                                                    1,791.58  1,653.04
Annual Effective
 of Return.......                                                                                       18.88     18.35
                     LEHMAN
                  INTERMEDIATE
                  GOVERNMENT/
                   CORPORATE   CONSUMER
                      BOND      PRICE
                    INDEX(7)   INDEX(8)
                  ------------ --------
As of December
 31:
 1983............      4.51%     1.07%
 1984............     14.37      3.95
 1985............     18.06      3.77
 1986............     13.13      1.13
 1987............      3.66      4.41
 1988............      6.67      4.42
 1989............     12.77      4.65
 1990............      9.16      6.11
 1991............     14.62      3.06
 1992............      7.17      2.90
 1993............      8.79      2.75
 1994............     -1.93      2.67
 1995............     15.33      2.54
 1996............      4.05      3.32
 1997............      7.87      1.83
 1998............      8.44      1.61
 1999............     -2.15      2.68
Cumulative Re-
 turn............    357.92     72.44
Annual Effective
 of Return.......      9.36      3.26

                ANNUAL PERCENTAGE CHANGE IN WITHDRAWAL VALUE(1)

                                            SALOMON
                  BACK BAY   BACK BAY      BROTHERS     SALOMON                                 HARRIS    LOOMIS
                  ADVISORS   ADVISORS      STRATEGIC    BROTHERS               ALGER   DAVIS   OAKMARK    SAYLES
                   MONEY       BOND          BOND         U.S.                EQUITY  VENTURE  MID CAP    SMALL         MFS
                   MARKET     INCOME     OPPORTUNITIES GOVERNMENT BALANCED(2) GROWTH   VALUE   VALUE(3)    CAP       INVESTORS
                  -------- ------------- ------------- ---------- ----------- ------- ------- ---------- --------  -------------
As of December
 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............
 1992............
 1993............
 1994............
 1995............
 1996............
 1997............
 1998............
 1999............
Cumulative Re-
 turn............
Annual Effective
 Rate of Return..
                                                                                                                      LEHMAN
                  WESTPEAK                               LEHMAN               MORGAN                               INTERMEDIATE
                   GROWTH     PUTNAM         JANUS      BROTHERS              STANLEY RUSSELL DOW JONES  S&P 500    GOVERNMENT/
                    AND    INTERNATIONAL      MID      AGGREGATE    METLIFE    EAFE    2000   INDUSTRIAL  STOCK      CORPORATE
                   INCOME      STOCK          CAP      BOND INDEX STOCK INDEX  INDEX   INDEX  AVERAGE(4) INDEX(5)  BOND INDEX(6)
                  -------- ------------- ------------- ---------- ----------- ------- ------- ---------- --------  -------------
As of December
 31:
 1983............                                                                                  5.11%     1.79%      4.51%
 1984............                                                                                  1.35      6.27      14.37
 1985............                                                                                 33.62     31.73      18.06
 1986............                                                                                 27.25     18.66      13.13
 1987............                                                                                  5.55      5.25       3.66
 1988............                                                                                 16.21     16.61       6.67
 1989............                                                                                 32.24     31.69      12.77
 1990............                                                                                 -0.54     -3.10       9.16
 1991............                                                                                 24.25     30.47      14.62
 1992............                                                                                  7.40      7.62       7.17
 1993............                                                                                 16.97     10.08       8.79
 1994............                                                                                  5.02      1.32      -1.93
 1995............                                                                                 36.94     37.58      15.33
 1996............                                                                                 28.91     22.96       4.05
 1997............                                                                                 24.91     33.36       7.87
 1998............                                                                                 18.14     28.52       8.44
 1999............                                                                                 27.21     21.04      -2.15
Cumulative Re-
 turn............                                                                              1,791.58  1,653.04     357.92
Annual Effective
 Rate of Return..                                                                                 18.88     18.35       9.36
                    MFS
                  RESEARCH
                  MANAGERS
                  --------
As of December
 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............
 1992............
 1993............
 1994............
 1995............
 1996............
 1997............
 1998............
 1999............
Cumulative Re-
 turn............
Annual Effective
 Rate of Return..
                  CONSUMER
                   PRICE
                  INDEX(7)
                  --------
As of December
 31:
 1983............   1.07%
 1984............   3.95
 1985............   3.77
 1986............   1.13
 1987............   4.41
 1988............   4.42
 1989............   4.65
 1990............   6.11
 1991............   3.06
 1992............   2.90
 1993............   2.75
 1994............   2.67
 1995............   2.54
 1996............   3.32
 1997............   1.83
 1998............   1.61
 1999............   2.68
Cumulative Re-
 turn............  72.44
Annual Effective
 Rate of Return..   3.26

-------
NOTES:
(1) The Contract Values, withdrawal values, and annual percentage change figures assume reinvestment of dividends and capital gain distributions. The Contract Values are net of all deductions and expenses other than any applicable Withdrawal Charge or premium tax charge. Each withdrawal value equals the Contract Value less any applicable Withdrawal Charge and a pro rata portion of the annual $30 Contract Administrative Fee, but does not reflect a deduction for the premium tax charge. (See "Asset-Based Insurance Charges, Withdrawal Charge and Other Deductions.") 1983 figures for the Back Bay Advisors Bond Income and Back Bay Advisors Money Market Series are from September 1 through December 31, 1983. 1993 figures for the Westpeak Growth and Income and Harris Oakmark Mid Cap Value Series are from May 1 through December 31, 1993. 1994 figures for the Loomis Sayles Small Cap Series are from May 2 through December 31, 1994. 1999 figures for the MFS Investors and MFS Research Managers Series are from May 1 to December 31, 1999. 1994 figures for all other series of the Zenith Fund are from November 1 through December 31, 1994. 1994 figures for the Putnam International Stock Portfolio are from November 1, 1994 through December 31, 1991. 1997 figures for the Janus Mid Cap Portfolio are from March 3, 1997 through December 31, 1997. 1998 figures for the Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios are from December 1, 1998 through December 31, 1998.
(2) The Balanced Series' subadviser was Loomis Sayles & Company, L.P. until May 1, 2000 when Wellington Management Company, LLP became the sub-adviser.
(3) Harris Associates L.P. became the subadviser on May 1, 2000. Prior to that time, other entities served as subadviser.
(4) On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract. Putnam Investment Management, Inc. became the sub-investment manager of the Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager. Values on and before December 1, 2000 reflect the performance of the Morgan Stanley International Magnum Equity Series.
(5) The Dow Jones Industrial Average is a market value-weighted and unmanaged index of 30 large industrial stocks traded on the New York Stock Exchange. The annual percentage change figures have been adjusted to reflect reinvestment of dividends. 1983 figures are from September 1 through December 31, 1983.
(6) The S&P 500 Stock Index is an unmanaged weighted index of the stock performance of 500 industrial, transportation, utility and financial companies. The annual percentage change figures have been adjusted to reflect reinvestment of dividends. 1983 figures are from September 1 through December 31, 1983.
(7) The Lehman Intermediate Government/Corporate Bond Index is a subset of the Lehman Government/Corporate Bond Index covering all issues with maturities between 1 and 10 years which is composed of taxable, publicly-issued, non-convertible debt obligations issued or guaranteed by the U.S. Government or its agencies and another Lehman index that is composed of taxable, fixed rate publicly-issued, investment grade non-convertible corporate debt obligations. 1983 figures are from September 1 through December 31, 1983.
(8) The Consumer Price Index, published by the U.S. Bureau of Labor Statistics, is a statistical measure of changes, over time, in the prices of goods and services. 1983 figures are from September 1 through December 31, 1983.

  The chart below illustrates what would have been the change in value of a $250 monthly investment under a Contract in each of the Eligible Funds if purchase payments had been made on the first day of each month starting with September 1, 1983 for the Back Bay Advisors Bond Income and Back Bay Advisors Money Market Series, May 1, 1993 for the Westpeak Growth and Income and Harris Oakmark Mid Cap Value Series, May 2, 1994 for the Loomis Sayles Small Cap Series, May 1, 1999 for the MFS Investors and MFS Research Managers Series, November 1, 1994 for the other series of the Zenith Fund, November 1, 1994 for the Putnam International Stock Portfolio, March 3, 1997 for the Janus Mid Cap Portfolio, and December 1, 1998 for the Lehman Brothers Aggregate Bond Index, Morgan Stanley EAFE Index and Russell 2000 Index Portfolios. The figures shown do not reflect the deduction of any premium tax charge on withdrawal, and only withdrawal values, not Contract Values, reflect the deduction of any applicable Withdrawal Charge. Each purchase payment is divided by the Accumulation Unit Value of each sub-account on the date of the investment to calculate the number of Accumulation Units purchased. The total number of units under the Contract is reduced on each Contract anniversary to reflect the $30 Contract Administrative Fee, in the same manner as described in the illustrations of average annual total return. The Contract Value and the withdrawal value are calculated according to the methods described in the preceding examples. The annual effective rate of return in this illustration represents the compounded annual rate that the hypothetical purchase payments shown would have had to earn in order to produce the Contract Value and withdrawal value illustrated on December 31, 1999. The annual effective rate of return is the rate which, when added to 1 and raised to a power equal to the number of months for which the payment is invested divided by twelve, and multiplied by the payment amount, for all monthly payments, would yield the Contract Value or withdrawal value on the ending date of the illustration.

                              INVESTMENT RESULTS

                                                                   CONTRACT VALUE
                               --------------------------------------------------------------------------------------
                                                         SALOMON  SALOMON                                     HARRIS
                        CUMU-  BACK BAY BACK BAY  CUMU-  BROTHERS BROTHERS                            CUMU-  OAKMARK
                       LATIVE  ADVISORS ADVISORS LATIVE    BOND     U.S.               ALGER   DAVIS  LATIVE   MID
                        PAY-    MONEY     BOND    PAY-    OPPOR-  GOVERN-              EQUITY VENTURE  PAY-    CAP
                        MENTS   MARKET   INCOME   MENTS  TUNITIES   MENT   BALANCED(1) GROWTH  VALUE  MENTS  VALUE(3)
                       ------- -------- -------- ------- -------- -------- ----------- ------ ------- ------ --------
As of December 31:
 1983................. $ 1,000
 1984.................   4,000
 1985.................   7,000
 1986.................  10,000
 1987.................  13,000
 1988.................  16,000
 1989.................  19,000
 1990.................  22,000
 1991.................  25,000
 1992.................  28,000
 1993.................  31,000                                                                        $2,000
 1994.................  34,000                   $   500                                               5,000
 1995.................  37,000                     3,500                                               8,000
 1996.................  40,000                     6,500                                              11,000
 1997.................  43,000                     9,500                                              14,000
 1998.................  46,000                    12,500                                              17,000
 1999.................  49,000                    15,500                                              20,000
Annual Effective Rate
of Return.............

-------
(1) Wellington Management Company, LLP became the subadviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company, L.P. served as subadviser.
(2) On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract. Putnam Investment Management, Inc. became the sub-investment manager of The Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager. Values on and before December 1, 2000, reflect the performance of the Morgan Stanley International Magnum Equity Series.
(3) Harris Associates L.P. became the subadviser on May 1, 2000. Prior to that time, other entities served as subadviser.

                                                             CONTRACT VALUE
                  ----------------------------------------------------------------------------------------------------
                                                                                                       LEHMAN
                  WESTPEAK  CUMU-  LOOMIS CUMU-                   CUMU-   PUTNAM  CUMU-        CUMU-  BROTHERS  CUMU-
                   GROWTH  LATIVE  SAYLES LATIVE  MFS     MFS    LATIVE   INTER-  LATIVE JANUS LATIVE AGGREGATE LATIVE METLIFE
                    AND     PAY-   SMALL   PAY-  INVES- RESEARCH  PAY-   NATIONAL  PAY-   MID   PAY-    BOND     PAY-   STOCK
                   INCOME   MENTS   CAP   MENTS   TORS  MANAGERS  MENTS  STOCK(2) MENTS   CAP  MENTS    INDEX   MENTS   INDEX
                  -------- ------- ------ ------ ------ -------- ------- -------- ------ ----- ------ --------- ------ -------
As of Decem-
ber 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                                                2,000
 1991............                                                $ 2,000                                         5,000
 1992............                                                  5,000                                         8,000
 1993............                                                  8,000                                        11,000
 1994............          $ 2,000                                11,000                                        14,000
 1995............            5,000                                14,000                                        17,000
 1996............            8,000                                17,000                                        20,000
 1997............           11,000                                20,000          2,500                         23,000
 1998............           14,000                                23,000          5,500          250            26,000
 1999............           17,000        $2,000                  26,000          8,500        3,250            29,000
Annual Effective
Rate of Return...
                  CUMU-  MORGAN
                  LATIVE STANLEY RUSSELL
                   PAY-   EAFE    2000
                  MENTS   INDEX   INDEX
                  ------ ------- -------
As of Decem-
ber 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............
 1992............
 1993............
 1994............
 1995............
 1996............
 1997............
 1998............   250
 1999............ 3,250
Annual Effective
Rate of Return...

                                                                     WITHDRAWAL VALUE
                              ----------------------------------------------------------------------------------------------
                       CUMU-  BACK BAY BACK BAY  CUMU-     SALOMON     SALOMON                               CUMU-   HARRIS
                      LATIVE  ADVISORS ADVISORS LATIVE    BROTHERS     BROTHERS              ALGER   DAVIS  LATIVE  OAKMARK
                       PAY-    MONEY     BOND    PAY-       BOND         U.S.                EQUITY VENTURE  PAY-   MID CAP
                       MENTS   MARKET   INCOME   MENTS  OPPORTUNITIES GOVERNMENT BALANCED(1) GROWTH  VALUE   MENTS  VALUE(3)
                      ------- -------- -------- ------- ------------- ---------- ----------- ------ ------- ------- --------
 As of December 31:
 1983............     $ 1,000
 1984............       4,000
 1985............       7,000
 1986............      10,000
 1987............      13,000
 1988............      16,000
 1989............      19,000
 1990............      22,000
 1991............      25,000
 1992............      28,000
 1993............      31,000                                                                               $ 2,000
 1994............      34,000                   $   500                                                       5,000
 1995............      37,000                     3,500                                                       8,000
 1996............      40,000                     6,500                                                      11,000
 1997............      43,000                     9,500                                                      14,000
 1998............      46,000                    12,500                                                      17,000
 1999............      49,000                    15,500                                                      20,000
 Annual Effective
  Rate of Return.

                                                                                                          LEHMAN
                      WESTPEAK CUMU-  LOOMIS CUMU-                   CUMU-   PUTNAM  CUMU-        CUMU-  BROTHERS  CUMU-
                       GROWTH  LATIVE SAYLES LATIVE  MFS     MFS    LATIVE   INTER-  LATIVE JANUS LATIVE AGGREGATE LATIVE METLIFE
                        AND     PAY-  SMALL   PAY-  INVES- RESEARCH  PAY-   NATIONAL  PAY-   MID   PAY-    BOND     PAY-   STOCK
                       INCOME  MENTS   CAP   MENTS   TORS  MANAGERS  MENTS  STOCK(2) MENTS   CAP  MENTS    INDEX   MENTS   INDEX
                      -------- ------ ------ ------ ------ -------- ------- -------- ------ ----- ------ --------- ------ -------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............                                                                                                   2,000
 1991............                                                   $ 2,000                                         5,000
 1992............                                                     5,000                                         8,000
 1993............                                                     8,000                                        11,000
 1994............              $2,000                                11,000                                        14,000
 1995............               5,000                                14,000                                        17,000
 1996............               8,000                                17,000                                        20,000
 1997............              11,000                                20,000          2,500                         23,000
 1998............              14,000                                23,000          5,500          250            26,000
 1999............              17,000        $2,000                  26,000          8,500        3,250            29,000
 Annual Effective
  Rate of Return.
                      CUMU-  MORGAN
                      LATIVE STANLEY RUSSELL
                       PAY-   EAFE    2000
                      MENTS   INDEX   INDEX
                      ------ ------- -------
 As of December 31:
 1983............
 1984............
 1985............
 1986............
 1987............
 1988............
 1989............
 1990............
 1991............
 1992............
 1993............
 1994............
 1995............
 1996............
 1997............
 1998............       250
 1999............     3,250
 Annual Effective
  Rate of Return.

-------
(1) Wellington Management Company, LLP became the subadviser of the Balanced Series on May 1, 2000. Prior to that time, Loomis Sayles & Company L.P. served as subadviser.
(2) On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract. Putnam Investment Management, Inc. became the sub-investment manager of the Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager. Values on and before December 1, 2000 reflect the performance of the Morgan Stanley International Magnum Equity Series.
(3) Harris Associates L.P. became the subadviser on May 1, 2000. Prior to that time, other entities served as subadviser.

  As discussed in the prospectus in the section entitled "Investment Performance Information", the Variable Account may illustrate historical investment performance by showing the percentage change in unit value and the annual effective rate of return of each sub-account of the Variable Account for every calendar year since inception of the corresponding Eligible Funds to the date of the illustration and for the ten, five and one year periods ending with the date of the illustration. Examples of such illustrations follow. Such illustrations do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual $30 Contract Administrative Fee. The method of calculating the percentage change in unit value is described in the prospectus under "Investment Performance Information." The annual effective rate of return in these illustrations is calculated by dividing the unit value at the end of the period by the unit value at the beginning of the period, raising this quantity to the power of 1/n (where n is the number of years in the period), and then subtracting 1.

  Set forth on the following pages are illustrations of the percentage change in unit value information and annual effective rate of return information discussed above that may appear in the Variable Account's Annual and Semi-Annual Reports and in other illustrations of historical investment performance. Such illustrations do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BACK BAY ADVISORS MONEY MARKET SUB-ACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      August 26, 1983.......................................   1.000000
      December 31, 1983.....................................
      December 31, 1984.....................................
      December 31, 1985.....................................
      December 31, 1986.....................................
      December 31, 1987.....................................
      December 31, 1988.....................................
      December 31, 1989.....................................
      December 31, 1990.....................................
      December 31, 1991.....................................
      December 31, 1992.....................................
      December 31, 1993.....................................
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      16 years, 4 months ended December 31, 1999.............
      10 years ended December 31, 1999.......................
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

BACK BAY ADVISORS BOND INCOME SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      August 26, 1983....................................   1.000000
      December 31, 1983..................................
      December 31, 1984..................................
      December 31, 1985..................................
      December 31, 1986..................................
      December 31, 1987..................................
      December 31, 1988..................................
      December 31, 1989..................................
      December 31, 1990..................................
      December 31, 1991..................................
      December 31, 1992..................................
      December 31, 1993..................................
      December 31, 1994..................................
      December 31, 1995..................................
      December 31, 1996..................................
      December 31, 1997..................................
      December 31, 1998..................................
      December 31, 1999..................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      16 years, 4 months ended December 31, 1999.........
      10 years ended December 31, 1999...................
      5 years ended December 31, 1999....................
      1 year ended December 31, 1999.....................

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                          ACCUMULATION     %
      DATE                                                 UNIT VALUE   CHANGE
      ----                                                ------------ ---------
      October 31, 1994...................................   1.000000
      December 31, 1994..................................
      December 31, 1995..................................
      December 31, 1996..................................
      December 31, 1997..................................
      December 31, 1998..................................
      December 31, 1999..................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                            % CHANGE    ANNUAL
                                                            IN UNIT    EFFECTIVE
                                                             VALUE       RATE
                                                          ------------ ---------
      5 years, 2 months ended December 31, 1999..........
      5 years ended December 31, 1999....................
      1 year ended December 31, 1999.....................

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      5 years, 2 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

BALANCED SUB-ACCOUNT**

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      5 years, 2 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.
** The Balanced Series' subadviser was Loomis Sayles & Company, L.P. until May
   1, 2000 when Wellington Management Company, LLP became the subadviser.

ALGER EQUITY GROWTH SUB-ACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      5 years, 2 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

DAVIS VENTURE VALUE SUB-ACCOUNT

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      October 31, 1994......................................   1.000000
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      5 years, 2 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax, or the annual Contract Administrative Fee.

HARRIS OAKMARK MID CAP VALUE SUB-ACCOUNT**

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000
      December 31, 1993.....................................
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 8 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

LOOMIS SAYLES SMALL CAP SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      May 1, 1994...........................................   1.000000
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      5 years, 8 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

--------
 * Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.
** Harris Associates L.P. became the subadviser on May 1, 2000. Prior to that time, other entities served as subadviser.

MFS INVESTORS SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000    --
       December 31, 1999....................................

        PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
       8 months ended December 31, 1999......................

MFS RESEARCH MANAGERS SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
       DATE                                                   UNIT VALUE  CHANGE
       ----                                                  ------------ ------
       April 30, 1999.......................................   1.000000    --
       December 31, 1999....................................

        PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN

                                                                  %
                                                                CHANGE
                                                                  IN    ANNUAL
                                                                 UNIT  EFFECTIVE
                                                                VALUE    RATE
                                                                ------ ---------
       8 months ended December 31, 1999........................

WESTPEAK GROWTH AND INCOME SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      April 30, 1993........................................   1.000000
      December 31, 1993.....................................
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      6 years, 8 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT**

                     ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION   %
      DATE                                                    UNIT VALUE  CHANGE
      ----                                                   ------------ ------
      November 1, 1994......................................   1.000000    --
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      8 years, 8 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.
**On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract. Putnam Investment Management Inc. became the sub-investment manager of the Putnam International Stock Portfolio on January 24, 2000. Prior to that time, Santander Global Advisors, Inc. served as sub-investment manager. Values on and before December 1, 2000, reflect the performance of the Morgan Stanley International Magnum Equity Series.

JANUS MID CAP SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      2 years, 10 months ended December 31, 1999.............
      1 year ended December 31, 1999.........................

LEHMAN BROTHERS AGGREGATE BOND INDEX SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 2 months ended December 31, 1999...............
      1 year ended December 31, 1999.........................

METLIFE STOCK INDEX SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      May 1, 1990                                              1.000000
      December 31, 1990.....................................
      December 31, 1991.....................................
      December 31, 1992.....................................
      December 31, 1993.....................................
      December 31, 1994.....................................
      December 31, 1995.....................................
      December 31, 1996.....................................
      December 31, 1997.....................................
      December 31, 1998.....................................
      December 31, 1999.....................................

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      9 years, 8 months ended December 31, 1999..............
      5 years ended December 31, 1999........................
      1 year ended December 31, 1999.........................

MORGAN STANLEY EAFE INDEX SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 2 months ended December 31, 1999...............
      1 year ended December 31, 1999.........................

RUSSELL 2000 INDEX SUB-ACCOUNT

                      ANNUAL PERCENT CHANGE IN UNIT VALUE*

                                                             ACCUMULATION
                                                              VALUE UNIT    %
      DATE                                                      VALUE     CHANGE
      ----                                                   ------------ ------
      December 31, 1998.....................................
      December 31, 1999.....................................

       PERCENT CHANGE IN UNIT VALUE AND ANNUAL EFFECTIVE RATE OF RETURN*

                                                              % CHANGE  ANNUAL
                                                              IN UNIT  EFFECTIVE
                                                               VALUE     RATE
                                                              -------- ---------
      1 year, 2 months ended December 31, 1999...............
      1 year ended December 31, 1999.........................

--------
* Unit values do not reflect the impact of any Withdrawal Charge, premium tax charge, or the annual Contract Administrative Fee.

                             NET INVESTMENT FACTOR

  The Company determines the net investment factor ("Net Investment Factor") for any sub-account on each day on which the New York Stock Exchange is open for trading as follows:

    (1) The Company takes the net asset value per share of the Eligible Fund held in the sub-account determined as of the close of regular trading on the New York Stock Exchange on a particular day;

    (2) Next, the Company adds the per share amount of any dividend or capital gains distribution made by the Eligible Fund since the close of regular trading on the New York Stock Exchange on the preceding trading day.

    (3) This total amount is then divided by the net asset value per share of the Eligible Fund as of the close of regular trading on the New York Stock Exchange on the preceding trading day.

    (4) Finally, the Company subtracts the daily charges for the Asset-Based Insurance Charge since the close of regular trading on the New York Stock Exchange on the preceding trading day. (See "Asset-Based Insurance Charges, Withdrawal Charges and Other Deductions" in the prospectus.)

                               ANNUITY PAYMENTS

  At annuitization, the Contract Value is applied toward the purchase of monthly variable annuity payments. The amount of these payments will be determined on the basis of (i) annuity purchase rates not lower than the rates set forth in the Life Income Tables contained in the Contract that reflect the age of the Payee at annuitization, (ii) the assumed interest rate selected,
(iii) the type of payment option selected, and (iv) the investment performance of the Eligible Fund(s) selected. If you own a Bonus Class Contract and choose to annuitize under a fixed payment option during the 9-year Withdrawal Charge period, your annuity payments will be based on a different set of current annuity purchase rates than our other Classes. Additionally, our guaranteed rates for variable annuity income payments will be different on Bonus Class Contracts than on other Classes. The effect of these different rates would lower your income payments.

  When a variable annuity payment option is selected, the Contract proceeds will be applied at annuity purchase rates, which vary depending on the particular option selected and the age of the Payee, to calculate the basic payment level purchased by the Contract Value. With respect to Contracts issued in New York or Oregon for use in situations not involving an employer-sponsored plan, annuity purchase rates used to calculate the basic payment level will also reflect the sex of the Payee when the annuity payment option involves a life contingency. Under such Contracts, a given Contract Value will produce a higher basic payment level for a male Payee than for a female Payee, reflecting the longer life expectancy of the female Payee. If the Contract Owner has selected an annuity payment option that guarantees that payments will be made for a certain number of years regardless of whether the Payee remains alive, the Contract Value will purchase lower monthly benefits than under a life contingent option.

  The amount of the basic payment level is determined by applying the applicable annuity purchase rate to the amount applied from each sub-account to provide the annuity. This basic payment level is converted into annuity units, the number of which remains constant. Each monthly annuity payment is in an amount equal to that number of annuity units multiplied by the applicable annuity unit value for that payment (described below). The applicable annuity unit value for each sub-account will change from day to day depending upon the investment performance of the sub-account, which in turn depends upon the investment performance of the Eligible Fund in which the sub-account invests.

  The selection of an assumed interest rate ("Assumed Interest Rate") will affect both the basic payment level and the amount by which subsequent payments increase or decrease. The basic payment level is calculated on the assumption that the Net Investment Factors applicable to the Contract will be equivalent on an annual basis to a net investment return at the Assumed Interest Rate. If this assumption is met following the date any payment is determined, then the amount of the next payment will be exactly equal to the amount of the preceding payment. If the actual Net Investment Factors are equivalent to a net investment return greater than the Assumed Interest Rate, the next payment will be larger than the preceding one; if the actual Net Investment Factors are equivalent to a net investment return smaller than the Assumed Interest Rate, then the next payment will be smaller than the preceding payment.

  Unless otherwise provided, the assumed interest rate will be at an annual effective rate of 3.5%. You may select as an alternative an assumed interest rate equal to an annual effective rate of 0% or, if allowed by applicable law or regulation, 5%. A higher assumed interest rate will produce a higher first payment, a more slowly rising series of subsequent payments when the actual net investment performance exceeds the assumed interest rate, and a more rapid drop in subsequent payments when the actual net investment performance is less than the assumed interest rate. A lower assumed interest rate will produce a lower first payment, a more rapidly rising series of subsequent payments when the actual net investment performance exceeds the assumed interest rate, and a less rapid drop in subsequent payments when the actual net investment performance is less than the assumed interest rate.

  The number of annuity units credited under a variable payment option is determined as follows:

    (1) The Contract proceeds are applied at the Company's annuity purchase rates for the selected Assumed Interest Rate to determine the basic payment level. (The amount of Contract Value or Death Proceeds applied will be reduced by any applicable Withdrawal Charge, Contract Administrative Fee, premium tax charge, and/or any outstanding loan plus accrued interest, as described in the prospectus.)

    (2) The number of annuity units is determined by dividing the amount of the basic payment level by the applicable annuity unit value(s) next determined following the date of application of proceeds.

  The dollar amount of the initial payment will be at the basic payment level. (If the initial payment is due more than 14 days after the proceeds are applied, the Company will add interest to that initial payment.) The dollar amount of each subsequent payment is determined by multiplying the number of annuity units by the applicable annuity unit value which is determined at least [ ] days before the payment is due.

  The value of an annuity unit for each sub-account depends on the Assumed Interest Rate and on the Net Investment Factors applicable at the time of valuation. The initial annuity unit values were set at $1.00 effective on or about the date on which shares of the corresponding Eligible Funds were first publicly available. The Net Investment Factor and, therefore, changes in the value of an annuity unit under a variable payment option, reflect the deduction of the Asset-Based Insurance Charge. (See "Net Investment Factor" above.)

  The annuity unit value for each sub-account is equal to the corresponding annuity unit value for the sub-account previously determined multiplied by the applicable Net Investment Factor for that sub-account for the New York Stock Exchange trading day then ended, and further multiplied by the assumed interest factor ("Assumed Interest Factor") for each day of the valuation period. The Assumed Interest Factor represents the daily equivalent of the Contract's annual Assumed Interest Rate. In the calculation of annuity unit values, the Assumed Interest Factor has the effect of reducing the Net Investment Factor by an amount equal to the daily equivalent of the Contract's Assumed Interest Rate. The result of this adjustment is that if the Net Investment Factor for a valuation period is greater (when expressed as an annual net investment return) than the Assumed Interest Rate, the annuity unit value will increase. If the Net Investment Factor for the period is less (when expressed as an annual net investment return) than the Assumed Interest Rate, the annuity unit value will decrease. At an Assumed Interest Rate of 3.5%, the
Assumed Interest Factor is     . Assumed Interest Factors for other Assumed
Interest Rates are computed on a consistent basis.

  Illustrations of annuity income payments under various hypothetical and historical rates appear in the tables below. The monthly equivalents of the
hypothetical annual net returns of   %,   %,   %,   % and   % shown in the
tables at pages II-20-22 are   %,   %,   %,   % and   %.

             HYPOTHETICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS

                  [TO BE REVISED BY POST-EFFECTIVE AMENDMENT]

  The following tables have been prepared to show how variable annuity income payments under the Contract change with investment performance over an extended period of time. The tables illustrate how monthly annuity income payments would vary over time if the return on assets in the selected
portfolios were a uniform gross annual rate of 0%,    %, 6%, 8% or 10%. The
values would be different from those shown if the returns averaged 0%,    %,
6%, 8% or 10%, but fluctuated over and under those averages throughout the years.

  The tables reflect the daily charge to the sub-accounts for assuming Asset-
Based Insurance Charges, which is equivalent to an annual charge of [    ]%.
The amounts shown in the tables also take into account the portfolios' management fees and operating expenses which are assumed to be at an annual
rate of [    ]% of the average daily net assets of the Eligible Funds. Actual fees and expenses of the portfolios associated with your Contract may be more
or less than [    ]%, will vary from year to year, and will depend on how you allocate your Contract Value. See the section in your current prospectus entitled "Expense Table" for more complete details. The monthly annuity income payments illustrated are on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "Federal Income Tax Status."

  The tables show both the gross rate and the net rate. The difference between
gross and net rates represents the    % for the Asset-Based Insurance Charges
and the assumed [    ]% for investment management and operating expenses.
Since these charges are deducted daily from assets, the difference between the
gross and net rate is not exactly    %.

  Three tables follow. The first table assumes that 100% of the Contract Value is allocated to a variable annuity income option. The second assumes that 50% of the Contract Value is placed under a fixed annuity income option, using the fixed crediting rate the Company offered on the fixed annuity income option at the date of the illustration with annuitization occurring within the first two years. The third assumes that 50% of the Contract Value is placed under a fixed annuity income option, using the fixed crediting rate the Company offered on the fixed annuity income option at the date of the illustration, with annuitization occurring after the second year. The illustrations assume that the final value of the accumulation account is $100,000 and is applied at age 65 to purchase a life annuity for a guaranteed period of 10 years certain and life thereafter.

  When part of the Contract Value has been allocated to the fixed annuity income option, the guaranteed minimum annuity income payment resulting from this allocation is also shown. The illustrated variable annuity income payments are determined through the use of standard mortality tables and an assumed interest rate of 3.5% per year. Thus, actual performance greater than 3.5% per year will result in increasing annuity income payments and actual performance less than 3.5% per year will result in decreasing annuity income payments. The Company offers alternative Assumed Interest Rates from which you may select. Fixed annuity income payments remain constant. Initial monthly annuity income payments under a fixed annuity income payout are generally higher than initial payments under a variable income payout option.

  These tables show the monthly income payments for several hypothetical constant assumed interest rates. Of course, actual investment performance will not be constant and may be volatile. Actual monthly income amounts would differ from those shown if the actual rate of return averaged the rate shown over a period of years, but also fluctuated above or below those averages for individual contract years. Upon request, and when you are considering an annuity income option, the Company will furnish a comparable illustration based on your individual circumstances.

                         ANNUITY PAY-OUT ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

VARIABLE MONTHLY ANNUITY INCOME PAYMENT ON THE DATE OF THE ILLUSTRATION: $

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                 WITH AN ASSUMED RATE OF RETURN OF:
                            -----------------------------------------------------
                      GROSS    0%           %        6%         8%        10%
PAYMENT  CALENDAR     ----- ---------  ---------  ---------  ---------  ---------
 YEAR      YEAR   AGE NET**      %       3.50%         %          %          %
-------  -------- --- ----- ---------  ---------  ---------  ---------  ---------
    1      2000    65       $           $         $          $          $
    2      2001    66
    3      2002    67
    4      2003    68
    5      2004    69
   10      2009    74
   15      2014    79
   20      2019    84

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
-------
 * Income payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of income payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return reflect the deduction of
   average fund expenses and the    % Asset-Based Insurance Charges from the
   Gross Rates of Return.

    ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING WITHIN TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER
BE LESS THAN:  $   . THE MONTHLY GUARANTEED PAYMENT OF $    IS BEING PROVIDED
BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                   WITH AN ASSUMED RATE OF RETURN OF:
                            -----------------------------------------------------
                      GROSS    0%            %       6%         8%        10%
PAYMENT  CALENDAR     ----- ---------  ---------- ---------  ---------  ---------
 YEAR      YEAR   AGE NET**      %       3.50%         %          %         %
-------  -------- --- ----- ---------  ---------- ---------  ---------  ---------
    1      2000    65       $           $         $          $          $
    2      2001    66
    3      2002    67
    4      2003    68
    5      2004    69
   10      2009    74
   15      2014    79
   20      2019    84

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
-------
 * Income payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of income payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund
   expenses and the    % Asset-Based Insurance Charges from the Gross Rate of
   Return.

AMERICAN GROWTH II

     ANNUITY PAY-OUT ILLUSTRATION, ANNUITIZATION OCCURRING AFTER TWO YEARS
                       (50% VARIABLE--50% FIXED PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT FOR AGE 65 BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED: $

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 50% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT: 3.5%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE, BUT WILL NEVER
BE LESS THAN:  $   . THE MONTHLY GUARANTEED PAYMENT OF $    IS BEING PROVIDED
BY THE $50,000 APPLIED UNDER THE FIXED ANNUITY OPTION.

                            AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN
                                  WITH AN ASSUMED RATE OF RETURN OF:
                            --------------------------------------------------
                      GROSS    0%           %       6%        8%       10%
PAYMENT  CALENDAR     ----- --------- -------------------- --------- ---------
 YEAR      YEAR   AGE NET**     %       3.50%        %         %         %
-------  -------- --- ----- --------- -------------------- --------- ---------
    1      2000    65       $          $         $         $         $
    2      2001    66
    3      2002    67
    4      2003    68
    5      2004    69
   10      2009    74
   15      2014    79
   20      2019    84

IT IS EMPHASIZED THAT THE ASSUMED RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE PERFORMANCE. ACTUAL PERFORMANCE RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED. THE AMOUNT OF THE INCOME PAYMENT WOULD BE DIFFERENT FROM THAT SHOWN IF THE ACTUAL PERFORMANCE AVERAGED THE ASSUMED RATES OF RETURN SHOWN ABOVE OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL CONTRACT YEARS. SINCE IT IS HIGHLY LIKELY THAT THE PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THIS HYPOTHETICAL PERFORMANCE CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.
-------
 * Income payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of income payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

** The illustrated Net Assumed Rates of Return apply only to the variable portion of the monthly payment and reflect the deduction of average fund
   expenses and the    % Asset-Based Insurance Charges from the Gross Rate of
   Return.

              HISTORICAL ILLUSTRATIONS OF ANNUITY INCOME PAYOUTS

  The following tables have been prepared to show how variable annuity income payments under the Contract change with investment performance over an extended period of time. In comparison with hypothetical illustrations based on a uniform annual rate of return, the table uses historical annual returns to illustrate that monthly annuity income payments vary over time based on fluctuations in annual returns.

  The tables reflect the daily charge to the sub-accounts for assuming mortality and expense risks, which is equivalent to an annual charge of [ ]% and the daily administrative charge which is equivalent to an annual charge of 0.10%. The amounts shown in the tables also take into account the actual portfolios' management fees and operating expenses. Actual fees and expenses of the portfolios associated with your Contract may be more or less than the historical fees, will vary from year to year, and will depend on how you allocate your Contract Value. See the section in your current prospectus entitled "Fee Table" for more complete details. The monthly annuity income payments illustrated are on a pre-tax basis. The federal income tax treatment of annuity income considerations is generally described in the section of your current prospectus entitled "Federal Income Tax Status."

  The following tables assume that 100% of the Contract Value is allocated to a variable annuity income option, that the final value of the accumulation account is $100,000 and is applied at age 65 to purchase a life annuity for a guaranteed period of 10 years certain and life thereafter. The table assumes that the Annuitant was age 65 in 1983, the year of inception for the Bond Income and Money Market portfolios, and that the Annuitant's age has increased by the time the other portfolios became available. The historical variable annuity income payments are based on an assumed interest rate of 3.5% per year. Thus, actual performance greater than 3.5% per year resulted in an increased annuity income payment and actual performance less than 3.5% per year resulted in a decreased annuity income payment. We offer alternative Assumed Interest Rates (AIR) from which you may select: 0% and 5%. An AIR of 0% will result in a lower initial payment than a 3.5% or 5% AIR. Similarly, an AIR of 5% will result in a higher initial payment than a 0% or 3.5% AIR. The illustrations are based on the current annuity purchase rates used by the Company. The rates may differ at the time you annuitize.

  The table illustrates the amount of the first monthly payment for each year shown. During each year, the monthly payments would vary to reflect fluctuations in the actual rate of return on the portfolios. Upon request, and when you are considering an annuity income option, we will furnish a comparable illustration based on your individual circumstances.

                    ANNUITY PAY-OUT HISTORICAL ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED
ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $     FOR AGE
72: $     FOR AGE 73: $     FOR AGE 75: $     FOR AGE 76: $     FOR AGE 79:
$     FOR AGE 80: $     AND FOR AGE 81: $

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $678.61 FOR AGE 72: $
FOR AGE 73: $     FOR AGE 75: $     FOR AGE 76: $     FOR AGE 79: $     FOR
AGE 80: $     AND FOR AGE 81: $

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH
                    100% OF THE CONTRACT VALUE INVESTED IN:

                                           SALOMON
                      BACK BAY BACK BAY   STRATEGIC    SALOMON            ALGER   DAVIS
PAYMENT  CALENDAR      MONEY     BOND       BOND         U.S.             EQUITY VENTURE
 YEAR      YEAR   AGE  MARKET   INCOME  OPPORTUNITIES GOVERNMENT BALANCED GROWTH  VALUE
-------  -------- --- -------- -------- ------------- ---------- -------- ------ -------
    1      1983    65   $        $
    2      1984    66
    3      1985    67
    4      1986    68
    5      1987    69
    6      1988    70
    7      1989    71
    8      1990    72
    9      1991    73
   10      1992    74
   11      1993    75
   12      1994    76                        $           $         $       $       $
   13      1995    77
   14      1996    78
   15      1997    79
   16      1998    80
   17      1999    81
   18      2000    82

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED
INSURANCE CHARGE (   %), MANAGEMENT FEES AND OTHER EXPENSES (These may vary
from year to year. The following expenses are for the year ended December 31, 1999, after giving effect to current expense caps or deferrals: 1.00% Loomis Sayles Small Cap, 1.30% Morgan Stanley International Magnum, .80% Alger Equity Growth, .88% Harris Oakmark Mid Cap Value, .81% Davis Venture Value, .74% Westpeak Growth and Income, .77% Balanced, .81% Salomon Strategic Bond Opportunities, .48% Back Bay Bond Income, .70% Salomon US Government, .40% Back Bay Money Market, .90% MFS Investors and MFS Research Managers, 1.12% Putnam International Stock, .96% Janus Mid Cap, .65% Lehman Brothers Aggregate Bond Index, .54% MetLife Stock Index, .95% Morgan Stanley EAFE Index, and .80% Russell 2000 Index.)
-------
 * Income payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of income payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.

                    ANNUITY PAY-OUT HISTORICAL ILLUSTRATION
                            (100% VARIABLE PAYOUT)

ANNUITANT:                John Doe   GROSS AMOUNT OF CONTRACT VALUE:     $100,000
SEX:                      Unisex     DATE OF ILLUSTRATION:                 1/1/00
ANNUITY OPTION SELECTED:  Life Income with 10 Years Certain*
FREQUENCY OF INCOME PAY-  Monthly
 MENTS:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED
ANNUITY OPTION SELECTED WITHIN THE FIRST TWO YEARS: FOR AGE 65: $     FOR AGE
72: $     FOR AGE 73: $     FOR AGE 75: $     FOR AGE 76: $     FOR AGE 79:
$     FOR AGE 80: $     AND FOR AGE 81:

FIXED MONTHLY ANNUITY INCOME PAYMENT BASED ON CURRENT RATES, IF 100% FIXED
ANNUITY OPTION SELECTED AFTER TWO YEARS: FOR AGE 65: $     FOR AGE 72: $
FOR AGE 73: $     FOR AGE 75: $     FOR AGE 76: $     FOR AGE 79: $     FOR
AGE 80: $     AND FOR AGE 81: $

ILLUSTRATIVE AMOUNTS BELOW ASSUME THAT 100% OF THE CONTRACT VALUE IS ALLOCATED TO VARIABLE PAYOUT.

ASSUMED INTEREST RATE AT WHICH MONTHLY VARIABLE PAYMENTS REMAIN CONSTANT:
3.50%

MONTHLY INCOME PAYMENTS WILL VARY WITH INVESTMENT PERFORMANCE. NO MINIMUM DOLLAR AMOUNT IS GUARANTEED.

              AMOUNT OF FIRST MONTHLY PAYMENT IN YEAR SHOWN WITH
                    100% OF THE CONTRACT VALUE INVESTED IN:

                   HARRIS                                                     LEHMAN
                   OAKMARK LOOMIS                    WESTPEAK  PUTNAM        BROTHERS          MORGAN
PAY-                 MID   SAYLES             MFS     GROWTH  INTERNA- JANUS AGGREGATE METLIFE STANLEY RUSSELL
MENT  CALENDAR       CAP   SMALL     MFS    RESEARCH   AND     TIONAL   MID    BOND     STOCK   EAFE    2000
YEAR    YEAR   AGE  VALUE   CAP   INVESTORS MANAGERS  INCOME  STOCK**   CAP    INDEX    INDEX   INDEX   INDEX
----  -------- --- ------- ------ --------- -------- -------- -------- ----- --------- ------- ------- -------
  1     1983    65
  2     1984    66
  3     1985    67
  4     1986    68
  5     1987    69
  6     1988    70
  7     1989    71
  8     1990    72                                                                       $
  9     1991    73                                              $
 10     1992    74
 11     1993    75   $                                 $
 12     1994    76          $
 13     1995    77
 14     1996    78
 15     1997    79                                                      $
 16     1998    80                                                               $               $       $
 17     1999    81                   $        $
 18     2000    82

INVESTMENT PERFORMANCE RESULTS CONTAINED IN THIS REPORT REPRESENT PAST PERFORMANCE AND ARE NOT INDICATIVE OF FUTURE RETURNS. THE PERFORMANCE RESULTS OF A CONTRACT MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE CONTRACT OWNER AND THE VARIOUS RATES OF RETURN OF THE PORTFOLIOS SELECTED, SINCE IT IS HIGHLY LIKELY THAT PERFORMANCE WILL FLUCTUATE FROM MONTH TO MONTH, MONTHLY INCOME (BASED ON THE VARIABLE ACCOUNT) WILL ALSO FLUCTUATE. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE FUNDS THAT THESE HISTORICAL RETURNS CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

THE PAYMENTS IN THIS ILLUSTRATION ARE NET OF ALL CHARGES: ASSET-BASED
INSURANCE CHARGE (   %), MANAGEMENT FEES AND OTHER EXPENSES (These may vary
from year to year. The following expenses are for the year ended December 31, 1999, after giving effect to expense caps or deferrals: 1.00% Loomis Sayles Small Cap, 1.30% Morgan Stanley International Magnum, .80% Alger Equity Growth, .88% Harris Oakmark Mid Cap Value, .81% Davis Venture Value, .74% Westpeak Growth and Income, .77% Balanced, .81% Salomon Strategic Bond Opportunities, .48% Back Bay Bond Income, .70% Salomon US Government, .40% Back Bay Money Market, .90% MFS Investors and MFS Research Managers, 1.12% Putnam International Stock, .96% Janus Mid Cap, .65% Lehman Brothers Aggregate Bond Index, .54% MetLife Stock Index, .95% Morgan Stanley EAFE Index, and .80% Russell 2000 Index.)
-------
 * Income payments are made during the Annuitant's lifetime. If the Annuitant dies before payments have been made for the 10 Year Certain Period, payments will be continued for the balance of the Certain Period. The cumulative amount of income payments received under the annuity depends on how long the Annuitant lives after the Certain Period. An annuity pools the mortality experience of Annuitants. Annuitants who die earlier, in effect, subsidize the payments for those who live longer.
** On December 1, 2000, the Putnam International Stock Portfolio was substituted for the Morgan Stanley International Magnum Equity Series, which is no longer available for investment under the Contract.

                               THE FIXED ACCOUNT

  Unless you request otherwise, a partial withdrawal will reduce the Contract Value in the sub-accounts of the Variable Account and the Fixed Account proportionately. The annual Contract Administrative Fee will be deducted entirely from the Contract Value in the Variable Account, and not from the Contract Value in the Fixed Account or the Company's general account as the result of a loan. Except as described below, amounts in the Fixed Account are subject to the same rights and limitations as are amounts in the Variable Account with respect to transfers, withdrawals and partial withdrawals. The following special rules apply to transfers involving the Fixed Account.

  The amount of Contract Value which you may transfer from the Fixed Account is limited to the greater of: 25% of the Contract Value in the Fixed Account on the most recent Contract Anniversary, and the amount of Contract Value that was transferred from the Fixed Account in the previous Contract Year (amounts transferred under a DCA program are not included), except with our consent. However these limits do not apply to new deposits to the Fixed Account for which you elected a dollar cost averaging program within 30 days from the date of the deposit. In such case, the amount of Contract Value which you may transfer from the Fixed Account will be the greatest of: a) 25% of the Contract Value in the Fixed Account on the most recent Contract Anniversary;
b) the amount of Contract Value that you transferred from the Fixed Account in the previous Contract Year; or c) the amount of Contract Value in the Fixed Account to be transferred out of the Fixed Account under dollar cost averaging elected on new deposits within 30 days from the date of deposit. We allow one dollar cost averaging program to be active at a time. Therefore, if you transfer pre-existing assets (corresponding to Contract Value for which the dollar cost averaging program was not elected within 30 days from the date of each deposit) out of the Fixed Account under the dollar cost averaging program and would like to transfer up to 100% of new deposits under the program, then the dollar cost averaging program on the pre-existing assets will be canceled and a new program will begin with respect to new deposits. In this case, the pre-existing assets may still be transferred out of the Fixed Account, however, not under a dollar cost averaging program, subject to the limitations on transfers generally out of the Fixed Account. (Also, after you make the transfer, the Contract Value may not be allocated among more than twenty of the sub-accounts and/or the Fixed Account.) We intend to restrict purchase payments and transfers of Contract Value into the Fixed Account: (1) if the interest rate which we would credit to the deposit would be equivalent to an annual effective rate of 3%; or (2) if the total Contract Value in the Fixed Account exceeds a maximum amount published by us (currently $500,000). (For Contracts issued in Maryland, we reserve the right to restrict such purchase payments and transfers if the total Contract Value in the Fixed Account equals or exceeds $500,000.) In addition, we intend to restrict transfers of Contract Value into the Fixed Account, and reserve the right to restrict purchase payments and loan prepayments into the Fixed Account, for 180 days following a transfer or loan out of the Fixed Account.

  If any portion of a Contract loan was attributable to Contract Value in the Fixed Account, then you must allocate an equal portion of each loan repayment to the Fixed Account. (For example, if 50% of the loan was attributable to your Fixed Account Contract Value, then you must allocate 50% of each loan repayment to the Fixed Account.) Similarly, unless you request otherwise, we will allocate the balance of the loan repayment to the sub-accounts in the same proportions in which the loan was attributable to the sub-accounts. See "Loan Provision for Certain Tax Benefited Retirement Plans." The rate of interest for each loan repayment applied to the Fixed Account will be the lesser of: (1) the rate the borrowed money was receiving at the time the loan was made from the Fixed Account; and (2) the interest rate set by us in advance for that date. If the loan is being prepaid, however, and prepayments into the Fixed Account are restricted as described above, the portion of the loan prepayment that would have been allocated to the Fixed Account will be allocated to the Zenith Back Bay Advisors Money Market Sub-account instead.

  We reserve the right to delay transfers, withdrawals, partial withdrawals and Contract loans from the Fixed Account for up to six months.

                                    EXPERTS

  The financial statements of New England Variable Annuity Separate Account of New England Life Insurance Company ("NELICO") and the consolidated financial statements of NELICO and subsidiaries included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

  Legal matters in connection with the Contracts described in this registration statement have been passed on by Anne Goggin, General Counsel of the Company. Sutherland Asbill & Brennan LLP, Washington, D.C., has provided advice on certain matters relating to the Federal securities laws.

  The SEC requires the Eligible Funds' Board of Trustees (or Directors) to monitor events to identify conflicts that may arise from the sale of shares to variable life and variable annuity separate accounts of affiliated and, if applicable, unaffiliated insurance companies. Conflicts could arise as a result of changes in state insurance law or Federal income tax law, changes in investment management of any portfolio of the Eligible Funds, or differences between voting instructions given by variable life and variable annuity contract owners, for example. If there is a material conflict, the Boards of Trustees (or Directors) will have an obligation to determine what action should be taken, including the removal of the affected sub-account(s) from the Eligible Fund(s), if necessary. If the Company believes any Eligible Fund action is insufficient, the Company will consider taking other action to protect Contract Owners. There could, however, be unavoidable delays or interruptions of operations of the Variable Account that the Company may be unable to remedy.

                                  APPENDIX A

                    ADVERTISING AND PROMOTIONAL LITERATURE

  Advertising and promotional literature prepared by NEF for products it issues or administers may include references to NEIM or its affiliates, such as State Street Research & Management Company. Prior to October 30, 2000 Nvest Companies (which includes affiliates such as Back Bay Advisors, Loomis Sayles, CGM, Westpeak and Harris Associates L.P.) was affiliated with NEIM. However, on October 30, 2000, MetLife sold its majority limited partnership interest in Nvest Companies to CDC Asset Management.

  NEF's advertising and promotional literature may include references to other NEF affiliates. References may also be made to NEF's parent company, MetLife and the services it provides to the Metropolitan Series Fund, Inc.

  References to subadvisers unaffiliated with NEIM or NEF that perform subadvisory functions on behalf of New England Zenith Fund ("Zenith Fund") or the Metropolitan Series Fund, Inc. ("Metropolitan Fund") and their respective fund groups may be contained in NEF's advertising and promotional literature including, but not limited to, Alger Management, Davis Selected, SBAM, GSAM, MSAM and Putnam Investment Management Inc.

  NEF's advertising and promotional material may include, but is not limited to, discussions of the following information about both affiliated and unaffiliated entities:

  . Specific and general assessments and forecasts regarding the U.S.
    economy, world economies, the economics of specific nations and their impact on the Series

  . Specific and general investment emphasis, specialties, fields of expertise, competencies, operations and functions

  . Specific and general investment philosophies, strategies, processes, techniques and types of analysis

  . Specific and general sources of information, economic models, forecasts and data services utilized, consulted or considered in the course of providing advisory or other services

  . The corporate histories, founding dates and names of founders of the entities

  . Awards, honors and recognition given to the firms

  . The names of those with ownership interest and the percentage of ownership

  . The industries and sectors from which clients are drawn and specific client names and background information on current individual, corporate and institutional clients, including pension and profit sharing plans

  . Current capitalization, levels of profitability and other financial and statistical information

  . Identification of portfolio managers, researchers, economists, principals and other staff members and employees

  . The specific credentials of the above individuals, including, but not limited to, previous employment, current and past positions, titles and duties performed, industry experience, educational background and degrees, awards and honors

  . Current and historical statistics about:

   - total dollar amount of assets managed
   - NEIM assets managed in total and/or by Series
   - Asset managed by CGM in total and/or by Series
   - the growth of assets
   - asset types managed
   - numbers of principal parties and employees, and the length of their tenure, including officers, portfolio managers, researchers, economists, technicians and support staff
   - the above individuals' total and average number of years of industry experience and the total and average length of their service to the adviser or the subadviser

  . The general and specific strategies applied by the advisers in the management of the Zenith Fund's and Metropolitan Fund's portfolios including, but not limited to:

   - the pursuit of growth, value, income oriented, risk management or other strategies
   - the manner and degree to which the strategy is pursued
   - whether the strategy is conservative, moderate or extreme and an explanation of other features, attributes
   - the types and characteristics of investments sought and specific portfolio holdings
   - the actual or potential impact and result from strategy implementation
   - through its own areas of expertise and operations, the value added by subadvisers to the management process
   - the disciplines it employs, e.g., in the case of Loomis Sayles, the strict buy/sell guidelines and focus on sound value it employs, and goals and benchmarks that it establishes in management, e.g., CGM pursues growth 50% above the S&P 500
   - the systems utilized in management, the features and characteristics of those systems and the intended results from such computer analysis, e.g., Westpeak's efforts to identify overvalued and undervalued issues.

  . Specific and general references to portfolio managers and funds that they serve as portfolio manager of, other than Series/Portfolios of the Zenith Fund and Metropolitan Fund, and those families of funds, other than the Zenith Fund or Metropolitan Fund. Any such references will indicate that the Zenith Fund and Metropolitan Fund and the other funds of the managers differ as to performance, objectives, investment restrictions and limitations, portfolio composition, asset size and other characteristics, including fees and expenses. References may also be made to industry rankings and ratings of Series and other funds managed by the Series' adviser and subadvisers, including, but not limited to, those provided by Morningstar, Lipper Analytical Services, Forbes and Worth.

  In addition, communications and materials developed by NEF or its affiliates may make reference to the following information about Nvest Companies and its affiliates:

  Nvest Companies is one of the largest publicly traded managers in the U.S. listed on the New York Stock Exchange. Nvest Companies maintains over $100 billion in assets under management. In addition, promotional materials may include:

  New England Securities Corporation an indirect subsidiary of NEF, may be referenced in Fund advertising and promotional literature concerning the marketing services it provides.

  Additional information contained in advertising and promotional literature may include: rankings and ratings of the Series including, but not limited to, those of Morningstar and Lipper Analytical Services; statistics about the advisers', fund groups' or a specific fund's assets under management; the histories of the advisers and biographical references to portfolio managers and other staff including, but not limited to, background, credentials, honors, awards and recognition received by the advisers and their personnel; and commentary about the advisers, their funds and their personnel from third-party sources including newspapers, magazines, periodicals, radio, television or other electronic media.

  References to the Series may be included in NEF's advertising and promotional literature about its 401(k) and retirement plans. The information may include, but is not limited to:

  . Specific and general references to industry statistics regarding 401(k) and retirement plans including historical information and industry trends and forecasts regarding the growth of assets, numbers of plans, funding vehicles, participants, sponsors and other demographic data relating to plans, participants and sponsors, third party and other administrators, benefits consultants and firms including, but not limited to, DC Xchange, William Mercer and other organizations involved in 401(k) and retirement programs with whom NEF may or may not have a relationship.

  . Specific and general reference to comparative ratings, rankings and other forms of evaluation as well as statistics regarding the NEF as a 401(k) or retirement plan funding vehicle produced by, including, but not limited to, Access Research, Dalbar, Investment Company Institute and other industry authorities, research organizations and publications.

  . Specific and general discussion of economic, legislative, and other environmental factors affecting 401(k) and retirement plans, including, but not limited to, statistics, detailed explanations or broad summaries of:

   - past, present and prospective tax regulation, Internal Revenue Service requirements and rules, including, but not limited to, reporting standards, minimum distribution notices, Form 5500, Form 1099R and other relevant forms and documents, Department of Labor rules and standards and other regulation. This includes past, current and future initiatives, interpretive releases and positions of regulatory authorities about the past, current or future eligibility, availability, operations, administration, structure, features, provisions or benefits of 401(k) and retirement plans
   - information about the history, status and future trends of Social Security and similar government benefit programs including, but not limited to, eligibility and participation, availability, operations and administration, structure and design, features, provisions, benefits and costs
   - current and prospective ERISA regulation and requirements.

  . Specific and general discussion of the benefits of 401(k) investment and retirement plans, and, in particular, the NEF 401(k) and retirement plans, to the participant and plan sponsor, including explanations, statistics and other data, about:

   - increased employee retention
   - reinforcement or creation of morale
   - deductibility of contributions for participants
   - deductibility of expenses for employers
   - tax deferred growth, including illustrations and charts
   - loan features and exchanges among accounts
   - educational services materials and efforts, including, but not limited to, videos, slides, presentation materials, brochures, an investment calculator, payroll stuffers, quarterly publications, releases and information on a periodic basis and the availability of wholesalers and other personnel.

  . Specific and general reference to the benefits of investing in mutual funds for 401(k) and retirement plans, and, in particular, the Fund and investing in NEF's 401(k) and retirement plans, including, but not limited to:

   - the significant economies of scale experienced by mutual fund companies in the 401(k) and retirement benefits arena
   - broad choice of investment options and competitive fees
   - plan sponsor and participant statements and notices
   - the plan prototype, summary descriptions and board resolutions
   - plan design and customized proposals
   - trusteeship, record keeping and administration
   - the services of State Street Bank, including, but not limited to, trustee services and tax reporting
   - the services of DST and BFDS, including, but not limited to, mutual fund processing support, participant 800 numbers and participant 401(k) statements
   - the services of Trust Consultants Inc., including, but not limited to, sales support, plan record keeping, document service support, plan sponsor support, compliance testing and Form 5500 preparation.

  . Specific and general reference to the role of the investment dealer and the benefits and features of working with a financial professional including:

   - access to expertise on investments
   - assistance in interpreting past, present and future market trends and economic events
   - providing information to clients including participants during enrollment and on an ongoing basis after participation
   - promoting and understanding the benefits of investing, including mutual fund diversification and professional management.

PART C.             OTHER INFORMATION

ITEM 24.            Financial Statements and Exhibits

(a)  Financial Statements

     The following financial statements of the Registrant are included in Part B of this Registration Statement:

     Statement of Assets and Liabilities as of December 31, 2000 (to be filed by amendment).

     Statement of Operations for the year ended December 31, 2000 (to be filed by amendment).

     Statement of Changes in Net Assets for the years ended December 31, 2000 and 1999 (to be filed by amendment).

     Notes to Financial Statements.

     The following financial statements of the Depositor are included in Part B of this Registration Statement:

     Consolidated Balance Sheets as of December 31, 2000 and 1999 (to be filed by amendment).

     Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2000, 1999 and 1998 (to be filed by amendment).

     Consolidated Statements of Equity for the years ended December 31, 2000, 1999 and 1998 (to be filed by amendment).

     Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998 (to be filed by amendment).

     Notes to Consolidated Financial Statements.

(b)  Exhibits

(1) Resolutions of Board of Directors of the Depositor authorizing the Registrant are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

(2)  None.

(3) (i) Form of Distribution Agreement is incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4
(No. 33-85442) filed on May 1, 1998.

     (ii) Form of Selling Agreement with other broker-dealers is incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (iii) Additional Form of Selling Agreement with broker-dealers is incorporated herein by reference to Registration Statement on Form N-4 (No. 33-64879) filed on December 11, 1995.

     (iv) Additional Forms of Selling Agreement are incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 30, 1997.

     (v) Form of Participation Agreement among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and New England Life Insurance Company is incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A (File No. 2-80751) filed April 6, 2000.

(4)  (i) Variable Annuity Contract

     (ii) Forms of Endorsements

(5)  (i) Application.

(6) (i) Copy of charter (Amended and restated Articles of Organization) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 30, 1997.

     (ii) Amended and restated By-Laws of Depositor are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (iii) Amendments to Amended and restated Articles of Organization are incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 28, 1999.

(7)  None

(8)  None

(9)  Opinion and consent of Anne M. Goggin, Esq. (to be filed by amendment)

(10) (i) Consent of Deloitte & Touche, LLP (to be filed by amendment)

     (ii) Consent of Sutherland Asbill & Brennan LLP (to be filed by amendment)

(11) None

(12) None

(13) Schedules of computations for performance quotations (to be filed by amendment).

(14) (i) Powers of Attorney.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

Name and Principal                                   Positions and Offices
Business Address                                     with Depositor

James M. Benson*                                     Chairman, President and
                                                     Chief Executive Officer

Susan C. Crampton                                    Director
6 Tarbox Road
Jericho, VT 05465

Edward A. Fox                                        Director
RR Box 67-15
Harborside, ME 04642

George J. Goodman                                    Director
Adam Smith's Global Television
50th Floor, Craig Drill Capital
General Motors Building
767 Fifth Street
New York, NY 10153

Dr. Evelyn E. Handler                                Director
Ten Sterling Place
Bow, NH 03304-5216

Philip K. Howard, Esq.                               Director
Covington & Burling
1330 Avenue of the Americas
New York, NY 10019

Bernard A. Leventhal                      Director
Burlington Industries
1345 Avenue of the Americas
17th Floor
New York, NY  10105

Thomas J. May                             Director
NSTAR
800 Boylston Street
Boston, MA 02199

Stewart G. Nagler                         Director
Metropolitan Life Insurance
Company
One Madison Avenue
New York, NY 10010

Catherine A. Rein                         Director
Metropolitan Property and Casualty
Insurance Company
700 Quaker Lane
Warwick, RI  02887

Rand N. Stowell                           Director
P. O. Box 60
Weld, ME  04285

Lisa M. Weber                             Director
Metropolitan Life Insurance
Company
One Madison Avenue
New York, NY 10010

James M. Benson*                          Chairman, President and
                                          Chief Executive Officer

David W. Allen*                           Senior Vice President

Pauline V. Belisle*                       Senior Vice President

Mary Ann Brown*                           President,  New England  Products and
                                          Services (a business unit of NELICO)

Anthony T. Candito*                       President,  NEF Information Services
                                          and Chief Information Officer

Thom A. Faria*                            President, Career Agency System
                                          (a business unit of NELICO)

Anne M. Goggin*                           Senior Vice President and
                                          General Counsel

Daniel D. Jordan*                         Second Vice President, Counsel,
                                          Secretary and Clerk

Alan C. Leland, Jr.*                      Senior Vice President

George J. Maloof*                         Senior Vice President

Kenneth D. Martinelli*                    Senior Vice President

Thomas W. McConnell*                      Senior Vice President

Hugh C. McHaffie*                         Senior Vice President

Stephen J. McLaughlin*                    Senior Vice President

Thomas W. Moore*                          Senior Vice President

David Y. Rogers*                          Executive Vice President, Chief
                                          Financial Officer and Chief
                                          Accounting Officer

John G. Small, Jr.*                       President, New England Services
                                          (a business unit of NELICO)

*The principal business address for each of the directors and officers is the same as NELICO's except where indicated otherwise.

ITEM 26 PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE INSURANCE COMPANY OR REGISTRANT

The following list provides information regarding the entities under common control with the Depositor. The Depositor is a wholly-owned , indirect subsidiary of Metropolitan Life Insurance Company, which is organized under the laws of New York. The Depositor is organized under the laws of Massachusetts. No person is controlled by the Registrant.

              ORGANIZATIONAL STRUCTURE OF METLIFE AND SUBSIDIARIES
                            AS OF SEPTEMBER 30, 2000

Metropolitan Life Insurance Company ("Metropolitan") is a wholly-owned subsidiary of MetLife, Inc, a publicly-traded company. The following is a list of subsidiaries of Metropolitan updated as of September 30, 2000. Metropolitan sold its interests in Nvest Corporation and all of Nvest Corporation affiliates on October 30, 2000. Nvest Corporation and its affiliates and the note following the list that refers to Nvest Corporation and its affiliates are marked with an asterisk (*). Those entities which are listed at the left margin (labelled with capital letters) are direct subsidiaries of Metropolitan. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of such indented entity and, therefore, an indirect subsidiary of Metropolitan. Certain inactive subsidiaries have been omitted from the Metropolitan Organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by the irrespective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.   Metropolitan Tower Corp. (DE)

     1.   Metropolitan Property and Casualty Insurance Company (RI)

          a.   Metropolitan Group Property and Casualty Insurance Company (RI)

               i.   Metropolitan Reinsurance Company (U.K.) Limited (Great
                    Britain)

          b.   Metropolitan Casualty Insurance Company (RI)

          c.   Metropolitan General Insurance Company (RI)

          d.   Metropolitan Direct Property and Casualty Insurance Company (GA)

          e.   MetLife Auto & Home Insurance Agency, Inc. (RI)

          f.   Metropolitan Lloyds, Inc. (TX)

          g.   Met P&C Managing General Agency, Inc. (TX)

          h.   Economy Fire & Casualty Company (RI)

               i.   Economy Preferred Insurance Company (RI)

               ii.  Economy Premier Assurance Company (RI)

     2.   Metropolitan Insurance and Annuity Company (DE)

          a.   MetLife Europe I, Inc. (DE)

          b.   MetLife Europe II, Inc. (DE)

          c.   MetLife Europe III, Inc. (DE)

          d.   MetLife Europe IV, Inc. (DE)

          e.   MetLife Europe V, Inc. (DE)

     3.   MetLife General Insurance Agency, Inc. (DE)

          a.   MetLife General Insurance Agency of Alabama, Inc. (AL)

          b.   MetLife General Insurance Agency of Kentucky, Inc. (KY)

          c.   MetLife General Insurance Agency of Mississippi, Inc. (MS)

          d.   MetLife General Insurance Agency of Texas, Inc. (TX)

          e.   MetLife General Insurance Agency of North Carolina, Inc. (NC)

          f.   MetLife General Insurance Agency of Massachusetts, Inc. (MA)

     4.   Metropolitan Asset Management Corporation (DE)

          a. MetLife Capital, Limited Partnership (DE). Partnership interests in MetLife Capital, Limited Partnership are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

          b. MetLife Capital Credit L.P. (Delaware). Partnership interests in MetLife Capital Credit L.P. are Limited Partnership held by Metropolitan (90%) and General Partnership by Metropolitan Asset Management Corporation (10%).

               1.   MetLife Capital CFLI Holdings, LLC (DE)

                    a.   MetLife Capital CFLI Leasing, LLC (DE)

          c. MetLife Financial Acceptance Corporation (DE). Metropolitan Asset Management Co. Inc. holds 100% of the voting preferred stock of MetLife Financial Acceptance Corporation. Metropolitan Property and Casualty Insurance Company holds 100% of the non voting common stock of MetLife Financial Acceptance Corporation.

          d. MetLife Investments Limited (United Kingdom). 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

          e. MetLife Investments Asia Limited (Hong Kong). One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

          f. MetLife Investments, S.A. (Argentina) 23rd Street Investment, Inc. holds one share of MetLife Investments, S.A.

     5.   SSRM Holdings, Inc. (DE)

          a. State Street Research & Management Company (DE) is the sub-investment manager for the State Street Research Aggressive Growth Portfolio, State Street Research Diversified Portfolio, State Street Research Growth Portfolio, State Street Research Income Portfolio and State Street Research Aurora Small Cap Value Portfolio of Metropolitan Series Fund, Inc.

               i.   State Street Research Investment Services, Inc. (MA)

          b.   SSR Realty Advisors, Inc. (DE)

               i.   Metric Management Inc. (DE)

               ii.  Metric Property Management, Inc. (DE)

                    1. Metric Realty (DE). SSR Realty Advisors, Inc. and Metric Property Management, Inc. each hold 50% of the common stock of Metric Realty.

                    2. Metric Colorado, Inc. (CO). Metric Property Management, Inc. holds 80% of the common stock of Metric Colorado, Inc.

               iii. Metric Capital Corporation (CA)

               iv.  Metric Assignor, Inc. (CA)

               v.   SSR AV, Inc. (DE)

     6.   MetLife Holdings, Inc. (DE)

          a.   MetLife Funding, Inc. (DE)

          b.   MetLife Credit Corp. (DE)

     7.   Metropolitan Tower Realty Company, Inc. (DE)

     8.   Security First Group, Inc. (DE)

          a.   Security First Life Insurance Company (DE)

          b.   Security First Insurance Agency, Inc. (MA)

          c.   Security First Insurance Agency, Inc. (NV)

          d.   Security First Group of Ohio, Inc. (OH)

          e.   Security First Financial, Inc. (DE)

          f.   Security First Investment Management Corporation (DE)

          g.   Security First Financial Agency, Inc. (TX)

     9.   Natiloportem Holdings, Inc. (DE)

          a. Services Administrativos Gen, S.A. de C.V. One Share of Servicos Administrativos Gen. S.A. de C.V. is held by a nominee of Natiloportem Holdings, Inc.

     10.  Metlife CC Holding Company (DE)

          a. Conning Corporation (MO) 60.4% of the voting shares of Conning Corporation are held by MetLife CC Holding Company and 39.6% are held by Gen Am Holding Company.

               i.   Conning, Inc. (DE)

                    (1.) Conning & Company (CT)

                    (a)  Conning Asset Management Company (MO)

                    (b) American Horizon Holdings Inc. (DE) 28.6% of the shares of American Horizon Holdings Inc. are held by Metropolitan Property and Casualty Insurance Company.

                         (i)  American Horizon Services, Inc. (DE)

                         (ii) American Horizon Property & Casualty Insurance
                              Company. (IL)

                              (1.) Texas American Horizon Insurance Services
                                   Agency, Inc. (TX)

                         (iii) American Horizon Insurance Company (AZ)

                              (1.) American Horizon General Agency, Inc. (FL)

     B.   Metropolitan Tower Life Insurance Company (DE)

     C.   MetLife Security Insurance Company of Louisiana (LA)

     D.   MetLife Texas Holdings, Inc. (DE)

          1.   Texas Life Insurance Company (TX)

               a.   Texas Life Agency Services, Inc. (TX)

               b.   Texas Life Agency Services of Kansas, Inc. (KS)

     E.   MetLife Securities, Inc. (DE)

     F.   23rd Street Investments, Inc. (DE)

          1. Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR.

          2. Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance

               Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

               a.   Coating Technologies International, Inc (DE).

          3. Mezzanine Investment Limited Partnership-8. (DE) 23rd Street Investments, Inc. is a 1% partner of Mezzanine Investment Limited Partnership-8. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-8.

     G. Santander Met, S.A. (Spain). Shares of Santander Met, S.A. are held by Metropolitan (50%) and by an entity (50%) unaffiliated with Metropolitan.

          1.   Seguros Genesis, S.A. (Spain)

          2. Genesis Seguros Generales, Sociedad Anomina de Seguros y Reaseguros (Spain)

     H.   MetLife Saengmyoung Insurance Company Ltd. (Korea).

     I.   Metropolitan Life Seguros de Vida S.A. (Argentina)

     J.   Metropolitan Life Seguros de Retiro S.A. (Argentina).

     K.   MetLife Holdings Luxembourg S.A. (Luxembourg)

     L.   Metropolitan Life Holdings, Netherlands BV (Netherlands)

     M.   MetLife International Holdings, Inc. (DE)

          1.   MetLife Insurance Company of the Philippines, Inc. (Philippines).

     N.   Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)

     O.   Metropolitan Marine Way Investments Limited (Canada)

     P. P.T. MetLife Sejahtera (Indonesia) Shares of P.T. MetLife Sejahtera are held by Metropolitan (94.3%) and by an entity (5.7%) unaffiliated with Metropolitan.

     Q. Seguros Genesis S.A. (Mexico) Metropolitan holds 85.49%, Metropolitan Tower Corp. holds 7.31% and Metropolitan Asset Management Corporation holds 7.20%.

     R.   Metropolitan Life Seguros de Vida S.A. (Uruguay).

     S.   Metropolitan Life Seguros E Previdencia Privada S.A. (Brazil)

     T.   MetLife (India) Private Ltd.

     U.   Hyatt Legal Plans, Inc. (DE)

          1.   Hyatt Legal Plans of Florida, Inc. (FL)

     V. One Madison Merchandising L.L.C. (CT) Ownership of membership interests in One Madison Merchandising L.L.C. is as follows:
          Metropolitan Life Insurance Company owns 99% and Metropolitan Tower Corp. owns 1%.

     W.   Metropolitan Realty Management, Inc. (DE)

          1.   Edison Supply and Distribution, Inc. (DE)

          2.   Cross & Brown Company (NY)

               a.   CBNJ, Inc. (NJ)

     X.   MetPark Funding, Inc. (DE)

     Y.   Transmountain Land & Livestock Company (MT)

     Z.   MetLife Trust Company, National Association. (United States)

     A.A. Benefit Services Corporation (GA)

     A.B. G.A. Holding Corporation (MA)

     A.C. CRH., Co, Inc. (MA)

     A.D. 334 Madison Euro Investments, Inc.

          1. Park Twenty Three Investments Company* 1% Voting Control of Park Twenty Three Investment Company is held by St. James Fleet Investments Two Limited

               a. Convent Station Euro Investments Four Company. 1% voting control of Convert Station Euro Investments Four Company (United Kingdom) is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company.

     A.E. L/C Development Corporation (CA)

     A.F. One Madison Investments (Cayco) Limited (Cayman Islands). 1% Voting
          Control of One Madison Investment (Cayco) Limited is held by Convent Station Euro Investments Four Company.

     A.G. New England Portfolio Advisors, Inc. (MA)

     A.H. CRB Co., Inc. (MA). (*AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares of CRB Co., Inc. AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB Co., Inc.)

     A.I. Grand Cathay Securities Investment Trust Co. Ltd. (Hong Kong)
          Metropolitan Life Insurance Company owns 20% of Grand Cathay Securities Investment Trust Co. Ltd. (*Nvest Companies L.P. owns 14.81% of voting control of Grand Cathay Securities Investment Trust Co., Ltd.)

     A.J. Mercadian Capital L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Capital L.P.

     A.K. Mercadian Funding L.P. (DE). Metropolitan holds a 95% limited partner interest and an unaffiliated third party holds 5% of Mercadian Funding L.P.

     A.L. St. James Fleet Investments Two Limited (Cayman Islands). Metropolitan
          Life Insurance Company owns 34% of St. James Fleet Investments Two Limited.

     A.M. MetLife New England Holdings, Inc. (DE)

          1.   Fulcrum Financial Advisors, Inc. (MA)

          2.   New England Life Insurance Company (MA)

               a.   New England Life Holdings, Inc. (DE)

                    i.   New England Securities Corporation (MA)

                         (1)  Hereford Insurance Agency, Inc. (MA)

                         (2)  Hereford Insurance Agency of Alabama, Inc. (AL)

                         (3)  Hereford Insurance Agency of Idaho, Inc. (ID)

                         (4)  Hereford Insurance Agency of Minnesota, Inc. (MN)

                         (5)  Hereford Insurance Agency of New Mexico, Inc. (NM)

                         (6)  Hereford Insurance Agency of Wyoming, Inc (WY).

                    ii.  TNE Information Services, Inc. (MA)

                         (1)  First Connect Insurance Network, Inc. (DE)

                         (2)  Interactive Financial Solutions, Inc. (MA)

                    iii. N.L. Holding Corp. (DEL) (NY)

                         (1)  Nathan & Lewis Securities, Inc. (NY)

                         (2)  Nathan & Lewis Associates, Inc. (NY)

                              (a)  Nathan and Lewis Insurance Agency of
                                   Massachusetts, Inc. (MA)

                              (b)  Nathan and Lewis Associates of Texas, Inc.
                                   (TX)

                         (3)  Nathan & Lewis Associates-Arizona, Inc. (AZ)

                         (4)  Nathan & Lewis of Nevada, Inc. (NV)

                    iv.  New England Investment Management Inc.

               b.   Exeter Reassurance Company, Ltd. (MA)

               c.   Omega Reinsurance Corporation (AZ)

               d.   New England Pension and Annuity Company (DE)

               e.   Newbury Insurance Company, Limited (Bermuda)

     3.   *Nvest Corporation (MA)

          a. *Nvest, L.P. (DE) Nvest Corporation holds a 1.69% general partnership interest and MetLife New England Holdings, Inc. 3.19% general partnership interest in Nvest, L.P.

          b. *Nvest Companies, L.P. (DE). Nvest Corporation holds a 0.0002% general partnership interest in Nvest Companies, L.P. Nvest, L.P. holds a 14.64% general partnership interest in Nvest Companies, L.P. Metropolitan holds a 47.10% limited partnership interest in Nvest Companies, L.P.

          i.   *Nvest Holdings, Inc. (DE)

               (1)  *Back Bay Advisors, Inc. (MA)

                    (a)  *Back Bay Advisors, L.P. (DE)
                         Back Bay Advisors, Inc. holds a 1% general partner interest and NEIC Holdings, Inc. holds a 99% limited partner interest in Back Bay Advisors, L.P.

               (2)  *R & T Asset Management, Inc. (MA)

                    (a)  *Reich & Tang Distributors, Inc. (DE)

                    (b)  *Reich & Tang Asset Management.
                         R & T Asset Management, Inc. holds a 0.5% general partner interest and NEIC Holdings, Inc. hold a 99.5% limited partner interest in Reich & Tang Asset Management, L.P.

                    (c)  *Reich & Tang Services, Inc. (DE)

               (3)  *Loomis, Sayles & Company, Inc. (MA)

                    (a)  *Loomis Sayles & Company, L.P. (DE)
                         Loomis Sayles & Company, Inc. holds a 1% general partner interest and R & T Asset Management, Inc. holds a 99% limited partner interest in Loomis Sayles & Company, L.P.

                         i.   *Loomis Sayles (Australia) Holdings, LLC
                              (1) Loomis Sayles (Australia) Pty Limited

                         ii.  *Loomis Sayles Distributors, L.P.

                         iii. *Loomis Sayles Distributors, Inc.

                         iv.  *Loomis Sayles (Euro) Limited

                   (4)  *Westpeak Investment Advisors, Inc. (MA)

                   (a)  *Westpeak Investment Advisors, L.P. (DE) Westpeak
                         Investment Advisors, Inc. holds a 1% general partner interest and Reich & Tang holds a 99% limited partner interest in Westpeak Investment Advisors, L.P.

                        (i) *Westpeak Investment Advisors Australia Limited Pty.

               (5)  *Vaughan, Nelson Scarborough & McCullough (DE)

                    (a)  *Vaughan, Nelson Scarborough & McCullough, L.P. (DE)
                          VNSM, Inc. holds a 1% general partner interest and Reich & Tang Asset Management, Inc. holds a 99% limited partner interest in Vaughan, Nelson Scarborough & McCullough, L.P.

                         (i)  *VNSM Trust Company

               (6)  *MC Management, Inc. (MA)

                    (a)  *MC Management, L.P. (DE)
                          MC Management, Inc. holds a 1% general partner interest and R & T Asset Management, Inc. holds a 99% limited partner interest in MC Management, L.P.

               (7)  *Harris Associates, Inc. (DE)

                    (a)  *Harris Associates Securities L.P. (DE)
                          Harris Associates, Inc. holds a 1% general partner interest and Harris Associates L.P. holds a 99% limited partner interest in Harris Associates Securities, L.P.

                    (b)  *Harris Associates L.P. (DE)
                          Harris Associates, Inc. holds a 0.33% general partner interest and NEIC Operating Partnership, L.P. holds a 99.67% limited partner interest in Harris Associates L.P.

                         (i)  *Harris Partners, Inc. (DE)

                         (ii) *Harris Partners L.L.C. (DE)
                               Harris Partners, Inc. holds a 1% membership interest and Harris Associates L.P. holds a 99% membership interest in Harris Partners L.L.C.

                              (1)  *Aurora Limited Partnership (DE)
                                    Harris Partners L.L.C. holds a 1% general partner interest

                              (2)  *Perseus Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

                              (3)  *Pleiades Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

                              (4)  *Stellar Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

                              (5)  *SPA Partners L.P. (DE) Harris Partners
                                    L.L.C. holds a 1% general partner interest

               (8)  *NEF Corporation (MA)

                    (a)  *New England Funds, L.P. (DE) NEF Corporation holds a
                          1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds, L.P.

                    (b) *New England Funds Management, L.P. (DE) NEF Corporation holds a 1% general partner interest and NEIC Operating Partnership, L.P. holds a 99% limited partner interest in New England Funds Management, L.P.

                    (c)  *Nvest Services Company, Inc.

               (9)  *AEW Capital Management, Inc. (DE)

                    (a) *AEW Securities, L.P. (DE) AEW Capital Management, Inc. holds a 1% general partnership and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Securities, L.P.

                    (b)  *AEW Capital Management L.P. (DE)

                         New England Investment Companies, L.P. holds a 99% limited partner interest and AEW Capital Management, Inc. holds a 1% general partner interest in AEW Capital Management, L.P.

                         (i)  *AEW II Corporation (MA)

                         (ii) *AEW Partners III, Inc. (DE)

                         (iii) *AEW Partners IV, Inc.

                         (iv) *AEW TSF, Inc. (DE)

                         (v)  *AEWPN, LLC (DE)

                         (vi) *AEW Curzon Limited

                         (vii) *AEW Investment Group, Inc. (MA)

                              (1) *Copley Public Partnership Holding, L.P. (MA) AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in Copley Public Partnership Holding, L.P.

                              (2) *AEW Management and Advisors L.P. (MA) AEW Investment Group, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Management and Advisors L.P.

                              (3)  *AEW Real Estate Advisors, Inc. (MA)

                                   (i)  *AEW Advisors, Inc. (MA)

                                   (ii) *Copley Properties Company, Inc. (MA)

                                   (iii) *Copley Properties Company II, Inc.
                                         (MA)

                                   (iv) *Copley Properties Company III, Inc.
                                        (MA)

                                   (v)  *Fourth Copley Corp. (MA)

                                   (vi) *Fifth Copley Corp. (MA)

                                   (vii) *Sixth Copley Corp. (MA)

                                   (viii) *Seventh Copley Corp. (MA).

                                   (ix) *Eighth Copley Corp. (MA).

                                   (x)  *Second Income Corp. (MA).

                                   (xi) *Third Income Corp. (MA).

                                   (xii) *Fourth Income Corp. (MA).

                                          (xiii) *Third Singleton Corp. (MA).

                                          (xiv) *Fourth Singleton Corp. (MA)

                                     (xv) *Fifth Singleton Corp. (MA)

                                     (xvi) *Sixth Singleton Corp. (MA).

                                     (xvii) *BCOP Associates L.P. (MA) AEW Real
                                            Estate Advisors, Inc. holds a 1%
                                            general partner interest in BCOP
                                            Associates L.P.

                                (4)  *CREA Western Investors I, Inc. (MA)

                                (5)  *CREA Investors Santa Fe Springs, Inc. (MA)

                         (viii) *AEW Real Estate Advisors, Limited Partnership
                                (MA) AEW Real Estate Advisors, Inc. holds a 25% general partnership interest and AEW Capital Management, L.P. holds a 75% limited partnership interest in AEW Real Estate Advisors, Limited Partnership.

                         (ix) *AEW Hotel Investment Corporation (MA)

                              (1.) *AEW Hotel Investment, Limited Partnership
                                   (MA) AEW Hotel Investment Corporation holds a 1% general partnership interest and AEW Capital Management, L.P. holds a 99% limited partnership interest in AEW Hotel Investment, Limited Partnership.

                    (10) *Nvest Associates, Inc.

                    (11) *Snyder Capital Management, Inc.

                         (a) *Snyder Capital Management, L.P. NEIC Operating Partnership holds a 99.5% limited partnership interest and Snyder Capital Management Inc. holds a 0.5% general partnership interest.

                    (12) *Jurika & Voyles, Inc.

                         (a) *Jurika & Voyles, L.P NEIC Operating Partnership, L.P. holds a 99% limited partnership interest and Jurika & Voyles, Inc. holds a 1% general partnership interest.

                    (13) *Nvest Partnerships, LLC ( )

                    (14) *Kobrick Funds LLC

          A.N. GenAmerica Financial Corporation (MO)

               1.   General American Life Insurance Company (MO)

                    a.   Paragon Life Insurance Company (MO)

                    b.   Security Equity Life Insurance Company (NY)

                    c.   Cova Corporation (MO)

                         i.   Cova Financial Services Life Insurance Company
                              (MO)

                              (1)  Cova Financial Life Insurance Company (CA)

                              (2)  First Cova Life Insurance Company (NY)

                         ii.  Cova Life Management Company (DE)

                              (1)  Cova Investment Advisory Corporation (IL)

                              (2)  Cova Investment Allocation Corporation (IL)

                              (3)  Cova Life Sales Company (DE)

                              (4)  Cova Life Administration Services Company
                                   (IL)

                    d.   General Life Insurance Company (TX)

                         i.   General Life Insurance Company of America (IL)

                    e.   Equity Intermediary Company (MO)

                         i. Reinsurance Group of America, Incorporated. (MO) 9.6% of the voting shares of Reinsurance Group of America, Incorporated is held directly by Metropolitan Life Insurance Company. 48.3% is held by GenAmerica Financial Corporation.

                              (1)  Reinsurance Company of Missouri Incorporated
                                   (MO)

                                   a.   RGA Reinsurance Company (MO)

                                   b.   Fairfield Management Group, Inc. (MO)

                                        i.   Reinsurance Partners, Inc. (MO)

                                        ii.  Great Rivers Reinsurance
                                             Management, Inc. (MO)

                                        iii. RGA (U.K.) Underwriting Agency
                                             Limited (United Kingdom)

                              (2) Triad Re, Ltd. (Barbados) Reinsurance Group of America, Incorporated owns 100% of the preferred stock of Triad RE, Ltd. and 67% of the common stock.

                              (3)  RGA Americas Reinsurance Company, Ltd.
                                   (Barbados)

                              (4)  RGA Reinsurance Company (Barbados) Ltd.
                                   (Barbados)

                                   (a)  RGA Financial Group, L.L.C. (DE)

                              (5)  RGA International Ltd. (Canada)

                                   (a)  RGA Financial Products Limited (Canada)

                                   (b)  RGA Canada Management Company, Ltd.
                                        (Canada)

                                        (i)  RGA Life Reinsurance Company of
                                             Canada (Canada)

                              (6)  Benefit Resource Life Insurance Company
                                   (Bermuda) Ltd. (Bermuda)

                              (7)  RGA Holdings Limited (United Kingdom)

                                   (a)  RGA Managing Agency Limited (United
                                        Kingdom)

                                   (b)  RGA Capital Limited (United Kingdom)

                                   (c)  RGA Reinsurance (UK) Limited (South
                                        America)

                              (8) RGA South African Holdings (Pty) Ltd. (South America)

                                   (a)  RGA Reinsurance Company of South Africa
                                        Limited (Australia)

                              (9)  RGA Australian Holdings Pty Limited
                                   (Australia)

                                   (a)  RGA Reinsurance Company of Australia
                                        Limited (Australia)

                              (10) General American Argentina Seguros de Vida,
                                   S.A. (Argentina)

                              (11) RGA Argentina, S.A. (Argentina)

                              (12) Regal Atlantic Company (Bermuda) Ltd.
                                   (Bermuda)

                              (13) Malaysia Life Reinsurance Group Berhad.
                                   (Malaysia) Reinsurance Group of America,
                                   Incorporated owns 30% of Malaysia Life
                                   Reinsurance Group Berhad.

                    f.   GenAm Holding Company (DE)

                         i.   Genelco Incorporated (MO)

                         ii.  Genelco Asia Pacifica Limited (Hong Kong)

                         iii. Genelco de Mexico S.A. de C.V. (Mexico) 99% of the
                              shares of Genelco de Mexico S.A. de C.V. are held by Genelco Incorporated and 1% is held by General American Life Insurance Company.

                         iv.  White Oak Royalty Company (OK)

                         v.   GenMark Incorporated (MO)

                              (a)  Stan Mintz Associates, Inc. (WI)

                              (b)  GenMark Insurance Agency of Alabama, Inc.
                                   (AL)

                              (c) GenMark Insurance Agency of Massachusetts, Inc. (MA)

                              (d)  GenMark Insurance Agency of Ohio, Inc. (OH)

                              (e)  GenMark Insurance Agency of Texas, Inc. (TX)

     2.   Collaborative Strategies, Inc. (MO)

     3.   Virtual Finances.Com, Inc. (MO)

     4.   Missouri Reinsurance (Barbados) Inc. (Barbados)

     5.   GenAmerica Capital I (DE)

     6. GenAmerica Management Corporation (MO) 22.5% of the voting shares of the GenAmerica Management Corporation are owned by General American Life Insurance Company and 10% of the voting shares of the GenAmerica Management Corporation are owned by A.G. Edwards. 67% of the common stock is owned by GenAmerica Financial Corporation.

     7.   Walnut Street Securities, Inc. (MO)

          a.   WSS Insurance Agency of Alabama, Inc. (AL)

          b.   WSS Insurance Agency of Massachusetts, Inc. (MA)

          c.   WSS Insurance Agency of Nevada, Inc. (NV)

          d.   WSS Insurance Agency of Ohio, Inc. (OH)

          e.   WSS Insurance Agency of Texas, Inc. (TX)

          f.   Walnut Street Advisers, Inc. (MO)

     A.O. Metropolitan Life Ubezpieczenna Zycie S.A. (Poland)

     A.P. MetLife Central European Services Spolka z Organiczona odpowiedzialmoscia (Poland)

In addition to the entities listed above, Metropolitan (or where indicated an affiliate) also owns an interest in the following entities, among others:

     The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

     In addition to the entities shown on the organizational chart, Metropolitan (or where indicated, a subsidiary) also owns interests in the following entities:

          1) CP&S Communications, Inc., a New York corporation, holds federal radio communications licenses for equipment used in Metropolitan-owned facilities and airplanes. It is not engaged in any business.

          2) Metropolitan Structures is a general partnership in which Metropolitan owns a 50% interest.

          3) *Metropolitan owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

          4) Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

          5) Metropolitan directly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP.
     (DEL), an indirect wholly owned subsidiary of Metropolitan.

          6) 100% of the capital stock of Hereford Insurance Agency of Oklahoma, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

          7) 100% of the capital stock of Fairfield Insurance Agency of Texas, Inc. is owned by an officer. New England Life Insurance Company controls the issuance of additional stock and has certain rights to purchase such officer's shares.

          8) New England Securities Corporation owns 100% of the non-voting preferred stock of Hereford Insurance Agency of Ohio, Inc., an insurance agency. 100% of the voting common stock of this company is held by an officer who has agreed to vote such shares at the direction of New England Securities Corporation, an indirect wholly owned subsidiary of Metropolitan.

          9) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan serves as the general partner of the limited partnerships and Metropolitan directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies. The various MILPs own, directly or indirectly, 100% of the voting stock of the following: Coating Technologies International, Inc.

NOTE: THE METROPOLITAN LIFE ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE
----
JOINT VENTURES AND PARTNERSHIPS OF WHICH METROPOLITAN LIFE AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27.    NUMBER OF CONTRACTOWNERS

     Not applicable

ITEM 28.    INDEMNIFICATION

     The Depositor's parent, Metropolitan Life Insurance Company ("MetLife") maintains a directors' and officers' liability policy with a maximum coverage of $300 million under which the Depositor and New England Securities Corporation, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter. A provision in the Depositor's by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers or employees of the Depositor.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons (if any) of the Underwriter or Depositor pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor or Underwriter of expenses incurred or paid by a director, officer or controlling person of the Depositor or Underwriter in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor or Underwriter will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITERS

     (a) New England Securities Corporation also serves as principal underwriter for:

     New England Zenith Fund
     New England Variable Annuity Fund I
     New England Variable Life Separate Account
     New England Life Retirement Investment Account
     The New England Variable Account

         (b)  The   directors  and  officers  of  the   Registrant's   principal
underwriter, New England Securities Corporation, and their addresses are as follows:


                 Name                       Positions and Offices with                     Positions and Offices with
                                              Principal Underwriter                               Registrant
Thomas W. McConnell*                     Chairman of the Board, Director, President                    None
                                         and CEO

Steven J. Brash***                       Assistant Treasurer                                           None

Mary M. Diggins**                        Vice President, General Counsel, Secretary                    None
                                         and Clerk

Thom A. Faria**                          Director                                                      None

Mark A. Greco*                           Vice President and Chief Operating Officer                    None

Anne M. Goggin**                         Director                                                      None

Gregory M. Harrison***                   Assistant Treasurer                                           None

Laura A. Hutner*                         Vice President                                                None

Mitchell A. Karman**                     Vice President                                                None

Rebecca Kovatch*                         Vice President                                                None

Joanne Logue**                           Vice President                                                None

Genevieve Martin*                        Vice President                                                None

John Peruzzi*                            Assistant Vice President and Controller                       None

Robert F. Regan**                        Vice President                                                None

Jonathan M. Rozek*                       Vice President                                                None

Michael E. Toland*                       Vice President, Chief Compliance Officer,                     None
                                         Chief Financial Officer, Treasurer,
                                         Assistant Secretary and Assistant Clerk

Principal Business Address:         *399 Boylston Street, Boston, MA 02116
                                    **501 Boylston Street, Boston, MA 02117
                                    ***MetLife - One Madison Avenue, New York, NY 10010

          (c)

          (1)                      (2)                     (3)                    (4)                    (5)
        Name of              Net Underwriting
       Principal              Discounts and             Compensation             Brokerage
      Underwriter              Commissions              on Redemption           Commissions          Compensation
New England Securities
Corporation                         $0                      0                      0                      0

Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into selling agreements with the principal underwriter with respect to sales of the Contracts.

ITEM 30.    LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

     (a) Registrant

     (b) State Street Bank & Trust Company
         225 Franklin Street Boston
         Massachusetts  02110

     (c) New England Securities Corporation
         399 Boylston Street
         Boston, Massachusetts 02116

     (d) New England Life Insurance Company
         501 Boylston Street
         Boston, Massachusetts  02117

ITEM 31.    MANAGEMENT SERVICES

     Not applicable

ITEM 32.    UNDERTAKINGS

Registrant hereby makes the following undertakings:

     (1) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (2) To include either (a) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information or (b) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (3) To deliver a Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request;

     (4) To offer Contracts to participants in the Texas Optional Retirement program in reliance upon Rule 6c-7 of the Investment Company Act of 1940 and to comply with paragraphs (a)-(d) of that Rule; and

     (5) To comply with and rely upon the Securities and Exchange Commission No-Action letter to The American Council of Life Insurance, dated November 28, 1988, regarding Sections 22(e), 27(c)(1) and 27(d) of the Investment Company Act of 1940.

     New England Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by New England Life Insurance Company.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, New England Variable Annuity Separate Account has duly caused this Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 12th day of December, 2000.

                                   New England Variable Annuity Separate Account
                                           (Registrant)

                                   By: New England Life Insurance Company
                                                  (Depositor)


                                       By:  /s/ Anne M. Goggin
                                          ---------------------------------
                                                Anne M. Goggin, Esq.
                                                Senior Vice President
                                                and General Counsel
Attest:


/s/  Michele H. Abate
---------------------
Michele H. Abate

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, New England Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf, in the City of Boston, and the Commonwealth of Massachusetts on the 12th day of December, 2000.



                                              New England Life Insurance Company
(Seal)

                                              By:   /s/ Anne M. Goggin
                                                 -------------------------------
                                                        Anne M. Goggin, Esq.
                                                        Senior Vice President
                                                        and General Counsel
Attest:

/s/ Michele H. Abate
-------------------------
Michele H. Abate


     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities indicated, on December 12, 2000.



                  *                                     Chairman, President and
------------------------------------
James M. Benson                                         Chief Executive Officer

                  *                                            Director
------------------------------------
Susan C. Crampton

                  *                                            Director
------------------------------------
Edward A. Fox

                  *                                            Director
------------------------------------
George J. Goodman

                  *                                            Director
------------------------------------
Evelyn E. Handler

                  *                                            Director
------------------------------------
Philip K. Howard

                  *                                            Director
------------------------------------
Bernard A. Leventhal

                  *                                            Director
-----------------------------------
Thomas J. May

                  *                                            Director
------------------------------------
Stewart G. Nagler

                  *                                            Director
------------------------------------
Catherine A. Rein

                  *                         Executive Vice President and Chief
------------------------------------      Financial Officer and Chief Accounting
David Y. Rogers                                               Officer


                  *                                            Director
------------------------------------
Rand N. Stowell

         *                                                     Director
------------------------------------
Lisa M. Weber



                                                 By:   /s/ Marie C. Swift, Esq.
                                                     --------------------------
                                                           Marie C. Swift, Esq.
                                                           Attorney-in-fact


* Executed by Marie C. Swift, Esq. on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                 Exhibit Index

(1) Resolutions of Board of Directors of the Depositor authorizing the Registrant are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

(2)  None.

(3) (i) Form of Distribution Agreement is incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (ii) Form of Selling Agreement with other broker-dealers is incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (iii) Additional Form of Selling Agreement with broker-dealers is incorporated herein by reference to Registration Statement on Form N-4 (No. 33-64879) filed on December 11, 1995.

     (iv) Additional Forms of Selling Agreement are incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 30, 1997.

     (v) Form of Participation Agreement among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and New England Life Insurance Company is incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement on Form N-1A (File No. 2-80751) filed April 6, 2000.

(4)  (i) Variable Annuity Contract

     (ii) Forms of Endorsements

(5)  (i) Application.

(6) (i) Copy of charter (Amended and restated Articles of Organization) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 30, 1997.

     (ii) Amended and restated By-Laws of Depositor are incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (No. 33-85442) filed on May 1, 1998.

     (iii) Amendments to Amended and restated Articles of Organization are incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 (No. 33-85442) filed on April 28, 1999.

(7)  None

(8)  None

(9)  Opinion and consent of Anne M. Goggin, Esq. (to be filed by amendment)

(10) (i) Consent of Deloitte & Touche, LLP (to be filed by amendment)

     (ii) Consent of Sutherland Asbill & Brennan LLP (to be filed by amendment)

(11) None

(12) None

(13) Schedules of computations for performance quotations (to be filed by amendment).

(14) (i) Powers of Attorney.